Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

SIGNATURE CR INTERMEDIATE HOLDCO, Inc.,

MYERS SUBSIDIARY i, iNC.,

MYERS INDUSTRIES, INC.,

THE EXECUTORY SELLERS SIGNATORY HERETO,

and

SIGNATURE CR HOLDCO, LLC, solely in its capacity as the Securityholder Representative,

December 29, 2023

3.25	Accounts Receivable	41
3.26	Customers and Suppliers	41
3.27	Affiliated Transactions	41
3.28	Brokerage	42
3.29	Takeover Statutes	42
3.30	Working Capital	42
3.31	Trade Allowances	42
3.32	No Other Representations	43
Article 4	REPRESENTATIONS AND WARRANTIES OF PURCHASER	43
4.01	Organization and Power	43
4.02	Authorization; No Breach; Valid and Binding Agreement	43
4.03	Governmental Consents	44
4.04	Litigation	44
4.05	Brokerage	44
4.06	Financing	44
4.07	[Intentionally Omitted]	45
4.08	Solvency	45
4.09	No Prior Merger Sub Operations	46
4.10	No Other Representations	46
Article 5	REPRESENTATIONS AND WARRANTIES OF SELLERS	46
5.01	Organization	46
5.02	Authorization; No Breach, Conflicts or Consents; Valid and Binding Agreement	46
5.03	Ownership of Shares	47
5.04	Brokerage	47
5.05	Litigation	47
5.06	Affiliated Transactions	48
Article 6	CERTAIN PRE-CLOSING COVENANTS	48
6.01	Conduct of the Business	48
6.02	Assistance with Financing	50
6.03	Access to Books and Records	51
6.04	Regulatory Filings	52
6.05	Exclusive Dealing	53
6.06	Section 280G Matters	54
6.07	Notice of Certain Events	55
6.08	Termination of Related Party Arrangements	55
6.09	Stockholder Approval	56
6.10	Resignation of Company Directors and Officers	56
6.11	Data Room	56
Article 7	COVENANTS OF PURCHASER	56
7.01	Access to Books and Records	56
7.02	Director and Officer Liability and Indemnification.	57
7.03	Employee Matters	59

2

Article 8	TERMINATION	59
8.01	Termination	59
8.02	Effect of Termination	60
Article 9	ADDITIONAL COVENANTS	61
9.01	Tax Matters	61
9.02	Other Agreements	63
9.03	Survival; Certain Waivers	64
9.04	Acknowledgment	64
9.05	Confidentiality	66
9.06	Further Assurances	66
9.07	Provision Respecting Legal Representation	66
9.08	Press Releases and Communications	67
9.09	Release	67
9.10	Representation and Warranty Policy	68
Article 10	SECURITYHOLDER REPRESENTATIVE	68
10.01	Authorization of the Securityholder Representative	68
10.02	Representative Expense Amount	71
10.03	Securityholder Representative	71
Article 11	DEFINITIONS	72
11.01	Definitions	72
11.02	Other Definitional Provisions	86
11.03	Cross-Reference of Other Definitions	86
Article 12	MISCELLANEOUS	88
12.01	Expenses	88
12.02	Notices	88
12.03	Assignment	89
12.04	Severability	90
12.05	References	90
12.06	Construction	90
12.07	Amendment and Waiver	90
12.08	Complete Agreement	91
12.09	Third‑Party Beneficiaries	91
12.10	Waiver of Trial by Jury	91
12.11	Purchaser Deliveries	92
12.12	Electronic Delivery	92
12.13	Counterparts	92
12.14	Governing Law	92
12.15	Consent to Jurisdiction	92
12.16	Specific Performance	93
12.17	Debt Financing Sources	94
12.18	Non-Recourse	94

3

EXHIBITS

Exhibit A	Form of Letter of Transmittal
Exhibit B	[Reserved]
Exhibit C	Accounting Principles
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Exchange Agent Agreement
Exhibit F	Net Working Capital Example Calculation
Exhibit G	Form of Payment Schedule
Exhibit H	Form of Support Agreement
Exhibit I	Form of Written Consent
Exhibit J	Form of Payoff Letter
Exhibit K	Form of Termination Agreement

4

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 29, 2023, is made by and among (i) Signature CR Intermediate Holdco, Inc., a Delaware corporation (the “Company”), (ii) Myers Subsidiary I, Inc., a Delaware corporation (“Merger Sub”), (iii) Myers Industries, Inc., an Ohio corporation (“Purchaser”), (iv) Sellers identified on the signature pages hereto (each an “Executory Seller” and, collectively, the “Executory Sellers”), and (v) Signature CR Holdco, LLC, a Delaware limited liability company, solely in its capacity as the representative of the Securityholders as set forth in this Agreement (the “Securityholder Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 11.

RECITALS

WHEREAS, the parties hereto desire to adopt this Agreement and to consummate the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving such Merger, on the terms and subject to the conditions set forth herein;

WHEREAS, the respective boards of directors (or equivalent governing bodies) of each of Merger Sub and Purchaser, and Purchaser in its capacity as sole equityholder of Merger Sub, have unanimously approved this Agreement and the transactions contemplated herein;

WHEREAS, the board of directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and the Securityholders, (ii) approved and declared this Agreement and the transactions contemplated hereby advisable and fair and in the best interests of the Company and the Securityholders, and (iii) resolved to recommend adoption of this Agreement by the Securityholders in accordance with the Company’s Organizational Documents and the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, prior to the execution and delivery of this Agreement, and as an inducement and condition to Purchaser’s willingness to enter into this Agreement, the Executory Sellers have entered into support agreements (each, a “Voting and Support Agreement”), substantially in the form attached hereto as Exhibit H, pursuant to which, among other things, the Executory Sellers have agreed to certain matters in connection with the transactions contemplated hereby;

WHEREAS, immediately following the execution and delivery of this Agreement, the Company will deliver to Purchaser the written consent of the Executory Sellers irrevocably adopting this Agreement and the Related Documents to which the Executory Sellers are a party (the “Written Consent”) in the form attached hereto as Exhibit I;

WHEREAS, Sellers who are not executing this Agreement will be advised of its adoption and the approval of the Merger, and such Sellers’ adoption of this Agreement and approval of the Merger will be solicited, by delivery of Letters of Transmittal to such Sellers, pursuant to the terms and conditions hereof; and

WHEREAS, pursuant to those certain option surrender agreements, executed prior to or concurrently with the execution and delivery of this Agreement (each, an “Option Surrender Agreement”), true and complete copies of which have been previously provided to Purchaser, by and between each Optionholder and the Company, each Optionholder has agreed to surrender, for cancelation on the Closing Date, all Options owned by such Optionholder in exchange for the right to receive the Option Surrender Consideration.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1

THE MERGER

1.01 Description of the Merger.

(a) Merger of Merger Sub with and into the Company. At the Effective Time, upon the terms and subject to the conditions in this Agreement, and in accordance with the DGCL, Merger Sub shall merge with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under and in accordance with the DGCL as the surviving entity in the Merger. The Company, as the surviving entity after the Merger, is sometimes referred to in this Agreement as the “Surviving Company.” From and after the Effective Time, the Merger will have all the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers, franchises and assets of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company.

(b) Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware as required by, and executed in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later time as may be set forth in the Certificate of Merger as mutually agreed by the parties hereto. The effective time of the Merger is referred to herein as the “Effective Time”.

(c) Organizational Documents; Directors and Officers. At the Effective Time as a consequence of the Merger:

(i) the certificate of incorporation of the Surviving Company shall be amended and restated to read as did the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Company as of immediately prior to the Effective Time shall be the name of the Surviving Company (the “Restated Charter”);

(ii) the bylaws of the Surviving Company shall be amended and restated to read as did the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Company as of immediately prior to the Effective Time shall be the name of the Surviving Company (the “Surviving Bylaws”); and

(iii) the directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall be, from and after the Effective Time, the directors and officers, respectively, of the Surviving Company until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Restated Charter, the Surviving Bylaws and the DGCL.

1.02 Treatment of Equity Interests in the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, the Company or any Seller, the Merger shall be effected in accordance with the following terms:

(a) Conversion of Shares. Each Share (other than (i) Shares to be canceled and extinguished in accordance with Section 1.02(c), and (ii) Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive, in cash (without interest), such portion of the Closing Date Merger Consideration determined in accordance with Section 1.03(d). In addition, each Seller shall be entitled to receive (as provided in, and upon the terms and subject to the conditions in, this Agreement, including Section 1.06) a conditional amount equal to such Seller’s respective Post-Closing Percentage Interest of any Post-Closing Consideration in accordance with the Payment Schedule. Subject to the provisions of Section 1.06, from and after the Effective Time, each Seller shall cease to have any rights with respect to any Shares or any certificates (the “Certificates”) representing such Shares, except the right to receive (without interest) a portion of the Closing Date Merger Consideration and any Post-Closing Consideration, in each case, at the respective times and in the manner and subject to the terms and conditions set forth herein.

(b) Conversion of Merger Sub Shares. Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Company, and shall constitute the only outstanding shares of capital stock of the Surviving Company.

(c) Treasury Stock. Any Shares that are owned by the Company as treasury stock or otherwise, or any of its direct or indirect wholly owned Subsidiaries, immediately prior to the Effective Time or that are owned by Purchaser or any subsidiary of Purchaser immediately prior to the Effective Time shall automatically be canceled and extinguished and shall cease to exist without any conversion thereof, and no consideration shall be delivered in exchange therefor.

1.03 Merger Consideration.

(a) For the purposes of this Agreement, the “Closing Date Merger Consideration” means, without duplication, the sum of: (i) Three Hundred Fifty Million Dollars ($350,000,000) (the “Base Consideration”), minus (ii) the Estimated Indebtedness, plus (iii) the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital, minus

(iv) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital, plus (v) the Estimated Cash, minus (vi) the Estimated Transaction Expenses, minus (vii) the Escrow Amount, minus (viii) the Representative Expense Amount.

(b) For purposes of this Agreement, the “Final Merger Consideration” means, without duplication, the sum of: (i) the Base Consideration, minus (ii) the Final Indebtedness, plus (iii) the amount, if any, by which the Final Net Working Capital is greater than the Target Net Working Capital, minus (iv) the amount, if any, by which the Final Net Working Capital is less than the Target Net Working Capital, plus (v) the Final Cash, minus (vi) the Final Transaction Expenses, minus (vii) the Escrow Amount, minus (viii) the Representative Expense Amount.

(c) The Closing Date Merger Consideration shall be apportioned among Sellers according to the Payment Schedule (as directed by the Securityholder Representative), and the Post-Closing Consideration shall be apportioned among the Securityholders on a pro-rata basis according to each such Securityholder’s Post-Closing Percentage Interest according to the Payment Schedule (as directed by the Securityholder Representative); provided that, notwithstanding anything to the contrary in this Agreement, no Optionholder shall be entitled to receive any portion of the Option Surrender Consideration unless such Optionholder has complied with the terms of the applicable Option Surrender Agreement. Notwithstanding any provision in this Agreement to the contrary, with respect to any payment required to be made pursuant to this Agreement to any Optionholder (in its capacity as such), such amount, net of any amounts required to be deducted or withheld from such Optionholder under any provision of applicable Law, shall be paid to such Optionholder by the applicable Acquired Company through its payroll system.

(d) At the Closing, in accordance with Section 2.02(a) hereof, Purchaser shall pay or shall cause to be paid an amount in the aggregate equal to, with respect to the issued and outstanding Shares (as of immediately prior to the Effective Time) held by each Seller (other than with respect to Dissenting Shares), (i) the aggregate Per Share Closing Date Merger Consideration set forth on the Payment Schedule with respect to Shares held by each Executory Seller, to each such Executory Seller, by wire transfer of immediately available funds to the account designated by the Securityholder Representative in the Estimated Closing Statement, and (ii) the aggregate Per Share Closing Date Merger Consideration set forth on the Payment Schedule with respect to Shares held by each Seller that is not a party hereto (the “Exchange Fund Amount”), to the Exchange Agent, by wire transfer of immediately available funds to the account designated in the Exchange Agent Agreement, to be held and distributed only in accordance with Section 1.06 and the Exchange Agent Agreement.

1.04 Pre-Closing Deliverables.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, the Securityholder Representative shall deliver to Purchaser (i) the Payment Schedule, (ii) a statement (the “Estimated Closing Statement”) setting forth the Company’s calculation of its good faith estimates of (A) the amount of Closing Cash (the “Estimated Cash”), (B) the amount of Closing Net Working Capital (the “Estimated Net Working Capital”), (C) the amount of Closing Indebtedness (the “Estimated Indebtedness”), and (D) a schedule showing the amount of Closing Transaction Expenses (including the Closing Date Option Surrender Payments) (the “Estimated Transaction Expenses”), which schedule shall include itemized calculations of each Transaction

Expense and the wire instructions for payment of each such expense (the “Transaction Expenses Schedule”), together in each case of the foregoing (A) through (D) with reasonably detailed supporting information, and (iii) the resulting good faith calculation of the Closing Date Merger Consideration. The Estimated Closing Statement shall be calculated in accordance with this Agreement, including, in the case of Estimated Cash and Estimated Net Working Capital, the Accounting Principles. Each of the Company and the Securityholder Representative shall, and shall cause the Acquired Companies and their representatives to, (I) provide Purchaser with reasonable access to the working papers reasonably relating to the Estimated Closing Statement (subject to the execution of customary work papers access letters, if requested) and such other related book and records reasonably relating to the Estimated Closing Statement and, as applicable, make its representatives reasonably available to Purchaser to discuss the calculation of Closing Date Merger Consideration pursuant to this Section 1.04(a), the Estimated Closing Statement and the Payment Schedule; provided, that such access to representatives shall occur during normal business hours, with reasonable notice, and in a manner that does not unreasonably interfere with the normal business operations of the Company, the Securityholder Representative or their respective Affiliates, and (II) reasonably cooperate with Purchaser in its review of the Estimated Closing Statement, in each case as reasonably requested in connection with the review of the Estimated Closing Statement. The Company shall review any comments proposed by Purchaser with respect to the Estimated Closing Statement and shall consider in good faith any appropriate changes thereto prior to the Closing and to the extent the Company deems it reasonably appropriate, revise the Estimated Closing Statement to reflect such comments.

(b) (i) It is expressly acknowledged and agreed that Purchaser, the Escrow Agent, the Exchange Agent and their respective Affiliates (including, in the case of Purchaser, the Acquired Companies after the Closing) shall be entitled to rely on the Payment Schedule, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith; and (ii) in no event shall Purchaser, the Escrow Agent, the Exchange Agent or any of their respective Affiliates (including, in the case of Purchaser, the Acquired Companies after the Closing) have any liability to any Person (including the Securityholder Representative and each of the Sellers) in connection with any claims of any inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Payment Schedule and the allocation set forth therein or payments made by any Person (including Purchaser, any Acquired Company, the Escrow Agent, the Exchange Agent and their respective Affiliates) in accordance therewith.

(c) No later than five (5) Business Days prior to the anticipated Closing Date, the Securityholder Representative shall deliver to Purchaser one or more customary payoff letters (the “Payoff Letters”), with respect to any Indebtedness outstanding as of immediately prior to the Closing under the Contracts of the type described in clause (i), (ii) or (viii) of the definition of “Indebtedness” (the “Payoff Indebtedness”), to be provided by the applicable creditor(s) (or the administrative agent or similar representative on behalf thereof, if applicable), in respect thereof, each of which either (A) is substantially in the form attached hereto as Exhibit J, or (B) sets forth the aggregate amount arising under or owing or payable thereunder and in connection therewith at the Closing (such amount, the “Debt Payoff Amount”), acknowledges and agrees that, upon payment of such aggregate amounts on the Closing Date, the Acquired Companies shall have paid in full all amounts arising under or owing or payable thereunder and in connection therewith, and, if applicable, that all Liens, guarantees and similar credit support related to such Payoff

Indebtedness shall be automatically released and, if applicable, includes customary lender undertakings to promptly prepare and file with the appropriate Governmental Authority such instruments as may be required to effect or evidence such release or shall include authorization for the Company or another party designated by the Company to prepare and file any such instruments.

1.05 Post-Closing Adjustment.

(a) Within seventy five (75) days after the Closing Date, Purchaser will deliver to the Securityholder Representative (i) a statement showing the Surviving Company’s good faith calculation of (A) the amount of Closing Cash, (B) the amount of Closing Indebtedness, (C) the amount of Closing Net Working Capital, and (D) the amount of Closing Transaction Expenses (the “Preliminary Statement”) and (ii) using the amounts referred to in the preceding clause (i) for such purpose, the Surviving Company’s calculation of the resulting Final Closing Merger Consideration and Shortfall Amount or Excess Amount, as the case may be, based thereon. Notwithstanding anything to the contrary set forth herein, without limiting any of the Securityholder Representative’s rights under this Agreement, if Purchaser fails to timely deliver the Preliminary Statement to the Securityholder Representative, and such failure is not cured within five (5) Business Days following the receipt of written notice by Purchaser from the Securityholder Representative of the same, the Securityholder Representative shall have the right, at its sole option, to designate (by delivering written notice to Purchaser) the Estimated Closing Statement to be the Final Closing Statement, and if such designation is made, no adjustment will be made under this Section 1.05.

(b) The Estimated Closing Statement and the Preliminary Statement shall be prepared, and the amount of Closing Cash, the amount of Closing Indebtedness, the Closing Net Working Capital and the Closing Transaction Expenses shall be determined, on a consolidated basis in accordance with this Agreement, including, in the case of Closing Cash and Closing Net Working Capital, the Accounting Principles, and, in the case of Closing Net Working Capital, shall not include (i) any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby, or (ii) any additional reserve or accrual (including any increase in any existing reserve or accrual) that is not reflected in the Latest Balance Sheet, in each case of the foregoing (i) and (ii), except as set forth in the Accounting Principles.

(c) During the earlier of (x) thirty (30) days immediately following the Securityholder Representative’s receipt of the Preliminary Statement and (y) the Final Determination Date, Purchaser shall, and shall cause the Acquired Companies and their representatives to: (i) provide the Securityholder Representative with reasonable access to the working papers reasonably relating to the Preliminary Statement (subject to the execution of customary work papers access letters, if requested) and such other related books and records reasonably relating to the Preliminary Statement and access to the Acquired Companies’ personnel that participated in the preparation of the Preliminary Statement regarding questions concerning or disagreements with the Preliminary Statement; provided, that such access shall occur during normal business hours, with reasonable notice, and in a manner that does not unreasonably interfere with the normal business operations of Purchaser, the Surviving Company, or their respective Affiliates, and (ii) reasonably cooperate with the Securityholder Representative in its review of the Preliminary Statement, in each case as reasonably requested in connection with the review of the Preliminary Statement. The Preliminary Statement will become final and binding upon the parties hereto on the thirtieth (30th) day following receipt thereof by the Securityholder Representative, unless the Securityholder Representative gives written notice of its disagreement with the Preliminary Statement (the “Notice of Disagreement”) to Purchaser prior to such date. The Notice of Disagreement will specify each item or amount in the Preliminary Statement with which the Securityholder Representative disagrees and in reasonable detail the basis for its objections thereto, and its alternative calculation of such items or amounts (to the extent such items are capable of being alternatively calculated) and of the Final Merger Consideration based thereon.

(d) The Preliminary Statement (as revised in accordance with clauses (ii) and/or (iii) below) will become final and binding upon the parties hereto (the “Final Closing Statement”) on the date on which the amount of Closing Cash, Closing Indebtedness, Closing Net Working Capital and/or Closing Transaction Expenses are all deemed final and binding, which shall be on the earlier of (i) if a timely Notice of Disagreement is not received by Purchaser, the date that is the thirtieth (30th) day following receipt of the Preliminary Statement by the Securityholder Representative pursuant to Section 1.05(c), (ii) if a timely Notice of Disagreement is received by Purchaser, the date Purchaser and the Securityholder Representative resolve in writing any differences they have with respect to any matter specified in the Notice of Disagreement pursuant to this Section 1.05(d), and (iii) if a timely Notice of Disagreement is received by Purchaser, the date any matters properly in dispute are finally resolved in writing by the Independent Auditor pursuant to Section 1.05(e). The date on which the Preliminary Statement shall become the Final Closing Statement pursuant to the immediately foregoing sentence is referred to as the “Final Determination Date”. The amount of Closing Cash, the amount of Closing Indebtedness, the Closing Net Working Capital and the amount of Closing Transaction Expenses, in each case as finally determined in the Final Closing Statement, shall be referred to herein as the “Final Cash,” the “Final Indebtedness,” the “Final Net Working Capital” and the “Final Transaction Expenses”. During the thirty (30) days immediately following the delivery of a Notice of Disagreement, Purchaser and the Securityholder Representative will consult in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement, and any such resolution shall be final and binding on the parties hereto.

(e) At the end of such thirty (30)-day consultation period, if Purchaser and the Securityholder Representative have not resolved their disputes with respect to the items specified in the Notice of Disagreement, the Securityholder Representative and Purchaser shall jointly retain and shall submit any and all such matters which remain in dispute and which were properly included in the Notice of Disagreement (and no other matter) to the Independent Auditor. The Independent Auditor will work to resolve such dispute promptly and, in any event, within thirty (30) days from the date the dispute is submitted to the Independent Auditor. Any item not specifically referred to the Independent Auditor for evaluation shall be deemed final and binding on the parties hereto. The Independent Auditor will act as an expert and not an arbitrator, and determine the Final Closing Statement, based solely on the provisions of this Agreement and submissions by Purchaser and the Securityholder Representative (and not by independent review). Purchaser and the Securityholder Representative shall each provide the other with any position papers or back-up documentation that such party submitted or presented to the Independent Auditor in connection with such dispute concurrently with the delivery of such materials to the Independent Auditor (subject in the case of the accountant’s work papers to the execution of a customary work paper access letter upon request); provided that neither Purchaser nor the

Securityholder Representative shall engage in any ex-parte communication with the Independent Auditor. The Independent Auditor shall reach a final, binding resolution of such matters, which final resolution shall not be subject to collateral attack, review or appeal for any reason (other than fraud or manifest error) and shall be (i) in writing and signed by the Independent Auditor and set forth, in reasonable detail, the Independent Auditor’s determination with respect to each of the items in dispute, with supporting calculations, (ii) within the range of the amount of each item in dispute contested by Purchaser and the Securityholder Representative (i.e., in each case, no lower than the lowest amount proposed by any such party and no higher than the highest amount proposed by any such party) on an item-by-item basis, and (iii) made in accordance with this Agreement (including the definitions herein) and the Accounting Principles. The parties hereto agree that the failure of the Independent Auditor to strictly conform to any deadline or time period contained herein shall not render the determination of the Independent Auditor invalid and shall not be a basis for seeking to overturn any determination rendered by the Independent Auditor. The procedure outlined in this Section 1.05(e) is referred to as the “Dispute Resolution Procedure”.

(f) Purchaser and the Securityholder Representative shall each pay their own costs and expenses incurred in connection with the Dispute Resolution Procedure; provided, that the fees and expenses of the Independent Auditor shall be borne by Purchaser and the Securityholder Representative based on the inverse of the percentage that the Independent Auditor’s determination bears to the total amount of the total items in dispute as originally submitted to the Independent Auditor by Purchaser and the Securityholder Representative. For example, should the items in dispute total in amount to $1,000 and the Independent Auditor awards $600 in favor of the Securityholder Representative’s position, 60% of the costs and expenses of its review would be borne by Purchaser and 40% of the costs and expenses would be borne by the Securityholder Representative.

(g) Purchaser agrees that, from and after the Closing until the Final Determination Date, Purchaser will not take any actions with respect to the Accounting Principles or the Acquired Companies’ books and records that would reasonably be expected to adversely affect any Seller, the Securityholder Representative or the Independent Auditor in connection with any disputes brought, or determinations made, under this Section 1.05.

(h) The parties hereto agree that the procedures set forth in this Section 1.05 for resolving disputes with respect to the Preliminary Statement shall be the sole and exclusive method for resolving such disputes; provided, that this provision shall not prohibit any party from instituting a proceeding pursuant to the terms hereof to enforce any final determination of the Final Merger Consideration as determined in accordance with this Section 1.05.

(i) If, after final determination of the Final Closing Statement, the Closing Date Merger Consideration is less than the Final Merger Consideration (such shortfall, not to exceed the Escrow Amount, the “Shortfall Amount”), then, within two (2) Business Days after the Final Determination Date:

(i) Purchaser and the Surviving Company, jointly and severally, shall pay or cause to be paid (A) to the Securityholder Representative (on behalf of, and for further distribution to, the Executory Sellers), by wire transfer of immediately available funds, the Executory Sellers’ portion of the Shortfall Amount according to the Payment Schedule (as directed by the Securityholder Representative and in accordance with Section 1.03(c)), (B) to the Exchange Agent, by wire transfer of immediately available funds, for further distribution to each Seller not party hereto that has submitted a duly executed and completed Letter of Transmittal, such Sellers’ portions of the Shortfall Amount according to the Payment Schedule, and (C) to the applicable Acquired Company (on behalf of, and for further distribution to, the Optionholders), by wire transfer of immediately available funds, the Optionholders’ portion of the Shortfall Amount according to the Payment Schedule and payable in accordance with Section 1.03(c); and

(ii) Purchaser and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent to cause the Escrow Agent to pay, by wire transfer of immediately available funds from the Escrow Account within two (2) Business Days after delivery of such joint written instruction, (A) to the Securityholder Representative (on behalf of, and for further distribution to, the Executory Sellers), the Executory Sellers’ portion of the remaining funds in the Escrow Account according to the Payment Schedule (as directed by the Securityholder Representative and in accordance with Section 1.03(c)), (B) to the Exchange Agent, for further distribution to each Seller not party hereto that has submitted a duly executed and completed Letter of Transmittal, such Sellers’ portions of the remaining funds in the Escrow Account according to the Payment Schedule, and (C) to the applicable Acquired Company (on behalf of, and for further distribution to, the Optionholders), the Optionholders’ portion of the remaining funds in the Escrow Account according to the Payment Schedule and as payable in accordance with Section 1.03(c).

(j) If, after final determination of the Final Closing Statement, the Closing Date Merger Consideration is greater than the Final Merger Consideration (such excess, the “Excess Amount”), then within two (2) Business Days after the Final Determination Date, Purchaser and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to pay, by wire transfer of immediately available funds from the Escrow Account within two (2) Business Days after delivery of such joint written instruction:

(i) to Purchaser, the lesser of (A) the Excess Amount, and (B) the remaining funds in the Escrow Account; and

(ii) (A) to the Securityholder Representative (on behalf of, and for further distribution to, the Executory Sellers), the Executory Sellers’ portion of the remaining funds in the Escrow Account (if any) after the payment to Purchaser described in Section 1.05(j)(i) according to the Payment Schedule (as directed by the Securityholder Representative and in accordance with Section 1.03(c)), (B) to the Exchange Agent, for further distribution to each Seller not a party hereto that has submitted a duly executed and completed Letter of Transmittal, such Sellers’ portions of the remaining funds in the Escrow Account (if any) after the payment to Purchaser described in Section 1.05(j)(i) according to the Payment Schedule, and (C) to the applicable Acquired Company (on behalf of, and for further distribution to, the Optionholders), the Optionholders’ portion of the remaining funds in the Escrow Account (if any) after the payment to Purchaser described in Section 1.05(j)(i) according to the Payment Schedule and as payable in accordance with Section 1.03(c)).

(k) Notwithstanding any provision of this Agreement to the contrary, in no event shall any recovery by the Securityholder Representative, the Executory Sellers, the Securityholders and/or any other Securityholder Affiliate for all or any portion of the Shortfall Amount, if any, exceed an aggregate amount equal to the amount of the Escrow Amount, and in no event will any such Person or any of their respective Affiliates institute any Action against, seek to recover from, or have any right to recover from Purchaser or any Affiliate of Purchaser payment of any portion of the Shortfall Amount, if any, in excess of the amount of the Escrow Amount. Notwithstanding any provision of this Agreement to the contrary, in no event shall any recovery by Purchaser or any other member of the Purchaser Group for all or any portion of the Excess Amount, if any, exceed an aggregate amount equal to the amount of the Escrow Amount, and in no event will any such Person or any of their respective Affiliates institute any Action against, seek to recover from, or have any right to recover from the Securityholder Representative, the Executory Sellers, the Securityholders or any other Securityholder Affiliate payment of any portion of the Excess Amount, if any, in excess of the amount of the Escrow Amount.

1.06 Exchange Procedures; Payments.

(a) Letters of Transmittal. The Exchange Agent shall provide each Seller with a form of letter of transmittal in substantially the form attached as Exhibit A (a “Letter of Transmittal”) and instructions for effecting the cancelation of Shares (and surrender of Certificates). The Exchange Agent shall, no later than the Closing Date (or if a Letter of Transmittal has not been received by the Exchange Agent on or before the Closing Date, then three (3) Business Days after receipt of such Certificates, as the case may be, and such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto), or after receipt of any Post-Closing Consideration (provided that the Exchange Agent shall have received such Certificates and such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto), pay, when and as such amounts are received by the Exchange Agent and upon such other conditions as are set forth in this Agreement, the Exchange Agent Agreement or the Letter of Transmittal with respect to the Shares, to such Seller, such portion of the Closing Date Merger Consideration and any Post-Closing Consideration pursuant to Section 1.02(a) into which such Shares shall have been converted as a result of the Merger and any such Shares and Certificate shall forthwith be canceled. No interest shall be paid or shall accrue on any cash payable upon surrender of any Shares. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented Shares (other than Dissenting Shares) shall be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive a portion of the consideration as provided in Section 1.02(a). If after the Effective Time, any Certificate is presented to the Exchange Agent, it shall be canceled and exchanged as provided in this Section 1.06(a). For the avoidance of doubt and notwithstanding anything herein to the contrary, the holders of Dissenting Shares shall not be entitled to receive any portion of the Aggregate Consideration in respect of such Dissenting Shares. Without the Securityholder Representative’s prior written consent, Purchaser shall not permit any amendment or modification to the form of Letter of Transmittal attached as Exhibit A by any Seller in a manner that would be materially adverse to any other Seller.

(b) Escheatment. Any portion of the Aggregate Consideration delivered to the Exchange Agent that remains unclaimed by any Seller twelve (12) months after the delivery of such amount to the Exchange Agent shall be delivered and paid over to the Surviving Company, and any such Seller who has not exchanged Certificates and Letters of Transmittal for the Aggregate Consideration in accordance with this Section 1.06, including by delivering any other customary documents that the Exchange Agent may reasonably require in connection therewith, prior to that time shall thereafter look only to the Surviving Company for payment of such portion of the Aggregate Consideration. Any amounts remaining unclaimed by any such Seller immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, the Surviving Company shall not be liable to any Seller for any amounts paid to a public official or other Governmental Authority pursuant to applicable abandoned property, escheat or similar Laws.

(c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate (and after receipt of the Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto), the Aggregate Consideration to be paid in respect of the Shares formerly represented by such Certificate as contemplated hereunder.

(d) If any portion of the Aggregate Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Any portion of the Aggregate Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Purchaser, upon demand.

(f) The Aggregate Consideration paid or payable upon the surrender of Certificates, in accordance with the terms hereof shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate, and from and after the Effective Time, there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Company. If, after the Effective Time, Certificates are presented to the Surviving Company, they shall be canceled and exchanged for the Aggregate Consideration provided for, and in accordance with the procedures set forth, in this Article 1 and elsewhere in this Agreement

(g) Each of the Exchange Agent, Purchaser and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 1 such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of the Code, or any provision of applicable of Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Purchaser or the Surviving Company, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Purchaser or the Surviving Company, as the case may be, made such deduction and withholding.

1.07 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Shares that are issued and outstanding immediately prior to the Effective Time (other than Shares canceled in accordance with Section 1.02(c)) and that are held by a Seller who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised his, her or its appraisal rights under the DGCL (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares) shall not be converted into the right to receive any of the payments set forth in this Article 1, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses his, her or its right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the consideration, if any, to which such holder is entitled pursuant to Section 1.02(a), without interest thereon. The Company and each Executory Seller shall give prompt written notice to Purchaser of any written demands received by the Company or any Executory Seller for appraisals of shares of its stock and any withdrawals of such demands, and Purchaser and the Company shall jointly participate in all negotiations and proceedings with respect to such demands; provided that Purchaser shall have the right to control and direct (and, prior to the Effective Time, shall consult with Securityholder Representative with respect to) all negotiations and proceedings with respect to such demands. Prior to the Effective Time, neither the Securityholder Representative nor the Company shall, except with the prior written consent (not be unreasonably withheld, conditioned or delayed) of Purchaser, make any payment with respect to, or settle or offer to settle, any such demands.

Article 2

CLOSING

2.01 Closing. The parties hereto shall cause the consummation of the transactions contemplated by this Agreement (the “Closing”) to take place, remotely by conference call and Electronic Delivery of documentation, at 8:00 a.m. Eastern time on the third (3rd) Business Day following full satisfaction or due waiver of all of the closing conditions set forth in this Article 2 (other than those to be satisfied at the Closing but subject to satisfaction of such conditions at Closing) or, if Purchaser and the Securityholder Representative mutually agree, on such other date, or at such other time, as Purchaser and the Securityholder Representative agree; provided that in no event shall the Closing occur, nor shall Purchaser have any obligation whatsoever to consummate the Closing, without the prior written consent of Purchaser, before the date that is forty-five (45) days following the date hereof. The date of the Closing is referred to herein as the “Closing Date”, and the Closing shall be deemed effective as of the Calculation Time on the Closing Date. The Merger and the payment of the Closing Date Merger Consideration pursuant to the terms of this Agreement shall take place at the Closing and, simultaneously, the other transactions contemplated by this Agreement shall take place by the delivery of all of the closing documents set forth in Section 2.02.

2.02 Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties shall consummate the following transactions at or prior to the Closing:

(a) Purchaser shall make the following payments, in each case by wire transfer of immediately available funds:

(i) Purchaser shall deliver to each Executory Seller, to the account(s) designated by the Securityholder Representative, an amount equal to each such Executory Seller’s portion of the Closing Date Merger Consideration, as set forth on the Payment Schedule;

(ii) Purchaser shall deliver to the Exchange Agent, to the account set forth in the Exchange Agent Agreement and for further distribution to Sellers that are not party hereto that have submitted a duly executed and completed Letter of Transmittal, in accordance with the Payment Schedule, the Exchange Fund Amount;

(iii) Purchaser shall repay or cause to be repaid, on behalf of the Acquired Companies, all Payoff Indebtedness set forth in the Estimated Closing Statement (provided that the amount of the Payoff Indebtedness included in such calculation shall be equal to the applicable amount set forth in the Payoff Letters), by wire transfer of immediately available funds to the accounts designated in the Payoff Letters delivered by the holders of such Indebtedness;

(iv) Purchaser shall deposit Four Million Five Hundred Thousand Dollars ($4,500,000) (the “Escrow Amount”) into an escrow account with the Escrow Agent (the “Escrow Account”), established pursuant to the terms and conditions of the Escrow Agreement, to be held for the purpose of securing the obligations of the Securityholder Representative (on behalf of Sellers) in Section 1.05(j);

(v) Purchaser shall pay, on behalf of the Acquired Companies, the Estimated Transaction Expenses, to the accounts designated on the Transaction Expenses Schedule; provided that any amounts treated as wages for Income Tax purposes (including the Closing Date Option Surrender Payments) shall be paid to the applicable Acquired Company, which shall pay such amounts, less any amounts required to be deducted or withheld from the applicable recipients under any provision of applicable Law, to such recipients through its payroll system no later than the next practicable payroll payment date, but in no event later than the second payroll payment date, and in accordance with such Acquired Company’s payroll practices after the Closing Date; and

(vi) Purchaser shall deliver to the Securityholder Representative, by wire transfer of immediately available funds to an account designated by the Securityholder Representative in the Estimated Closing Statement, an amount equal to $2,500,000 (the “Representative Expense Amount”), for the Securityholder Representative to hold in the Representative Expense Account and disburse in accordance with the terms of this Agreement.

(b) In accordance with the terms and subject to the conditions of the Option Surrender Agreements and this Agreement (i) each Optionholder shall surrender for cancelation all Options held by such Optionholder and each such Option shall be converted into the right to receive, subject to such Optionholder’s compliance with the terms of the applicable Option Surrender Agreement, the Option Surrender Consideration, and (ii) each unexercised Option shall be, by virtue of the consummation of the transactions contemplated by this Agreement and the Option Surrender Agreements, and without any action on the part of the parties hereto, canceled and terminated and shall no longer be exercisable by the former holder thereof for any Equity Interests in the Company.

(c) At the Closing, Securityholder Representative shall deliver to Purchaser a statement executed by an officer of the Company, dated as of the Closing Date, satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3), in form and substance reasonably satisfactory to Purchaser, together with a notice, satisfying the requirements described in Treasury Regulations Section 1.897-2(h)(2), in a form reasonably acceptable to Purchaser certifying that the outstanding Shares and Options do not represent U.S. real property interests within the meaning of Section 897 of the Code and the Treasury Regulations promulgated thereunder, naming Purchaser as the Person requesting the statement and signed by an officer of the Company, to be filed with the IRS by the Company (or by Purchaser on behalf of the Company) on the Closing Date prior to the Closing.

(d) The Securityholder Representative shall deliver to Purchaser a copy of each executed Payoff Letter in accordance with Section 1.04(b).

(e) The Securityholder Representative shall also deliver, or cause to be delivered, to Purchaser each of the following:

(i) a certificate executed by (A) an authorized officer of the Company and (B) each Executory Seller, dated as of the Closing Date, stating that the conditions specified in Sections 2.03(a), 2.03(b), 2.03(c) and 2.03(g) (as such conditions relate to (or related representations and warranties and covenants are made by) such party) have been satisfied;

(ii) a certified copy of the Company’s Certificate of Incorporation; and

(iii) a copy of the resolutions duly adopted by the board of directors of the Company authorizing the Company’s execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby.

(f) Purchaser shall deliver, or cause to be delivered, to the Securityholder Representative a certificate executed by an authorized officer of Purchaser, dated as of the Closing Date, stating that the conditions specified in Sections 2.04(a) and 2.04(b) have been satisfied.

2.03 Conditions to Purchaser’s and Merger Sub’s Obligations. The obligation of Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Purchaser in writing) of the following conditions at or prior to the Closing:

(a) (i) the representations and warranties set forth in Article 3 and Article 5 (other than the Fundamental Representations, the representations and warranties set forth in clause (ii) in the first sentence of Section 3.09 and those representations and warranties that address matters as of particular dates as set forth in the following clause (ii)) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) as of the Closing Date as though then made, and (ii) the representations and warranties set forth in Article 3 and Article 5 that address matters as of particular dates (other than the Fundamental Representations and the representations and warranties set forth in clause (ii) in the first sentence of Section 3.09) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) as of such dates, except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(b) (i) (A) each of the Fundamental Representations (other than the representations and warranties in Section 3.03, Section 3.04 and Section 5.03) shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or exception contained therein) in all material respects and (B) the representations and warranties in Section 3.03, Section 3.04, clause (ii) in the first sentence of Section 3.09 and Section 5.03 shall be true and correct in all respects, in each case of the foregoing (A) and (B), as of the Closing Date as though then made (other than such representations and warranties that address matters as of particular dates, which shall be so true and correct as of such dates);

(c) the Company and the Executory Sellers shall have performed or complied with in all material respects all the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(d) the applicable waiting period under the HSR Act shall have expired or been terminated;

(e) (i) no Order shall have been entered and not withdrawn which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded and (ii) no Law shall have been enacted or promulgated by any Governmental Authority that is then in effect that prevents, or makes illegal, the consummation of the transactions contemplated by this Agreement;

(f) each of the Securityholder Representative and each Executory Seller shall have executed and delivered to Purchaser the respective documents required to be executed and delivered by it under Section 2.02; and

(g) since the date of this Agreement, no Material Adverse Effect shall have occurred.

2.04 Conditions to the Company’s and the Executory Sellers’ Obligations. The obligation of the Company and the Executory Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Securityholder Representative in writing) of the following conditions as of the Closing:

(a) (i) the representations and warranties set forth in Article 4 (other than those representations and warranties that address matters as of particular dates) shall be true and correct (without giving effect to any materiality qualification or exception contained therein) in all material respects as of the Closing Date as though then made, and (ii) the representations and warranties set forth in Article 4 that address matters as of particular dates shall be true and correct (without giving effect to any materiality qualification or exception contained therein) in all material respects as of such dates;

(b) Purchaser and Merger Sub shall have performed or complied with in all material respects all the covenants and agreements required to be performed or complied with by Purchaser and Merger Sub, as applicable, under this Agreement at or prior to the Closing;

(c) Purchaser shall have delivered to the Executory Sellers and the Exchange Agent, as applicable, the Closing Date Merger Consideration, by wire transfer of immediately available funds;

(d) Purchaser shall have (i) delivered to the Escrow Agent the Escrow Amount, (ii) delivered to the Securityholder Representative the Representative Expense Amount and (iii) paid the applicable Indebtedness amounts and Transaction Expenses in accordance with Section 2.02(a), in each case by wire transfer of immediately available funds;

(e) the applicable waiting period under the HSR Act shall have expired or been terminated;

(f) (i) no Order shall have been entered and not withdrawn which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded and (ii) no Law shall have been enacted or promulgated by any Governmental Authority that is then in effect that prevents, or makes illegal, the consummation of the transactions contemplated by this Agreement; and

(g) Purchaser shall have executed and delivered to the Securityholder Representative the documents required to be executed and delivered by it under Section 2.02.

2.05 Withholding. Notwithstanding any other provision in this Agreement to the contrary, Purchaser and any other applicable payor shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law; provided, that, in the event that Purchaser or any other applicable payor intends to deduct and withhold any amounts pursuant to the foregoing (other than with respect to compensatory payments), Purchaser shall notify Securityholder Representative, in writing, of such intent to deduct or withhold as soon as reasonably practicable upon becoming aware that such deduction or withholding requirement exists, together with an explanation of the Tax Law for such deduction or withholding, and at the written request of the Securityholder Representative, the Securityholder Representative and Purchaser shall discuss in good faith whether such Taxes can be mitigated under the applicable Tax Law. Amounts withheld pursuant to this Section 2.05 shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Each Executory Seller severally, and not jointly and severally, represents and warrants to Purchaser and Merger Sub that the statements in this Article 3 are correct and complete, except as set forth in the correspondingly numbered schedules accompanying this Agreement (the “Disclosure Schedules”); provided, however, each section of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the applicability of the information set forth in such other section would be reasonably apparent on its face from the wording of such disclosure. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

3.01 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership of property or the conduct of its business as presently conducted requires it to be licensed or qualified, except (i) as set forth on Schedule 3.01, or (ii) where the failure to be so licensed or qualified would not have a Material Adverse Effect.

3.02 Authorization; No Breach, Conflicts or Consents; Valid and Binding Agreement.

(a) Each Acquired Company has full corporate power and authority to enter into and perform its obligations under this Agreement and the Related Documents to which it is a party and to consummate the transactions contemplated hereby and thereby, subject only to obtaining the Required Shareholder Approval. The execution, delivery and performance by each Acquired Company of this Agreement and the Related Documents to which it is a party, and the consummation by each Acquired Company of the transactions contemplated hereby and thereby, in each case, have been duly and validly authorized by all requisite corporate or similar action and no other corporate or similar proceedings on the part of any Acquired Company are necessary to authorize the execution, delivery or performance of this Agreement or such Related Documents. No Acquired Company is in breach of its Organizational Documents.

(b) Except as set forth on Schedule 3.02(b) or where the failure of any of the following to be true would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Companies, taken as a whole, the execution, delivery and performance by each Acquired Company of this Agreement and the Related Documents to which it is a party, and the consummation by each Acquired Company of the transactions contemplated hereby and thereby, in each case, do not and will not (i) conflict with or violate the Organizational Documents of any of the Acquired Companies; (ii) violate any Law applicable to the Acquired Companies or by which their business, properties or assets are bound or affected; (iii) require the consent of, notice to or other action by any Person under, constitute a breach under, result in a breach or violation of, cause the forfeiture of any right under, permit termination or modification of any material provision of, result in or permit the acceleration of the maturity or cancellation of performance of any obligation under, any Contract to which any Acquired Company is a party or by which any Acquired Company is bound or to which any of its respective assets or properties are subject or any permit affecting the properties, assets or business of the Acquired Companies; or (iv) result in the creation of any Lien (other than Permitted Liens) upon any assets or property of the Acquired Companies.

(c) This Agreement and the Related Documents to which any Acquired Company is a party have been duly executed and delivered by the applicable Acquired Company and, assuming that this Agreement and such Related Documents are valid and binding obligations of the other parties hereto and thereto, constitute valid and binding obligations of each such Acquired Company, enforceable against each such Acquired Company in accordance with their terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(d) The board of directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and the Securityholders, (ii) approved and declared this Agreement and the transactions contemplated hereby advisable and fair and in the best interests of the Company and the Securityholders, and (iii) resolved to recommend adoption of this Agreement by the Securityholders in accordance with the Company’s Organizational Documents and the DGCL. The Written Consent will be a valid and binding obligation against, and an irrevocable commitment of, the Executory Sellers, and will constitute the Required Stockholder Approval. The Payment Schedule will be true and correct in all material respects, and the calculations on the Payment Schedule will have been made in accordance with this Agreement in all material respects.

3.03 Capitalization.

(a) Schedule 3.03(a) sets forth as of the date hereof, and, except for such changes arising after the date hereof in compliance with Section 6.01 and reflected on the Payment Schedule delivered pursuant to Section 1.04(a), as of the Closing, the Company’s issued and outstanding capital stock, the record and beneficial holders of the Company’s outstanding capital stock and the amount of such capital stock owned by each such holder. All of the issued and outstanding Equity Interests of the Company, (x) have been duly authorized, validly issued, fully paid and non-assessable; (y) except as set forth on Schedule 3.03(a), have not been, and will not be, subject to any preemptive rights, rights of first refusal or similar rights and (z) are, and will be, free and clear of any Liens (other than restrictions under applicable securities Laws). All issued and outstanding Equity Interests of the Company have been issued in compliance, in all material respects, with applicable Laws.

(b) Schedule 3.03(b) sets forth the name of each Optionholder, the number and class of capital stock of the Company subject to each Option held by such Optionholders, the exercise price of each such Option and the grant date of each such Option. Each Option was granted in compliance, in all material respects, with all applicable Laws and all of the terms and conditions of the stock option plan pursuant to which it was issued. Each Option was granted with an exercise price per share equal to or greater than the fair market value of the underlying shares on the date of grant (or otherwise in compliance with the applicable requirements of Section 409A of the Code). The Company has heretofore provided or made available to Purchaser a true and complete copy of the standard form of option agreement and any stock option agreements that differ from such standard form.

(c) Except as set forth on Schedule 3.03(a) and Schedule 3.03(b), there are no outstanding (i) Equity Interests of the Company convertible into or, exercisable or exchangeable for or other security or phantom equity security in, any Equity Interests of the Company, or (ii) options, warrants, restricted units, stock appreciation rights, performance units, contingent value rights, “phantom” units or tracking units, incentive units, notional interests, profit interests obligations, convertible or exchangeable securities, profit interests, restricted unit or other similar securities or other arrangements, commitments, contracts or rights to which any Acquired Company is a party or otherwise bound requiring the issuance, disposition, sale or acquisition by any Acquired Company of any of its Equity Interests or any rights or interests exercisable therefor. No outstanding capital stock of the Company (other than the Options) is subject to vesting or forfeiture rights or repurchase by the Company. Other than as set forth on Schedule 3.03(c), there are no voting trusts or other agreements, voting trust, rights plans, registration rights, preemptive or tag-along rights or rights of first refusal or other Contracts or understandings with respect to any voting, dividend, ownership or transfer rights of any Equity Interests of any Acquired Company. The Acquired Companies do not have any outstanding bonds, debentures or other Indebtedness granting the holders of which the right to vote (or are convertible or exchangeable for securities having the right to vote) as holders of Equity Interests of any Acquired Company on any matter.

(d) All distributions, dividends, repurchases and redemptions of the capital stock (or other Equity Interests) of any Acquired Company were undertaken in compliance with such Acquired Company’s Organizational Documents, any Contract to which such Acquired Company is or then was a party and applicable Law. Except as provided for in the Organizational Documents with respect to the Series A Preferred Stock, there are no declared or accrued unpaid dividends with respect to the Shares.

3.04 Subsidiaries.

(a) Except as set forth on Schedule 3.04(a), neither the Company nor any of its Subsidiaries owns or holds the right to acquire any Equity Interest in any other corporation, organization, entity or other Person. Each Subsidiary of the Company is wholly-owned, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Subsidiary of the Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as presently conducted requires it to qualify, except in each such case where the failure to be so qualified would not have or reasonably be expected to have a Material Adverse Effect. There are no outstanding

(i) Equity Interests of any Subsidiary of the Company convertible into or, exercisable or exchangeable for or other security or phantom equity security in, any Equity Interests of such Subsidiary, or (ii) options, warrants, restricted units, stock appreciation rights, performance units, contingent value rights, “phantom” units or tracking units, incentive units, notional interests, profit interests obligations, convertible or exchangeable securities, profit interests, restricted unit or other similar securities or other arrangements, commitments, contracts or rights to which any Subsidiary of the Company is a party or otherwise bound requiring the issuance, disposition, sale or acquisition by such Subsidiary of any of its Equity Interests or any rights or interests exercisable therefor.

(b) As of the Closing, except as set forth on Schedule 3.04(b), neither the Company nor any of its Subsidiaries will own or hold the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity.

3.05 Financial Statements. Schedule 3.05 consists of the following consolidated financial statements (the “Financial Statements”): (a) the unaudited consolidated balance sheet of the Acquired Companies as of October 28, 2023 (the “Latest Balance Sheet”), and the related unaudited statements of income and cash flows for the 10-month period then ended; and (b) the audited consolidated balance sheet of the Acquired Companies as of December 31, 2022 and January 1, 2022, and the related audited statements of income and cash flows for the fiscal year then ended. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis and present fairly in all material respects the financial condition, results of operations and cash flows of the Acquired Companies as of the times and for the periods referred to therein, subject in the case of the unaudited Financial Statements to (i) the absence of footnote disclosures and other presentation items, and (ii) changes resulting from normal year‑end adjustments (which changes are not expected to be material, individually or in the aggregate, to the Acquired Companies’ financial position or results of operations). Except as set forth on the Financial Statements or Schedule 3.05, the Acquired Companies have no Indebtedness.

3.06 Internal Controls; Books and Records.

(a) The Acquired Companies maintain an adequate system of internal controls and procedures and none of the Acquired Companies, their Affiliates nor, to the Acquired Companies’ Knowledge, their respective personnel involved in the preparation of the Financial Statements has identified any significant deficiency or material weakness the system of internal accounting controls utilized thereby.

(b) The minute books and record books of each Acquired Company, all of which have been made available to Purchaser, are complete and correct in all material respects and have been maintained in accordance with sound business practice. At the Closing, all of those books and records that are in tangible form will be in the possession of the Company.

3.07 Inventory. All inventory of the Acquired Companies, whether or not reflected on the Latest Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged or slow-moving items that have been written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Acquired Companies free and clear of any Lien (other than Permitted Liens), and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Acquired Companies.

3.08 Undisclosed Liabilities. No Acquired Company has any Liabilities of any kind whatsoever, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in a Liability, except for Liabilities (a) reflected or reserved against on the Financial Statements in accordance with GAAP (including any notes thereto), (b) incurred after the date of the Latest Balance Sheet in the ordinary course of business (it being understood that in no event shall any Liability resulting from tortious conduct, litigation, infringement, violation of Law or breach of Contract be deemed to have been incurred in the ordinary course of business), or (c) which would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

3.09 Absence of Certain Developments. Since the date of the Latest Balance Sheet, (i) the business of each Acquired Company has been conducted in the ordinary course of business and (ii) there has not been any change, occurrence, event, condition, circumstance, state of facts or development that has had, or would reasonably be expected to have had, a Material Adverse Effect. Except as set forth on Schedule 3.09 or as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet through the date hereof, no Acquired Company has:

(a) amended its Organizational Documents;

(b) mortgaged, pledged or subjected to any material Lien (except Permitted Liens), any of its properties, equity securities or assets, tangible or intangible;

(c) sold, assigned, transferred or otherwise disposed of any material portion of its tangible assets, other than sales of products in the ordinary course of business;

(d) purchased, leased or otherwise acquired the right to own, use or lease any property or assets for an amount in excess of $200,000, individually (in the case of a lease, per annum), or $400,000, in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business;

(e) experienced any material damage, destruction or loss (whether or not covered by insurance) to its properties or assets;

(f) sold, assigned, transferred or licensed any material Company Intellectual Property other than licenses granted to distributors in the ordinary course of business;

(g) allowed to lapse or abandoned any material Company Intellectual Property;

(h) cancelled any debts or entitlements;

(i) issued, sold, transferred or otherwise disposed of any of its Equity Interests or granted any warrants, options or other rights to acquire its Equity Interests;

(j) effectuated any split, combination or reclassification of any of its Equity Interests;

(k) made any material capital investment in, or any material loan to, any other Person;

(l) declared, set aside or paid any dividend or made any non-Tax distribution with respect to its Equity Interests or redeemed, purchased or otherwise acquired any of its Equity Interests;

(m) made any capital expenditures (or commitments therefor), in excess of $500,000, other than as set forth in the capex budget delivered to Purchaser prior to the date hereof;

(n) incurred, assumed or guaranteed any Indebtedness except unsecured current obligations and liabilities incurred in the ordinary course of business;

(o) made any change in its method of accounting or accounting practice;

(p) made any material change in its cash management practices or its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves of uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits (in each case including the timing thereof), including by engaging in (i) any trade loading practices or any other promotional sales or discount activity with any customers or clients with the effect of accelerating to pre-Closing periods any material amount of sales that would otherwise be expected (based on past practice) to occur in post-Closing periods, or (ii) any material amount of promotional sales or discounting activity (other than in the ordinary course of business and consistent with past practice);

(q) offered or granted any discounts, allowances, rebates, credits, preferential terms or similar reductions in price or other trade items or other accommodations or concessions to any customer, supplier or other counterparty in each case in connection with the resolution of any dispute or other Action (or threatened or potential dispute or other Action);

(r) adopted any plan of merger, consolidation, reorganization, liquidation or dissolution (except for the transactions contemplated by this Agreement) or filed a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law;

(s) entered into any Contract that is or would constitute a Material Contract;

(t) made a loan to (or forgave any loan of), or entered into any other similar transaction with, any of its equity holders or current or former directors, managers, officers or employees;

(u) entered into a new line of business or abandoned or discontinued an existing line of business;

(v) accelerated, terminated, made material modification to or cancellation of any Material Contract to which it is a party or by which it is bound;

(w) entered into any employment Contract providing for a base salary in excess of $200,000 per year;

(x) (i) made any material change in employment terms (including compensation) for any of its directors, managers or executive officers or for any employees having employment contracts with base salary exceeding $200,000 per year; (ii) granted or increased any severance, retention or termination pay to, or entered into or amended any severance, retention, termination, employment, consulting, bonus, deferred compensation, change in control or severance agreement with, any Service Provider with an annual base compensation in excess of $200,000, (iii) except as required by applicable Law, established, adopted, entered into or amended any Employee Plan or Collective Bargaining Agreement, (iv) issued any loan to any current or former Service Provider, (v) (x) hired any Service Provider other than on an “at will” basis to fill vacancies arising due to terminations of employment of employees of any Acquired Company with annual base compensation of less than $200,000, or (y) terminated the employment of any employee of any Acquired Company with annual base compensation in excess of $200,000, or (vi) granted any equity or equity-based or other compensatory awards to, or discretionarily accelerate the vesting or payment of any awards held by, any current or former Service Provider, other than in the ordinary course of business;

(y) (i) made a material election or rescission of or modification of any material election relating to Taxes, (ii) entered into a closing agreement (pursuant to Code Section 7121 or any similar provision of state, local or foreign Law), (iii) taken any affirmative action to surrender any right to claim a Tax refund, net operating loss carryforward, or, (for the avoidance of doubt, except attributable to any Tax election) other offset or reduction in any Liability for Taxes (iv) filed an amended Tax Return or claim for Tax refund, or (v) changed an accounting method for Tax purposes;

(z) commenced, settled or compromised, or offered to commence, settle or compromise, (i) any Action involving or against any of the Acquired Companies (other than immaterial Actions solely for monetary relief to be paid in full prior to the Calculation Time) or (ii) any Action that relates to the transactions contemplated hereby; or

(aa) contracted to do any of the foregoing, or performed or omitted any action that would result in any of the foregoing.

3.10 Real Property; Condition and Sufficiency of Assets.

(a) Except as set forth on Schedule 3.10(a), each Acquired Company owns good title to, or holds pursuant to valid and enforceable leases, all of the material tangible personal property shown to be owned or leased by it on the Latest Balance Sheet or acquired after the date of the Latest Balance Sheet (other than the tangible personal property sold or otherwise disposed of in the ordinary course of business since the date of the Latest Balance Sheet), free and clear of all Liens, except for Permitted Liens.

(b) The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of each Acquired Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, in each case in all material respects, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles or other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by each Acquired Company, together with all other properties and assets of each Acquired Company, are sufficient for the continued conduct of each Acquired Company’s business after the Closing in substantially the same manner as currently conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

(c) Since May 4, 2019, no Acquired Company has owned any real property.

(d) Schedule 3.10(d) sets forth a list of all leases and subleases (collectively, the “Real Property Leases”) relating to all real property leased or subleased by any Acquired Company (“Leased Real Property”) and the address of each parcel of Leased Real Property. The Company has made available to Purchaser a complete, accurate and fully-executed copy of each Real Property Lease, together with any guarantees with respect to such Real Property Leases, and none of such Real Property Leases (or any guarantees with respect thereto) have been modified as of the date hereof in any material respect, except to the extent that such modifications are disclosed by the documents delivered or made available to Purchaser.

(e) No Acquired Company is in default under any Real Property Lease, and to the Acquired Companies’ Knowledge, no event has occurred or circumstance exists which, with notice or the lapse of time or both, would become a default by any Acquired Company under any Real Property Lease.

(f) With respect to the Real Property Leases, except as set forth on Schedule 3.10(f):

(i) there are no defaults by the lessor or, to the Acquired Companies’ Knowledge, the landlord under any Real Property Lease (or the occurrence of any event which, with notice or lapse of time or both, would become a default under any such Real Property Lease) by the lessor or landlord party thereto;

(ii) no Acquired Company is obligated under any outstanding and exercised options, rights of first offer or rights of first refusal to purchase such Leased Real Property or any portion thereof or interest therein;

(iii) each Acquired Company is in sole possession of its respective Leased Real Property and no Acquired Company has assigned, subleased, licensed, transferred, conveyed, mortgaged, encumbered or otherwise granted to any Person all or any portion of its respective interest in any of the Real Property Leases or the right to use or occupy such Leased Real Property or any portion;

(iv) no Acquired Company has received written or, to the Acquired Companies’ Knowledge, oral notice of any pending, threatened or contemplated condemnation proceeding affecting the Leased Real Property or any portion thereof;

(v) no Person has executed a written contract guaranteeing any obligations of any Acquired Company under any Real Property Lease;

(vi) each Acquired Company enjoys peaceful and undisturbed possession of its respective Leased Real Property;

(vii) no Acquired Company is currently auditing any landlord’s books or records;

(viii) to the Acquired Companies’ Knowledge, all Improvements used by the Acquired Companies for the normal operation of the business of the Acquired Companies on or at any Leased Real Property lie wholly within the boundaries of the Leased Real Property and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person. To the Acquired Companies’ Knowledge, there are no Improvements primarily situated on any adjoining property that encroach on any part of the Leased Real Property that materially and adversely affect the current use of such Leased Real Property.

(ix) except as disclosed in Schedule 3.10(f), to the Acquired Companies’ Knowledge, the Improvements on the Leased Real Property and utility facilities situated on or under the Leased Real Property are (i) in adequate good working condition and substantial repair (normal wear and tear excepted) and sufficient for the purposes for which they are presently used, and (ii) not subject to any structural defects or other conditions that would have a materially adverse effect on the value or use of the Leased Real Property. To the Acquired Companies’ Knowledge, each parcel of Leased Real Property abuts on, and has direct vehicular access to, a public road or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting such Leased Real Property and constituting a part thereof.

(x) to the Acquired Companies’ Knowledge, certificates of occupancy are in full force and effect for each Leased Real Property, and the uses thereof being made by any Acquired Company do not violate any applicable zoning, subdivision, land use, or other Law. No other Person has a right to acquire any interest in any Acquired Company’s interest in any Leased Real Property.

(xi) to the Acquired Companies’ Knowledge, there is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain Action that would result in the taking of all or any part of any parcel of Leased Real Property or that would prevent or materially hinder the continued use of any such parcel as used by any Acquired Company as of the Closing Date.

(xii) to the Acquired Companies’ Knowledge, none of the Leased Real Property is located within a flood plain.

(xiii) to the Acquired Companies’ Knowledge, all utility services required by any Law or for the normal operation of the business of any Acquired Company, including, without limitation, electric, gas and water supply, storm and sanitary sewer facilities, telephone lines and fire protection facilities (collectively, the “Utility Lines”), currently serve the Leased Real Property, and the provision of such utility services, to the Acquired Companies’ Knowledge, has been materially free from interruption. To the Acquired Companies’ Knowledge, the Utility Lines extend from the Improvements to mains within public rights-of-way by media located either (i) entirely on, in or under the Leased Real Property or (ii) within designated easement areas created under perpetual easements appurtenant to and benefitting the Leased Real Property.

3.11 Tax Matters. Except as set forth on Schedule 3.11:

(a) Each Acquired Company has timely filed all Income Tax Returns and other material Tax Returns required to have been filed by it (taking into account any extensions of time to file) and each such Tax Return was true, correct and complete in all material respects. All Taxes shown as due and payable on such Tax Returns, and all other material Taxes due and payable by each Acquired Company, whether or not shown or required to be shown on any Tax Return, have been timely paid. All material Taxes that any Acquired Company is obligated to have withheld from amounts owing to any employee, independent contractor, creditor, stockholder, or other Person have been withheld and fully paid or properly accrued, as required by applicable Law, and all IRS Forms W-2 and 1099 (and comparable forms under applicable foreign, state and local Law) required with respect thereto have been properly completed and timely filed.

(b) No Tax audits or administrative or judicial proceedings for or related to Taxes are presently being conducted with respect to any Acquired Company. No Acquired Company has received from any Governmental Authority since May 4, 2019 (including jurisdictions where such Acquired Company has not filed Tax Returns) any written notice indicating an intent to open an audit or other review with respect to any Tax Return of an Acquired Company. No Acquired Company has received from any taxing authority any written notice of deficiency, proposed adjustment or other claim for any amount of Tax proposed, asserted, or assessed by any Governmental Authority that has not been fully and irrevocably satisfied or settled without any pending, ongoing or future Liability. There are no matters under discussion with the IRS or other Governmental Authority relating to any Taxes or Tax Returns of any Acquired Company. No Acquired Company has waived any statute of limitations in respect of Taxes beyond the date hereof or has agreed to (or been requested to agree to) any extension of time beyond the date hereof with respect to a Tax assessment or deficiency, which waiver or extension is still outstanding (or would remain outstanding, if agreed to).

(c) Since May 4, 2019, no written claim has been made by any Governmental Authority in a jurisdiction where an Acquired Company does not file Tax Returns claiming that such Person is or may be subject to Taxes assessed by, or required to file Tax Returns in, such jurisdiction.

(d) No Acquired Company (i) has been a member of an Affiliated Group filing a consolidated federal Income Tax Return (other than a group the common parent of which is an Acquired Company and the members of which include only the Acquired Companies) or (ii) has any liability for the Taxes of any Person (other than an Acquired Company) under Section 1.1502‑6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by assumption or by contract whether written or unwritten (other than ordinary course agreements, such as leases or loans, the principal subject matter of which is not Taxes or otherwise).

(e) No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(f) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of, or Equity Interests in, any Acquired Company.

(g) No Acquired Company is a party to a joint venture, partnership or other arrangement that is treated as a partnership for Tax purposes.

(h) The Acquired Companies have made available to Purchaser complete and correct copies of all Income Tax Returns filed by or with respect to any Acquired Company for all taxable years ending on or after 2020.

(i) No Acquired Company is a party to or bound by any Tax allocation or Tax sharing agreement, written or unwritten (other than ordinary course agreements, such as leases or loans, the principal subject matter of which is not Taxes), and no Acquired Company has any current or potential contractual obligation to indemnify any other Person with respect to Taxes (other than ordinary course agreements, such as leases or loans, the principal subject matter of which is not Taxes) to the extent that such agreement or obligation would result in an Acquired Company or Affiliate of an Acquired Company having liability thereunder after the Closing.

(j) No Acquired Company has executed or entered into, or requested to enter into, any private letter ruling, pre-filing agreement or closing agreement of the IRS or comparable ruling of any other Governmental Authority, in each case that would have a continuing effect after the Closing on an Acquired Company or Affiliate of an Acquired Company.

(k) Each Acquired Company is not, and has never been, a party to any “reportable transaction” or “listed transaction” as defined in Section 1.6011‑4(b)(1) and 1.6011-4(b)(2) of the Treasury Regulations, respectively.

(l) No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date which change is (A) requested, implemented, or granted on or prior to the Closing Date, or (B) required to be made pursuant to applicable Law;

(ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign Law) executed on or prior to the Closing Date;

(iv) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or foreign Law);

(v) installment sale or open transaction disposition made on or prior to the Closing Date; or

(vi) prepaid amount received on or prior to the Closing Date.

(m) No Acquired Company has claimed or utilized any credit, deferral or other tax benefit pursuant to the CARES Act (including, for the avoidance of doubt, any similar federal, state, local or foreign Law related to the COVID-19 Pandemic), including any election to defer any payroll, social security, unemployment, withholding Taxes or other Taxes; provided that the Company has claimed a federal employee retention tax credit pursuant to the CARES Act for the first and second quarters of the 2021 taxable year, in the aggregate amount of $1.9 million.

(n) The unpaid Taxes of the Acquired Companies (i) did not, as of the date of Latest Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquired Companies in filing their Tax Returns. Since the date of the Latest Balance Sheet, no Acquired Company has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(o) All material transactions between or among the Acquired Companies and any of their Affiliates have occurred on arm’s-length terms and each Acquired Company has complied with all Tax-related requirements that the arm’s-length nature of the terms of such transactions be documented. Such transactions have been properly taken into account and reported in the Tax Returns of the Acquired Companies and the Acquired Companies have maintained documentation (including any applicable transfer pricing studies) in connection with any such related party transactions sufficient to avoid penalties in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of state, local or foreign applicable Law.

(p) No Acquired Company, other than the U.K. Subsidiary, (i) is formed, or is resident for Tax purposes, outside of the U.S. or (ii) has, or has ever had, a permanent establishment within the meaning of any applicable Tax treaty, an office or fixed place of business or any other presence in a country other than the U.S. that subjects the Acquired Company to taxation by such country.

(q) The U.K. Subsidiary (i) is not formed, and is not resident for Tax purposes, outside of the United Kingdom and (ii) does not have, and has never had, a permanent establishment within the meaning of any applicable Tax treaty, an office or fixed place of business or any other presence in a country other than the United Kingdom that subjects the U.K. Subsidiary to taxation by such country.

(r) Each Acquired Company, other than Signature Systems Group, LLC, is classified as a corporation (and not an “S corporation”) for U.S. federal Income Tax purposes. Signature Systems Group, LLC is classified as an entity disregarded from Signature Systems Holding Company for U.S. federal Income Tax purposes pursuant to Treasury Regulation Sections 301.7701-1, 301.7701-2 and 301.7701-3.

(s) No Acquired Company has or will be required to include any amount in income by reason of Section 965(a) of the Code, or has any obligation to make any payment described in Section 965(h) of the Code.

(t) The hybrid and other mismatches rules in Part 6A of the United Kingdom Taxation (International and Other Provisions) Act 2010 do not apply to the U.K. Subsidiary either (i) to restrict the deduction of any amount for Tax purposes that would not otherwise be restricted, or (ii) to require that any amount is included in income or profits for Tax purposes that would not otherwise be included.

(u) The U.K. Subsidiary (i) is a taxable person and is duly registered for V.A.T. purposes, and (ii) has maintained and has in its possession or under its control all such complete and accurate V.A.T-related books, records, invoices, documentation (including documentation relevant to the export or import of goods for V.A.T purposes) and other information that it is appropriate or required to maintain or which enable it to calculate accurately its liabilities to, or relief from, V.A.T (including, for the avoidance of doubt, any V.A.T charged or assessed by reference to any supply subject to V.A.T. made by, or deemed for V.A.T. purposes to be made by, it).

3.12 Contracts and Commitments.

(a) Except as set forth on Schedule 3.12(a) (such Contracts disclosed or required to be disclosed thereon, and any such Contracts that would have been required to be disclosed thereon if in effect on the date hereof, the “Material Contracts”), as of the date hereof, no Acquired Company is a party to or otherwise bound by any:

(i) Contract involving aggregate consideration in excess of $250,000 and which, in each case, cannot be cancelled by such Acquired Company without penalty or without more than 90 days’ notice;

(ii) (A) Contract with any Service Provider that provides for retention, change in control, transaction or similar bonuses, payments or benefits (B) consulting or employment Contracts with any Service Provider providing for base compensation in excess of $200,000 per year or (C) consulting or employment Contracts with Service Providers that cannot be terminated by the Acquired Companies without the payment of any contractual severance or penalties;

(iii) Contract relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any material portion of the assets of any Acquired Company;

(iv) guaranty of any obligation for borrowed money or other guaranty involving more than $500,000;

(v) Contract providing for the indemnification by such Acquired Company of any Person or the assumption of any Tax, environmental or other liability of any Person (in each case other than Contracts the primary purpose of which is unrelated to indemnification or the assumption of liabilities);

(vi) Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $250,000;

(vii) Contract under which it is lessor of or permits any third party to hold or operate any of its personal property, for which the annual rental exceeds $250,000;

(viii) Contract or group of related Contracts with the same party (other than standard purchase orders or pricing agreements or programs) for the purchase by any Acquired Company of products or services which provides for annual payments in excess of $500,000 during any twelve (12)‑month period;

(ix) broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting or advertising Contract;

(x) Contract providing for any joint venture, partnership or similar arrangement by such Acquired Company;

(xi) Contract with any Governmental Authority;

(xii) Contract relating to any completed material business, asset or real property acquisition or disposition by any Acquired Company since May 4, 2019;

(xiii) Contract (A) which prohibits or restricts (or purports to prohibit or restrict) any Acquired Company or any of its Affiliates (including, following the Closing, Purchaser and its Affiliates) from (I) freely competing in any line of business or with any Person or engaging in business anywhere in the world or (II) obtaining products or services from any Person, (B) that imposes exclusivity requirements (including “requirements” obligations), non-competition obligations, non-solicitation obligations or minimum payment, purchase or sale obligations (including “take-or-pay” provisions or “output” contracts), “most favored nations” or “most favored customer” restrictions or rights of first or last offer on any Acquired Company or any of its Affiliates (including, following the Closing, Purchaser and its Affiliates), or otherwise restricts any Acquired Company or any of its Affiliates (including, following the Closing, Purchaser and its Affiliates) in any respect in the development, distribution, licensing, marketing, or sale of any of its products or services, (C) with a sole source supplier of material goods or services, or (D) that purport to bind direct or indirect equityholders of any Acquired Company or any of their respective Affiliates other than the Acquired Companies;

(xiv) Contract with any Material Customer or Material Supplier;

(xv) Contract that is a Related Party Arrangement; or

(xvi) Contract providing for the settlement or compromise of any material pending Action or prior Action pursuant to which any Acquired Company has any ongoing obligations.

(b) Except as set forth on Schedule 3.12(b), (i) each Acquired Company is, and at all times since May 4, 2019, has been, in material compliance with all applicable terms and requirements of each Material Contract; (ii) to the Acquired Companies’ Knowledge, each other Person that has or had any obligation or liability under any Material Contract is, and at all times since May 4, 2019, has been, in full compliance with all applicable terms and requirements of such Material Contract; (iii) no event has occurred or circumstance exists that, with or without notice or lapse of time, may contravene, conflict with or result in a breach of, or give any Acquired Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Material Contract; (iv) no event has occurred or circumstance exists under or by virtue of any Material Contract that, with or without notice or lapse of time, would cause the creation of any Lien affecting any of the Acquired Companies’ assets; (v) no Acquired Company has given to or received from any other Person any written notice or other written communication (or, to the Acquired Companies’ Knowledge, any oral notice) regarding (A) any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract or (B) the non-renewal or partial or total termination of any Material Contract; and (vi) no Person has terminated or delivered written notice to or otherwise informed in writing to any Acquired Company of, and to the Acquired Companies’ Knowledge, no Person has, any intention to terminate or alter in a manner that is material and adverse to the Acquired Companies or their business, taken as a whole, its relationship with the Acquired Companies (including by materially decreasing the volumes or dollar amounts of products ordered or purchased from or supplied to the Acquired Companies, or by materially altering the payment or terms on which products are ordered, purchased or supplied). Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) in effect on the date hereof have been made available to Purchaser.

3.13 Intellectual Property.

(a) Schedule 3.13(a) sets forth a true and complete list of: (i) all Intellectual Property owned by any Acquired Company that is the subject to a registration or a pending application for registration (collectively, “Registered Intellectual Property”); and (ii) all material unregistered trademarks owned by any Acquired Company (collectively, the “Company Intellectual Property”). All required filings and fees related to the Registered Intellectual Property and now due have been timely filed with and paid to the relevant Governmental Authority and authorized registrars, and all Registered Intellectual Property is otherwise in good standing.

(b) Except as set forth on Schedule 3.13(b), (i) the Acquired Companies own all right, title (including, with respect to all Registered Intellectual Property, record title), and interest in and to the Company Intellectual Property, free and clear of all Liens except Permitted Liens;

(ii) no Acquired Company is currently infringing, misappropriating, or otherwise violating, and since May 4, 2019, no Acquired Company has infringed, misappropriated, or otherwise violated, the Intellectual Property of any other Person; (iii) the Registered Intellectual Property is subsisting and enforceable and, to the Acquired Companies’ Knowledge, valid; (iv) to the Acquired Companies’ Knowledge, the Company Intellectual Property is not currently being infringed or misappropriated by any Person; (v) each Acquired Company owns or has the right to use all Intellectual Property necessary for the operation of its business; and (vi) Intellectual Property owned or used by each of the Acquired Companies immediately prior to the Closing will continue to be owned or available for use by such applicable Acquired Company on materially identical terms and conditions immediately after the Closing.

(c) Except as set forth on Schedule 3.13(c), since May 4, 2019, no Acquired Company has received any written notice of infringement, misappropriation or other violation from any Person with respect to such Person’s Intellectual Property.

(d) Each Acquired Company takes steps reasonable under the circumstances to protect the Trade Secrets included in Company Intellectual Property (and the Trade Secrets of any other Person to whom any of the Acquired Companies has an obligation of confidentiality), and to protect and maintain the proprietary nature of each item of Company Intellectual Property. Without limiting the foregoing, all current and former employees, consultants, and contractors of each of the Acquired Companies (each a “Contributor”) that have developed material Company Intellectual Property for or on behalf of an Acquired Company (“Developed Intellectual Property”) either (i) has executed and delivered and, to the Acquired Companies’ Knowledge, are in compliance with, enforceable written agreements under which such Contributor has assigned to the applicable Acquired Company, all Developed Intellectual Property conceived or developed by such Contributor, or (ii) are or were engaged by an applicable Acquired Company in a manner in which such Developed Intellectual Property either automatically vests in, or is or was automatically assigned to, the Acquired Company by operation of law. The Acquired Companies possess documentation relevant to material Trade Secrets included in the Company Intellectual Property that is current, accurate and sufficient in detail and content to identify and explain it and allow its full and proper use without reliance on the special knowledge or memory of others. No Affiliate or current or former partner, director, stockholder, member, officer, employee, consultant or contractor of any of the Acquired Companies will, after giving effect to the transactions contemplated hereby, own or retain any rights to any of the Company Intellectual Property.

(e) Each of the Acquired Companies has obtained and possesses valid licenses to use all of the Software present and currently activated for use on the computers and other software-enabled electronic devices, in each case, that it owns or leases or that it has otherwise provided to its employees for their use in connection with its business. Each of the Acquired Companies is in material compliance with the terms of the any applicable off-the-shelf software licenses.

(f) To the extent any of the Acquired Companies has used any Open Source Software in connection with any of its products or services, none of the Acquired Companies is required under any such Open Source Software license to (and no Company Intellectual Property is subject to any obligation to): (i) disclose, distribute or make available the source code for any of its proprietary Software included in the Company Intellectual Property; (ii) grant licenses to create derivative works of any of its proprietary Software included in the Company Intellectual

Property; or (iii) permit distribution of any of its proprietary Software included in the Company Intellectual Property at no charge. Each of the Acquired Companies is in material compliance, and since May 4, 2019, has complied, in all material respects with all of the licenses, conditions and other requirements applicable to such Open Source Software.

3.14 Information Technology; Data Privacy.

(a) All IT Systems (i) function and operate in good working condition without any material defects or stability issues and (ii) are and have been sufficient for the operation of each Acquired Company’s business as currently conducted. Each Acquired Company has taken reasonable steps to safeguard the confidentiality, availability, security and integrity of the IT Systems, including implementing and maintaining appropriate backup, disaster recovery and Software and hardware support arrangements.

(b) Each Acquired Company has, since May 4, 2019, materially complied with all applicable Laws and, to the extent binding on an Acquired Company, all internal and publicly posted policies, notices and statements concerning the collection, use, processing, storage, transfer and security of Personally Identifiable Information in the conduct of such Acquired Company’s business. With respect to all Personally Identifiable Information held or otherwise processed by the Acquired Companies, the Acquired Companies have, since May 4, 2019 (i) taken commercially reasonable steps (including with respect to technical and physical security) designed to protect such information against the unauthorized access, use, modification, disclosure, loss, exfiltration, destruction, alteration, theft, interruption, corruption or other misuse, or breach thereof (each, a “Data Breach”) and (ii) used commercially reasonably efforts to secure from all service providers, data processors and other third parties that process any Personally Identifiable Information on behalf of the Acquired Companies valid, written and enforceable agreements that include: (A) all terms required by applicable Laws with respect to such processing, and (b) a requirement that such third parties comply with such Laws with respect to such processing, including, as applicable, maintaining the privacy, security and confidentiality of such Personally Identifiable Information. No Acquired Company has been subject to or received any notice of any audit, investigation, complaint or other Action by any Governmental Authority or other Person concerning such Acquired Company’s collection, use, processing, storage, transfer or security of Personally Identifiable Information or actual, alleged or suspected violation of any applicable Law concerning privacy, data security or data breach notification, and, to the Acquired Companies’ Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Action.

(c) Since May 4, 2019, (i) there has been no material Data Breach with respect to any IT Systems (or any information, data or transactions stored or contained therein or transmitted thereby) or any Personally Identifiable Information in the Acquired Companies’ possession or control, and (ii) the Acquired Companies have not been required under any Law to provide any notice to any Governmental Authority or other Person in connection with any Data Breach.

3.15 Litigation. Except as set forth on Schedule 3.15, since May 4, 2019, there have not been any (a) Actions pending or, to the Acquired Companies’ Knowledge, threatened against or by any Acquired Company or any officer or director of any Acquired Company (in their capacity as such) or by any Governmental Authority; (b) audit by any Governmental Authority pending or, to the Acquired Companies’ Knowledge, threatened against any Acquired Company or (c) inquiry or known investigation of any Governmental Authority pending or, to the Acquired Companies’ Knowledge, threatened against any Acquired Company, in each case if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole. No Acquired Company is, and since May 4, 2019, no Acquired Company has been, subject to any Order. No officer or director of any Acquired Company is, or since May 4, 2019, has been, subject to any Order that would prohibit such Person from engaging or continuing any conduct, activity or practice relating to the business of such Acquired Company. To the Knowledge of the Company, no customer of an Acquired Company is responding or has responded to any search warrant, subpoena, criminal, or civil investigative demand by or from any Governmental Authority that involves the services provided by the Acquired Companies.

3.16 Governmental Consents. Except (a) for the applicable requirements of the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (b) as set forth on Schedule 3.16, no permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required to be obtained by any Acquired Company in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the transactions contemplated hereby.

3.17 Employee Benefit Plans.

(a) Schedule 3.17(a) contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including without limitation, each retirement, deferred compensation, fringe benefit, stock purchase, equity-based compensation, bonus, severance, employment, change in control and incentive plan, agreement, program, policy or arrangement, oral or written, legally binding or not, under which (i) any current or former employee, director or consultant of any Acquired Company has any right to benefits and which are contributed to, sponsored by or maintained by any Acquired Company or (ii) any Acquired Company has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Plans”.

(b) The Acquired Companies have made available to Purchaser (i) a current, accurate and complete copy (or, to the extent a copy does not exist, an accurate description) of each Plan and (ii) with respect to each Plan, to the extent applicable, copies of (A) any related trust agreement or other funding instrument, (B) any summary plan description and other written communications by the Acquired Companies concerning benefits provided under a Plan, (C) the most recent determination, advisory or opinion letter from the Internal Revenue Service, and (D) the three most recent Form 5500s and attached schedules and, if applicable, audited financial statements.

(c) (i) Each Plan has been established and administered in accordance with its terms and in compliance with ERISA, the Code and other applicable Laws, in each case, in all material respects; (ii) each Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification or with respect to a prototype plan, an opinion letter from the IRS to the prototype plan sponsor, to the effect that in the form of such Company Benefit Plan is so qualified, and, to the Acquired Companies’ Knowledge, nothing has occurred that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and, to the Acquired Companies’ Knowledge, no condition exists that would subject any Acquired Company, directly or by reason of their affiliation with any corporation, trade, business or entity under common control with an Acquired Company within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(a) of ERISA (“Commonly Controlled Entity”), to any tax or other liability under ERISA, the Code or any other applicable Laws; and (iv) no “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Plan that would reasonably be expected to cause the Acquired Companies to incur a material liability.

(d) No Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers.

(e) No Plan provides retiree welfare benefits and no Acquired Company has any obligation to provide any retiree welfare benefits other than as required pursuant to Section 4980B of the Code or any other applicable law, rule or regulation.

(f) No Plan is a “multiemployer plan” (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA) or a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, and none of the Acquired Companies or any Commonly Controlled Entities has, since May 4, 2019, sponsored, maintained or contributed to, or has or had any liability or obligation with respect of, any multiemployer plan or any plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(g) With respect to any Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Acquired Companies’ Knowledge, threatened, (ii) to the Acquired Companies’ Knowledge, no facts or circumstances exist that could give rise to any such actions, suits or claims, (iii) no administrative investigation, audit or other administrative proceeding by the U.S. Department of Labor, the IRS or other Governmental Authority are pending, in progress or, to the Acquired Companies’ Knowledge, threatened.

(h) None of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent events) would reasonably be expected to (i) result in the increase, acceleration or provision of any severance, payments, benefits or other rights to any current or former employee, director or consultant of any Acquired Company, (ii) limit or restrict the right of any Acquired Company to merge, amend or terminate any of the Plans or (iii) result in payments or benefits under any Plans which would not be deductible under Section 280G of the Code.

(i) Each Plan that is a “nonqualified deferred compensation plan,” as defined in Section 409A of the Code complies with, and has been administered in compliance with, Section 409A of the Code and associated guidance.

(j) Except as set forth in Schedule 3.17(j), no Plan is maintained outside the jurisdiction of the U.S., or covers any employee residing or working outside the U.S. (any Plan set forth on Schedule 3.17(j) shall be collectively referred to as the “Foreign Benefit Plans”. With respect to any Foreign Benefit Plans, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable Laws of any controlling Governmental Authority, in each case, in all material respects, (ii) all Foreign Benefit Plans that are required to be funded are fully funded and, with respect to all other Foreign Benefit Plans, adequate reserves have been established on the accounting statements of the applicable Acquired Company, and (iii) no material liability or obligation of any Acquired Company exists with respect to such Foreign Benefit Plan that has not been disclosed on Schedule 3.17(j).

3.18 Labor and Employment.

(a) Schedule 3.18(a) contains a complete and accurate list of the following information for each current employee of each of the Acquired Companies, including each employee on leave of absence or layoff status: (i) name; (ii) job title; (iii) date of hiring or engagement; (iv) current salary or hourly wage compensation paid or payable; and (v) sick and vacation leave that is accrued but unused.

(b) Except as set forth on Schedule 3.18(b), each of the Acquired Companies is, and at all times since May 4, 2019 has been, in material compliance with all Laws relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and other requirements, the payment of social security and similar taxes and occupational safety and health. To the Acquired Companies’ Knowledge, no Acquired Company is liable for the payment of any taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Laws. No Action is pending against any of the Acquired Companies or, to the Acquired Companies’ Knowledge, threatened against any of the Acquired Companies under any of the foregoing Laws. There is no Action pending before the Equal Employment Opportunity Commission, the U.S. Department of Labor, the Occupational Safety and Health Administration or any other Governmental Authority (with respect to the matters in this Section 3.18) for which any of the Acquired Companies has received any written notice, or, to the Acquired Companies’ Knowledge, which has been threatened against any of the Acquired Companies. Except as set forth on Schedule 3.18(b), in the past six years (or, in the case of the following clause (y), to the Acquired Companies’ Knowledge, prior to such time), (x) no allegations of sexual harassment or sexual misconduct have been made against any officer or director of any Acquired Company or any Service Provider in a supervisory role, and (y) no officer or director of any Acquired Company or any Service Provider (or any Related Party in connection with his, her or its involvement with the Acquired Companies) has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any such Person.

(c) Except as set forth on Schedule 3.18(c), (i) since May 4, 2019, each of the Acquired Companies has not been, and is not now, a party to any collective bargaining agreement or other labor contract; (ii) since May 4, 2019, there has not been, there is not presently pending or existing, and to the Acquired Companies’ Knowledge there is not threatened, any strike, slowdown, picketing, or work stoppage involving any of the Acquired Companies; (iii) there is not pending, or to the Acquired Companies’ Knowledge threatened, against or affecting any of the Acquired Companies, any Action relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Authority, and there is no organizational activity or other labor dispute against or affecting any of the Acquired Companies; (iv) to the Acquired Companies’ Knowledge, no application or petition for an election of or for certification of a collective bargaining agent is pending; (v) there is no lockout of any employees by any of the Acquired Companies and no such action is contemplated by any of the Acquired Companies.

(d) Except as set forth in Schedule 3.18(d), (i) each of the Acquired Companies is and since May 4, 2019, has been in material compliance with all Laws relating to the hiring and the employment of labor, including provisions thereof relating to immigration, (ii) I-9 Forms have been timely and properly completed in material compliance with applicable Laws for all employees currently employed by any Acquired Company, (iii) I-9 Forms for all employees currently employed by any Acquired Company have been lawfully retained, and (iv) I-9 Forms for all former employees terminated within the 12-month period prior to Closing have been retained for the required length of time. There is no Action pending or to the Acquired Companies’ Knowledge threatened against any of the Acquired Companies relating to compliance with local, state or federal immigration Laws or regulations. Except as set forth in Schedule 3.18(d), there has been no letter, correspondence or other communication received by any of the Acquired Companies from the U.S. Department of Homeland Security, U.S. Social Security Administration, or any other Governmental Authority regarding the employment authorization status, or discrepancy with the social security numbers of any current employee.

(e) Except as set forth in Schedule 3.18(e), during the ninety (90) day period prior to the date of this Agreement, no Acquired Company has taken any action that would constitute a “mass layoff’ or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended, and/or any similar state, local or foreign plant closing Law (“WARN Act Laws”) or that could otherwise reasonably be expected to trigger a notice requirement or result in a material liability or obligation of, or material restriction on, the Acquired Companies taken as a whole under the WARN Act Laws.

3.19 Insurance. Schedule 3.19 lists each insurance policy maintained by any Acquired Company as of the date hereof (each, an “Insurance Policy”). As of the date hereof, each Insurance Policy is in full force and effect and, except as set forth on Schedule 3.19, shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. No Acquired Company has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any Insurance Policy. All premiums due on each Insurance Policy prior to the Closing either have been paid or will be paid prior to the Closing in accordance with the payment terms of such Insurance Policy. No Insurance Policy provides for any retrospective premium adjustment or other experience-based liability on the part of any Acquired Company. Each Insurance Policy (a) is valid and binding in accordance with its terms; (b) is provided by carriers who, to the Acquired Companies’ Knowledge, are financially solvent; and (c) is not subject to any lapse in coverage. There are no claims related to the business of any Acquired Company pending under any Insurance Policy as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. No Acquired Company is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. Each Insurance Policy is of the type and in the amounts customarily carried by Persons conducting a business similar to the Acquired Companies and is sufficient for compliance with all applicable Laws and contracts to which an Acquired Company, as applicable, is a party or by which it is bound. Except as set forth on Schedule 3.19, no Acquired Company maintains any self‑insurance or co‑insurance programs. True and complete copies of each insurance policy listed on Schedule 3.19 has been made available to Purchaser.

3.20 Compliance with Laws; Permits.

(a) Except as set forth on Schedule 3.20, since May 4, 2019, (a) each Acquired Company has materially complied with, and is currently in material compliance with, all applicable Laws which affect or apply to the business, properties or assets of such Acquired Company and (b) no notice, charge or assertion has been received by or, to the Acquired Companies Knowledge, threatened against any Acquired Company alleging any non-compliance with any such Laws. No event has occurred or circumstances exists that, with or without notice or lapse of time or both, would be reasonably expected to constitute or result in a violation by any Acquired Company of, or the failure on the part of any Acquired Company to comply with, any Law.

(b) Each Acquired Company holds all consents, permits, licenses, approvals, certificates, registrations, exemptions, clearances, approvals, variances and other authorizations (collectively “Permits”) of and from all, and is, and has been since May 4, 2019, in compliance with, and has fulfilled and performed all of its obligations in all material respects with respect to, and has made all payments, declarations and filings with, Governmental Authorities necessary for the lawful conduct of their respective businesses as presently conducted.

(c) Schedule 3.20 lists all current material Permits of each Acquired Company, including the names of the Governmental Authority issuing each such Permit and their respective dates of issuance and expiration. No event has occurred or circumstances exists that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth on Schedule 3.20.

(d) All material Permits held by any of the Acquired Companies are valid and in full force and effect, and the applicable Acquired Company has accurately filed in all material respects all reports and paid all fees, assessments, and contributions required by such Permits and applicable Laws.

(e) None of the Permits held by any Acquired Company have been terminated, impaired or have been terminable, in whole or in part, due to the actions or inactions of the Acquired Companies (except for terminations or impairments occurring as a result of the expiration of such Permits solely due to lapse of time in accordance with the terms thereof and for immaterial Permits that are no longer necessary to conduct the business of the Acquired Companies or to own or operate the assets of the Acquired Companies).

(f) Since May 4, 2019, no written notices have been received by any of the Acquired Companies alleging the failure to hold any material Permit required to be held by the Acquired Companies to conduct their respective businesses or own their respective assets.

(g) No material Permit is subject to (i) any material conditions or requirements that, to the Acquired Companies’ Knowledge, have not been imposed generally upon permits of the same type, and (ii) any pending regulatory Action before a Governmental Authority seeking to suspend, revoke, cancel or adversely modify such Permit.

3.21 Environmental Matters. Except as set forth on Schedule 3.21:

(a) Each Acquired Company is in compliance, and since May 4, 2019, has complied, in all material respects with all applicable Environmental Requirements.

(b) Each Acquired Company has obtained and possesses all permits, licenses and other authorizations required by Environmental Requirements for the occupation of such Acquired Company’s properties or facilities and the operation of such Acquired Company’s business (the “Environmental Permits”), and each Acquired Company is, and since May 4, 2019 has been, in compliance in all material respects, with the Environmental Permits. All such Environmental Permits are in full force and effect and shall be maintained in full force and effect by each Acquired Company through the Closing Date in accordance with Environmental Requirements, and, to the Acquired Companies’ Knowledge, there is no condition, event or circumstance that might prevent or impede, after the Closing Date, the ownership, lease, operation or use of the business or assets of any Acquired Company as currently carried out. With respect to any such Environmental Permits, no Acquired Company has undertaken any measures that would reasonably be expected to interfere with the transferability, if applicable, of the Environmental Permits. To the Acquired Companies’ Knowledge, there is no condition, event or circumstance that might prevent or impede the transferability of the Environmental Permits. The Acquired Companies have not received any written notice or communication regarding any material adverse change in the status or terms and conditions of the Environmental Permits.

(c) No Acquired Company, nor any other Person for whose conduct any of them is or could be held responsible has received, since May 4, 2019, any written notice of any violation of or Liability arising under Environmental Requirements, including with respect to any investigatory, remedial or corrective obligation, relating to any Acquired Company or its facilities and arising under Environmental Requirements, the subject of which is unresolved. To the Acquired Companies’ Knowledge, there is no requirement for investigation, remediation, or corrective action at any of its facilities.

(d) There are no suits or proceedings pending or to the Acquired Companies’ Knowledge threatened against any Acquired Company pursuant to Environmental Requirements.

(e) No Acquired Company is subject to any Order of any Governmental Authority that is outstanding and was issued pursuant to Environmental Requirements.

(f) No Acquired Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any Hazardous Materials or owned, occupied or operated any facility or property contaminated by any Hazardous Materials and requiring remediation under applicable Environmental Requirements, in each case above, as has given or could reasonably be expected to give rise to any material Liabilities pursuant to any Environmental Requirements.

(g) No Acquired Company has assumed, undertaken or otherwise become subject to any material Liability of any other Person, or provided indemnity with respect to any material Liability, in each case relating to Environmental Requirements.

(h) Each Acquired Company has furnished to Purchaser all material environmental audits, reports and other environmental documents relating to the Acquired Companies and their Affiliates or their respective predecessors, or to any of their current or former facilities and operations, which are in the possession or control of the Acquired Companies.

3.22 Anticorruption. No Acquired Company, and, to the Acquired Companies’ Knowledge, no Person acting on behalf of an Acquired Company, has, directly or indirectly, taken any action that would cause such Acquired Company to be in violation of the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, or any other anticorruption or anti-bribery Law applicable to such Acquired Company (collectively, the “Anticorruption Laws”). No Acquired Company, and, to the Acquired Companies’ Knowledge, no Person acting on behalf of an Acquired Company, has, directly or indirectly, corruptly given, loaned, paid, promised, offered or authorized the payment of money or anything of value to any Person, to secure any improper advantage or to obtain or retain business or to achieve any other purpose prohibited by the Anticorruption Laws. There is no Action pending, or to the Acquired Companies’ Knowledge, threatened against any Acquired Company before or by any Governmental Authority related to any violation of any Anticorruption Law. Each Acquired Company has established and maintains reasonable internal controls, policies and procedures intended to ensure compliance with applicable Anticorruption Laws.

3.23 Economic Sanctions. No Acquired Company (a) is designated under or the subject of any trade, economic and financial sanction Laws, regulations, embargoes and restrictive measures (“Sanctions”) administered, enacted or enforced from time to time by (i) the U.S. Department of Treasury, Office of Foreign Assets Control; (ii) the European Union; (iii) the United Nations; (iv) HM Treasury of the United Kingdom or (v) any other similar Governmental Authorities with regulatory authority over such Acquired Company (each, a “Sanctions Authority”); (b) has transacted, dealt or associated with or provided support to any Governmental Authority or Person that is located in or organized under the laws of a country or territory which is the subject of country-wide or territory-wide Sanctions (including, without limitation, Cuba, Iran, North Korea, Syria or the Crimea, Donetsk People’s Republic, Luhansk People’s Republic regions of Ukraine) or to any Person who is owned fifty percent (50%) or more by such Governmental Authority or Person; (c) has transacted, dealt or associated with or provided support to any Person who is the subject of Sanctions, is named on any list of designated Persons maintained by any Sanctions Authority (“Designated Parties”) or is owned fifty percent (50%) or more by any Designated Parties or (d) has provided support to any terrorist organization or any entity designated by the U.S. as a Foreign Terrorist Organization or a Transnational Criminal Organization. There is no Action pending, or to the Acquired Companies’ Knowledge, threatened against any Acquired Company before or by any Governmental Authority related to any violation of any Sanctions. Each Acquired Company has established and maintains reasonable internal controls, policies and procedures intended to ensure compliance with applicable Sanctions.

3.24 Export/Import Compliance. Each Acquired Company has complied in all material respects with all Laws applicable to it related to export control and the import and export of goods, services, commodities, Software, technology and other items (“Export/Import Laws”). No Acquired Company has violated the anti-boycott provisions of 50 U.S.C. Sections 2401 et seq. or taken any action that may be penalized under Section 999 of the Code. No Acquired Company has engaged in any exportation or re-exportation of goods, services, commodities, Software or technology in a manner that is prohibited under any applicable Export/Import Laws. The Acquired Companies have timely paid all applicable import and customs duties, tariffs, levies and impositions and have timely submitted all applicable documents required under the Export/Import Laws to the applicable Governmental Authority for the importation of goods, commodities and other items and all such documents submitted were true, accurate and complete when submitted. There is no Action pending, or to the Acquired Companies’ Knowledge, threatened against any Acquired Company before or by any Governmental Authority related to any violation of any Export/Import Laws. Each Acquired Company has established and maintains reasonable internal controls, policies and procedures intended to ensure compliance with applicable Export/Import Laws.

3.25 Accounts Receivable. The accounts receivable reflected on the Latest Balance Sheet and the accounts receivable arising after the date of the Latest Balance Sheet (a) have arisen from bona fide transactions entered into by any Acquired Company involving the sale of goods or the rendering of services in the ordinary course of business; (b) constitute only valid, undisputed claims of such Acquired Company that, to the Acquired Companies’ Knowledge, are not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business. The reserve for bad debts shown on the Latest Balance Sheet or, with respect to accounts receivable arising after the date of the Latest Balance Sheet, on the accounting records of each Acquired Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

3.26 Customers and Suppliers.

(a) Schedule 3.26(a) lists (i) each customer who has paid aggregate consideration to any Acquired Company for goods and services rendered in an amount greater than or equal to $2,000,000, on an annualized basis, during the 11-month period ended November 25, 2023 (collectively, the “Material Customers”); and (ii) the amounts of consideration paid by each Material Customer during such periods. No Acquired Company has received any written or, to the Acquired Companies’ Knowledge, verbal notice that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with such Acquired Company.

(b) Schedule 3.26(b) lists (i) each supplier to whom any Acquired Company has paid consideration for goods or services rendered in an amount greater than or equal to $2,000,000, on an annualized basis, during the 11-month period ended November 25, 2023 (collectively, the “Material Suppliers”); and (ii) the amounts of purchases paid to each Material Supplier during such periods. No Acquired Company has received any written or, to the Acquired Companies’ Knowledge, verbal notice that any of its Material Suppliers has ceased, or intends to cease after the Closing, to supply goods or services to such Acquired Company or to otherwise terminate or materially reduce its relationship with such Acquired Company.

3.27 Affiliated Transactions.

(a) Except as set forth on Schedule 3.27(a)-1, no Securityholder or Related Party of any Securityholders or Acquired Company, (i) is a party to any Contract with any Acquired

Company (other than in respect of employment services in the ordinary course of business and other than those Contracts set forth on Schedule 3.27(a)-2), (ii) provides, or has since May 4, 2019, provided or received, any material loans, assets, services (other than employment services in the ordinary course of business) or facilities to or from, as applicable, any Acquired Company, (iii) provides any material services to, or (except for any amounts that will be paid in full at or prior to the Calculation Time) is owed any material amount of money by or owes any material amount of money to, any Acquired Company (other than, in each case, compensation for services performed by a Person as director, officer or employee of an Acquired Company and amounts reimbursable for routine travel and other business expenses in the ordinary course of business, which amounts are included as current liabilities in the calculation of Closing Net Working Capital), or (iv) has any right, title or interest in, to or under any property, real or personal or mixed, tangible or intangible, of the Acquired Companies (the Contracts set forth in or required to be set forth on Schedule 3.27(a)-1, the “Related Party Arrangements” and each, a “Related Party Arrangement”).

(b) As of the Closing, all Related Party Arrangements with (and all amounts or other liabilities owing thereunder to) any Securityholder or any Related Party of such Securityholder, including those set forth on Schedule 3.27(b), have been completed, satisfied, terminated, canceled, paid or otherwise settled, (i) without any continuing liability to Purchaser or the Acquired Companies thereunder and (ii) with any amounts owing thereunder as of the Closing reflected in Closing Cash or Transaction Expenses.

3.28 Brokerage. Except as set forth on Schedule 3.28, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of any Acquired Company. A true and complete (but redacted solely in respect of the fee amounts) copy of the engagement letter for the parties set forth on Schedule 3.28 has been made available to Purchaser prior to the date hereof and such redacted fees payable thereunder shall be Transaction Expenses hereunder).

3.29 Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute (each a “Takeover Statute”) is applicable to the Company, any other Acquired Company or the transactions contemplated by this Agreement and the Related Documents.

3.30 Working Capital. Since January 1, 2022, (A) the Acquired Companies have managed their working capital (including timing of collection of accounts receivable and of payment of accounts payable and management of inventory) and deferred revenue amounts in the ordinary course of business and in amounts that are consistent with past practice, and (B) there has not been any material change in (i) payment terms to any Material Customer of, or from any Material Supplier or third party to, any Acquired Company, or (ii) the manner in which any Acquired Company conducts its business with any Material Customer that would materially affect the level of inventory required to supply such customer (e.g., customer moving from consigning supplies to the relevant member to requiring it to purchase supplies as part of its own inventory), excluding, for the sake of clarity, any change in the quantum of purchase orders.

3.31 Trade Allowances. Except as set forth on Schedule 3.31, no customer or supplier of the Acquired Companies is entitled to or customarily receives material discounts, allowances, rebates, credits, preferential terms or similar reductions in price or other trade terms arising from any Contracts with or concessions granted to any such Person in excess of (i) 15% of regular price with respect to each customer, or (ii) 10% of regular price with respect to each supplier. All discounts, allowances, rebates, credits, preferential terms or similar reductions in price or other trade terms, including contra transactions, to which customers or suppliers of the Acquired Companies are entitled or customarily receive have been granted by the Acquired Companies in the ordinary course of business.

3.32 No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS Article 3 AND ARTICLE 5, OR IN ANY RELATED DOCUMENT OR CERTIFICATE DELIVERED HEREUNDER OR THEREUNDER, NONE OF THE COMPANY, ANY SELLER NOR ANY OTHER PERSON ACTING ON THEIR BEHALF MAKES ANY REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED.

Article 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Merger Sub, jointly and severally, represent and warrant to the Company and Sellers that:

4.01 Organization and Power. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio, with full power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder

4.02 Authorization; No Breach; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other proceedings on the part of Purchaser or Merger Sub are necessary to authorize Purchaser’s and Merger Sub’s execution, delivery or performance of this Agreement. The execution, delivery and performance of this Agreement by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the transactions contemplated hereby do not conflict with, constitute a default under, result in a breach or violation of or result in the creation of any Lien (other than Permitted Liens) upon any assets of Purchaser or Merger Sub under the provisions of Purchaser’s and Merger Sub’s respective certificate of incorporation, bylaws or other similar governing documents, as applicable, or any material contract to which Purchaser or Merger Sub is party, in each case, except as would not have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the Closing. This Agreement has been duly executed and delivered by Purchaser and Merger Sub and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights, and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03 Governmental Consents. Except for the applicable requirements of the HSR Act, no material permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority is required to be obtained by Purchaser or Merger Sub in connection with the execution, delivery or performance of this Agreement by Purchaser or Merger Sub or the consummation of the transactions contemplated hereby.

4.04 Litigation. There are no charges, complaints, suits or proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or Merger Sub, at law or in equity, before or by any Governmental Authority which would adversely affect Purchaser’s or Merger Sub’s performance under this Agreement or the consummation of the transactions contemplated hereby. Neither Purchaser nor Merger Sub is subject to any outstanding Order of any Governmental Authority.

4.05 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Purchaser or Merger Sub.

4.06 Financing.

(a) As of the date hereof, Purchaser has delivered true, complete and correct copies of an executed commitment letter, in effect as of the execution hereof, from the Debt Financing Sources named therein (the “Debt Commitment Letter”, and the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, the “Debt Financing”) and any fee letter executed in connection therewith. Such fee letter or term sheet may be redacted in a customary manner to conceal the following economic and commercially sensitive terms, among other items: (i) the fee amounts and applicable interest rates (including any percentage points and basis points of fees or interest set forth therein), (ii) provisions relating to “market-flex” terms and other similar economic terms and (iii) other provisions that are required to be redacted by any Debt Financing Source, so long as, in each case, such redaction complies with the following requirements. None of the redacted terms as provided above in the fee letter or term sheet will impose any new or additional condition or otherwise adversely amend, modify, or expand any conditions precedent, or adversely affect the conditionality, enforceability, termination or availability of the Debt Financing or reduce the aggregate principal amount of the Debt Financing. Other than the Debt Commitment Letter, as of the date hereof, there are no side letters or other agreements to which Purchaser or Merger Sub is a party that imposes conditions, affects the availability of or adversely modifies, amends or expands the conditions to the funding of the Debt Financing. There are no conditions precedent relating to the funding of the Debt Financing other than as expressly set forth in the Debt Commitment Letter.

(b) As of the date hereof, the Debt Commitment Letter has been duly executed by Purchaser and, to the knowledge of Purchaser, each other Person party thereto, and the Debt Commitment Letter is in full force and effect and constitutes the valid and binding obligation of Purchaser and, to the knowledge of Purchaser, each other Person party thereto, in each case, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(c) As of the date hereof, the Debt Commitment Letter has not been amended or modified, no such amendment or modification is contemplated and the respective commitments contained in the Debt Commitment Letter has not been withdrawn or rescinded in any respect except in accordance with Section 9.02(b). Other than as provided in the Debt Commitment Letter or in any fee letter executed in connection therewith, as of the date hereof, there are, to Purchaser’s knowledge, no fees, expense reimbursement obligations or other amounts that are required to be paid by Purchaser under or in respect of the Debt Commitment Letter and all such amounts required to be paid on or prior to the date hereof pursuant to the terms of the Debt Commitment Letter have been paid by Purchaser.

(d) As of the date hereof, (i) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach under the Debt Commitment Letter on the part of the part of Purchaser or, to the knowledge of Purchaser, any other parties thereto that would prevent Purchaser’s ability to consummate the Debt Financing or the Closing, and (ii) Purchaser has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied or that the Debt Financing will not be made available on the Closing Date. Notwithstanding anything in this Section 4.06 or elsewhere in this Agreement to the contrary, Purchaser affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that it obtains financing for or related to any of the transactions contemplated by this Agreement.

(e) Assuming (i) the conditions of Section 2.03 and Section 2.04 are satisfied or waived and (ii) the Debt Financing is funded in accordance with the Debt Commitment Letter, Purchaser will have on the Closing Date sufficient funds to pay the aggregate consideration and all other payments required to be made by Purchaser or Merger Sub on the Closing Date and all other obligations of Purchaser hereunder.

4.07 [Intentionally Omitted]

4.08 Solvency. Assuming (i) the representations and warranties set forth in Article 3 are true and correct in all material respects, and (ii) the satisfaction of the conditions to Purchaser’s obligation to consummate the Closing, immediately after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, each Acquired Company shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities to the extent that such liabilities, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability). Assuming (i) the representations and warranties set forth in Article 3 are true and correct in all material respects and (ii) the satisfaction of the conditions to Purchaser’s obligation to consummate the Closing, immediately after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, the Acquired Companies, taken as a whole, shall have adequate capital to carry on their business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any Acquired Company. For purposes of this Agreement, “have adequate capital to carry on their business” means that such Persons will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.09 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.10 No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE 4, ANY RELATED DOCUMENT OR ANY CERTIFICATE DELIVERED HEREUNDER OR THEREUNDER, NONE OF PURCHASER, MERGER SUB, NOR ANY OTHER PERSON ACTING ON THEIR BEHALF MAKES ANY REPRESENTATION OR WARRANTY TO THE COMPANY, ANY SELLER OR ANY OTHER PERSON, EXPRESS OR IMPLIED.

Article 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Executory Seller severally, and not jointly and severally, represents and warrants to Purchaser that:

5.01 Organization. If such Executory Seller is not a natural person, such Executory Seller is duly formed, validly existing and in good standing under the Laws of its state of formation, with full power and authority to enter into this Agreement and the Related Documents to which such Executory Seller is a party, consummate the transactions contemplated hereby and thereby and perform its obligations hereunder and thereunder.

5.02 Authorization; No Breach, Conflicts or Consents; Valid and Binding Agreement.

(a) If such Executory Seller is not a natural person, the execution, delivery and performance by such Executory Seller of this Agreement and the Related Documents to which such Executory Seller is a party and the consummation by such Executory Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate, limited liability company, limited partnership or similar action, and no other proceedings on the part of such Executory Seller are necessary to authorize the execution, delivery or performance by such Executory Seller of this Agreement or such Related Documents. Such Executory Seller has the legal capacity to execute, deliver and perform its obligations under this Agreement and the Related Documents to which such Executory Seller is a party.

(b) The execution, delivery and performance by such Executory Seller of this Agreement and the Related Documents to which such Executory Seller is a party and the consummation by such Executory Seller of the transactions contemplated hereby and thereby do not and will not (i) conflict with, constitute a default under, result in a breach or violation of or result in the creation of any Lien (other than Permitted Liens) upon any assets of such Executory Seller under the provisions of such Executory Seller’s certificate of formation (if such Executory Seller is not a natural person) or any Contract to which such Executory Seller is party; (ii) violate any applicable Law; (iii) require the consent of, notice to or other action by any Person under, constitute a breach under, result in a breach or violation of, cause a forfeiture of any right under, permit termination or modification of any material provision of, result in or permit the acceleration of the maturity or cancellation of performance of any obligation under, any contract to which such Executory Seller is a party or by which any Executory Seller is bound or to which its interest in the Acquired Companies is subject; or (iv) require the consent or approval of, permit, order, declaration or filing with or notice to any Governmental Authority, except for the filing of the Certificate of Merger with the Secretary of State of Delaware and such filings as may be required under the HSR Act, in each case which would, or would reasonably be expected to, adversely affect such Executory Seller’s performance under this Agreement or any Related Documents or prevent, enjoin or delay the consummation of the transactions contemplated by this Agreement or any Related Documents to which such Executory Seller is a party.

(c) This Agreement and any Related Documents to which any Executory Seller is a party have been duly executed and delivered by such Executory Seller and, assuming that this Agreement and such Related Documents are valid and binding obligations of the other parties hereto and thereto, constitute valid and binding obligations of such Executory Seller, enforceable against such Executory Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

5.03 Ownership of Shares. Such Executory Seller is the record and beneficial owner of, and has good and marketable title to, all of Shares set forth opposite its name on Schedule 3.03(a), free and clear of all Liens (other than restrictions under applicable securities Laws) and such Executory Seller has the sole power to execute and deliver this Agreement and the Related Documents to which such Executory Seller is a party and to consummate the transactions contemplated hereby and thereby. Such Executory Seller and its Affiliates do not have any interest in, or otherwise own, directly or indirectly, of record or beneficially, any Equity Interests of the Acquired Companies, other than the Shares set forth opposite its name on Schedule 3.03(a) or as may be set forth on Schedule 3.03(b). Except as set forth on Schedule 5.03, none of such Executory Seller’s Shares are subject to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of such Shares. Except for Purchaser’s rights under this Agreement, no Person has any Contract or any right or privilege (whether by applicable Law or under any preemptive or contractual right) for the purchase or acquisition of any Shares.

5.04 Brokerage. Except as set forth on Schedule 5.04, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement or any Related Documents to which any Executory Seller is a party based on any arrangement or agreement made by or on behalf of such Executory Seller.

5.05 Litigation. There are no Actions pending or, to the knowledge of such Executory Seller, threatened against such Executory Seller or its Affiliates, at law or in equity, before or by any Governmental Authority which would, or would reasonably be expected to, (a) adversely affect such Executory Seller’s performance under this Agreement or any Related Documents to which any Executory Seller is a party or (b) prevent, enjoin or delay the consummation of the transactions contemplated by this Agreement or any Related Documents to which any Executory Seller is a party.

5.06 Affiliated Transactions. Except as set forth on Schedule 3.27(a)-1, no Securityholder or any Related Party of such Securityholder is a party to, or is involved in any transactions that would constitute, any Related Party Arrangement. As of the Closing, all Related Party Arrangements with any Securityholder or any Related Party of such Securityholder, including those set forth on Schedule 3.27(b), and all amounts or other liabilities owing thereunder to any Securityholder or any Related Party of such Securityholder have been completed, satisfied, terminated, canceled, paid or otherwise settled, (i) without any continuing liability to Purchaser or the Acquired Companies thereunder and (ii) with any amounts owing thereunder as of the Closing reflected in Closing Cash or Transaction Expenses.

Article 6

CERTAIN PRE-CLOSING COVENANTS

6.01 Conduct of the Business.

(a) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as (i) otherwise expressly contemplated by this Agreement, (ii) required by Law or (iii) consented to in writing by Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Company shall use Commercially Reasonable Efforts to (A) conduct the businesses of the Acquired Companies in the ordinary course of business in all material respects; and (B) preserve the rights, franchises, goodwill and relationship of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Acquired Companies.

(b) Without limiting the generality of the foregoing Section 6.01(a), during the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as (i) set forth on Schedule 6.01(b), (ii) otherwise expressly contemplated by this Agreement, (iii) required by Law or (iv) consented to in writing by Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Company will not, and will not permit any other Acquired Company to: (A) issue, sell or otherwise permit any transfer of shares of any Acquired Company’s Equity Interests or issue, sell or otherwise permit any transfer of any Equity Interests convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of any Acquired Company’s Equity Interests; (B) effect any recapitalization, reclassification, stock dividend or distribution paid in stock, stock split (including reverse stock split), combination, exchange, readjustment or like change in any Acquired Company’s capitalization; (C) amend (whether by merger, consolidation or otherwise) any Acquired Company’s Organizational Documents; (D) make any redemption or purchase of any shares of any Acquired Company’s Equity Interests; (E) declare, set aside or pay any dividend or other distribution (whether in cash, stock or other property or any combination thereof) to any Acquired Company’s members or shareholders whether or not upon or in respect of any shares of any Acquired Company’s Equity Interests, except for dividends or distributions paid in cash and made prior to the Calculation Time; (F) permit, allow or suffer any of the Acquired Companies’ assets to become subjected to any Lien (other than Permitted Liens); (G) waive, release or assign any material claims, rights or benefits of the Acquired Companies under any Contract or otherwise other than in the ordinary course of business; (H) make any change in any method of financial accounting or accounting practice or policy other than those required by GAAP; (I) acquire by merging or consolidating with, or by purchasing any of the assets of, or by any other manner, any Person or division thereof or otherwise acquire any assets (other than inventory, materials, supplies and equipment in the ordinary course of business) or merge or consolidate the Company or any of its Subsidiaries with any other Person or restructure, reorganize or adopt a plan of complete or partial liquidation, dissolution, consolidation or recapitalization or partially or completely liquidate its assets or operations; (J) sell, lease, sublease, license, transfer, abandon or fail to renew or otherwise dispose of any material assets or properties of the Acquired Companies (other than sales of inventory or sales, transfers or other dispositions of other immaterial assets in the ordinary course of business or as described on Schedule 3.09); (K) enter into, amend, modify, sublease, assign or terminate any Real Property Lease or Material Contract (or any Contract that would be a Real Property Lease or Material Contract, as applicable, if it existed as of the date hereof) other than, solely in the case of Contracts that are Material Contracts solely due to clauses (i), (vii), (viii), (xi) or (xiv) of Section 3.12(a), in the ordinary course of business; (L) materially change the amount of, or terminate, any insurance coverage held by or for the benefit of the Acquired Companies; (M) make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any income or other material Tax Returns, enter any closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, net operating loss carryforward, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or (for the avoidance of doubt, except attributable to any Tax election) other offset or reduction in any Liability for Taxes; (N) incur any capital expenditures or any obligations or Liabilities in respect thereof, except for expenditures set forth on the Acquired Companies’ capex budget delivered to Purchaser prior to the date hereof; (O) except to the extent required by the terms of any Plan or Material Contract disclosed on Schedule 3.17(a) as in effect on the date hereof, (I) grant or materially increase any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, deferred compensation, change in control or severance agreement with, any current or former employee or consultant, (II) materially increase the compensation or benefits payable or provided to, or modify the terms of any employment, consulting or similar agreement with, any current or former employee or consultant, (III) establish, adopt, enter into or amend any Plan, (IV) issue any loan to any current or former employee or consultant, (V) hire any employee or consultant other than on an “at will” basis to fill vacancies arising due to terminations of employment of employees or consultants who are below the level of vice president, (VI) terminate the employment of any employee or consultant at or above the level of vice president other than for “cause,” (VII) transfer the employment of any employee or consultant from one Person to another or (VIII) grant any equity or equity-based or other long-term incentive awards to, or discretionarily accelerate the vesting or payment of any awards held by, any current or former employee or consultant, in each case outside the ordinary course of business; (P) other than in the ordinary course of business, offer or grant any discounts, allowances, rebates, credits, preferential terms or similar reductions in price or other trade terms or other accommodations or concessions to any customer, supplier or other counterparty, in each case, that is material; (Q) create, incur, assume, suffer to exist or otherwise become liable with respect to any Indebtedness for borrowed money, other than Indebtedness incurred under the Company’s existing credit agreements in the ordinary course of business and that will constitute Estimated Closing Indebtedness and Final Indebtedness hereunder; (R) commence, settle or compromise, or offer to commence, settle or compromise, (I) any Action involving or against any of the Acquired Companies (other than immaterial Actions solely for monetary relief to be paid in full prior to the Calculation Time) outside the ordinary course of business or (II) any Action that relates to the transactions contemplated hereby; (S) change its working capital and/or cash management practices or its policies, practices or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectable amounts, accrual of accounts receivable, prepayment of expenses, inventory management, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits (in each case including the timing thereof), including by engaging in (I) any trade loading practices or any other promotional sales or discount activity with any customers or clients with the effect of accelerating to pre-Closing periods any material amount of sales that would otherwise be expected (based on past practice) to occur in post-Closing periods, or (II) any material amount of promotional sales or discounting activity (other than in the ordinary course of business and consistent with past practice); or (T) agree or otherwise commit, whether in writing or otherwise, to do, or take any action or omit to take any action that would result in, any of the foregoing. Notwithstanding anything to the contrary in this Section 6.01, (1) the Acquired Companies’ failure to take any action prohibited by this Section 6.01(b) will not be a breach of Section 6.01(a), and (2) the Acquired Companies may enter into or pay any bonus arrangements with employees of the Acquired Companies so long as such bonuses are included in the calculation of Estimated Transaction Expenses or paid prior to the Closing.

6.02 Assistance with Financing.

(a) Prior to the Closing, the Company shall, and shall cause the Acquired Companies and their authorized representatives to, use reasonable best efforts to provide to Purchaser all cooperation reasonably requested by Purchaser that is customary and necessary to assist in the arrangement and consummation of the Debt Financing as contemplated by the Debt Commitment Letter, including using reasonable best efforts to take the following actions: (i) furnishing Purchaser and its Debt Financing Sources with all required historical financial statements with respect to the Acquired Companies as specified on Exhibit C to the Debt Commitment Letter (including the Financial Statements) and providing financial information reasonably necessary for Purchaser to prepare pro forma financial statements (provided that the Company shall not be required to prepare or assist in the preparation of pro forma financial statements), and other information reasonably requested by Purchaser or the Debt Financing Sources in connection with any Debt Financing to the extent such other information is of the type and form customary and necessary in connection with the Debt Financing contemplated in the Debt Commitment Letter, (ii) assisting with the preparation of materials for lender presentations, confidential information memoranda (public and non-public) and similar documents reasonably requested in connection with the Debt Financing, and upon notice, participating in a reasonable and customary number of lender presentations, due diligence sessions, drafting sessions and sessions with rating agencies in connection with any Debt Financing, at reasonable times and locations (which may be virtual via telephone or by videoconference) mutually agreed and otherwise cooperating with the marketing efforts of Purchaser and its Debt Financing Sources for any portion of any Debt Financing, (iii) obtaining, consistent with customary practice, customary accountant’s comfort letters or consents reasonably requested by Purchaser or its Debt Financing Sources in connection with the Debt Financing, (iv) assisting in the preparation of definitive financing documentation and the schedules and exhibits thereto as may reasonably be requested and facilitating the provision of guarantees and pledging of collateral, including by executing and delivering definitive financing documents, including pledge and security documents, customary certificates, and other documents (including original stock certificates), to the extent reasonably requested by Purchaser or its Debt Financing Sources in connection with the Debt Financing, in each case, to be effective only upon the Closing (and not prior thereto), (v) assisting with procuring customary payoff letters, lien releases, terminations, deregistration or filings to be delivered at Closing, (vi) providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information about the Company and any other Acquired Company to prospective lenders or investors (so long as such prospective lenders or investors are subject to confidentiality to the same extent as Purchaser and the Debt Financing Sources or other customary confidentiality undertakings satisfactory to the Securityholder Representative, Purchaser and the Debt Financing Sources), (vii) providing information regarding the Company and any other Acquired Company reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 at least three (3) Business Days prior to the Closing, to the extent reasonably requested in writing by Purchaser no later than ten (10) Business Days prior to the Closing. Notwithstanding the foregoing, none of the Acquired Companies or any Securityholder shall (A) be required to (x) enter into, execute, deliver or have any obligation under any resolutions, consent, certificate, document, instrument or agreement with respect to the Debt Financing (other than the authorization letter referenced in clause (vi) above)), that would be effective prior to the Closing and not contingent upon the Closing occurring or (y) pay any fee or other amount, or provide any indemnities or incur any liability in connection with any Debt Financing (other than agreements entered into and liabilities incurred by the Acquired Companies that become effective upon the Closing), (B) be required to disclose information under this Section 6.02(a) which would contravene any Law or its Organizational Documents or is legally privileged (including subject to attorney-client privilege) (provided, however, that the Acquired Companies and the Securityholder Representative shall use Commercially Reasonable Efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such legal privilege), (C) be required to take any action that would unreasonably interfere or disrupt the conduct of the Acquired Companies’ business or (D) be required to cause any director, officer, employee, or Securityholder of any Acquired Company to incur any personal liability in connection with the Debt Financing. Purchaser shall (y) promptly upon request by the Acquired Companies or the Securityholders reimburse the Acquired Companies and the Securityholders for all documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by them in connection with the cooperation provided under this Section 6.02(a), and (z) indemnify and hold harmless the Acquired Companies and the Securityholders from and against any and all losses actually incurred by them in connection with the Debt Financing, except to the extent such losses resulted from the bad faith, gross negligence or willful misconduct by the Acquired Companies or the Securityholders.

(b) Purchaser acknowledges and agrees that, other than the obligations set forth in Section 6.02(a), no Acquired Company nor any Securityholder has any responsibility for any financing that Purchaser may seek or obtain in connection with any Debt Financing.

6.03 Access to Books and Records. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall cause each Acquired Company to provide Purchaser and its authorized representatives with access (during normal business hours and upon reasonable notice) to the (a) books and records, including financial, operating and other data and information relating to the business, of the Acquired Companies; (b) premises of the Acquired Companies (but excluding sampling or testing of the environment or building materials without prior written permission from the Securityholder Representative); and (c) officers and/or other key personnel of the Acquired Companies, in each case who are listed on Schedule 6.03; provided that (i) such access does not unreasonably interfere with the normal operations of any Acquired Company, (ii) such access shall occur in such a manner as the Acquired Companies reasonably determine to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, (iii) all requests for such access shall be directed to the Securityholder Representative or such other Person(s) as the Securityholder Representative may designate in writing from time to time (collectively, the “Designated Contacts”), (iv) nothing herein shall require any Acquired Company to provide access to, or to disclose any information to, Purchaser or any of its representatives if such access or disclosure would (A) waive any legal privilege, as determined in good faith by the Company after consultation with counsel, or (B) be in violation of any applicable Law (including any COVID-19 Measures or the HSR Act or other applicable antitrust Laws), and (v) no access need be granted if the Company believes it may jeopardize the health and safety of any employee, independent contractor or other agent of any Acquired Company; provided that prior to withholding any access or information pursuant to the foregoing, the Company shall notify Purchaser in writing of the nature of the information being withheld and take any actions as may reasonably be requested by Purchaser to implement alternate arrangements in order to allow Purchaser such access or information to the extent reasonably practicable under the circumstances. Other than the Designated Contacts or as expressly provided in the immediately preceding sentence, Purchaser is not authorized to and shall not (and shall cause its employees, agents, advisors, counsel, representatives and Affiliates not to) contact any officer, director, manager, employee or officer, customer, supplier, distributor, lessee, lessor, lender or other material business relation of any Acquired Company prior to the Closing without the prior written consent of the Securityholder Representative.

6.04 Regulatory Filings.

(a) Each of the parties hereto shall make or cause to be made, (i) within five (5) Business Days after the date hereof, an appropriate filing of a Notification Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (and, if available, shall seek “early termination” of the waiting period thereunder) and (ii) as promptly as practicable after the date hereof, such other filings and submissions as are necessary, if any, in other jurisdictions in order to comply with all applicable Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition (collectively with the HSR Act, “Antitrust Laws”) and any other applicable Laws. Subject to the Confidentiality Agreement and applicable Laws, the parties shall coordinate and cooperate with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Each of the Company and Purchaser shall use their respective Commercially Reasonable Efforts to take or cause to be taken all actions and do or cause to be done all things that are necessary, proper or advisable to obtain all consents and approvals required by such filings and submissions; provided, however, that in no event shall Purchaser and Merger Sub, or any of their respective Affiliates, be required to, and, without the prior written consent of Purchaser, the Company shall not, and shall cause its Subsidiaries not to, (i) commit to or effect (A) any hold separate, divesture or license of any portion of the business, products and/or assets, of Purchaser, the Acquired Companies or their respective Affiliates or (B) the entry or termination of any Contracts or business relationships or (ii) defend any suit or other Action threatened or instituted by, or initiate any suit or other Action against, any Governmental Authority or other Person challenging or threatening to challenge the validity or legality of, or seeking to restrain the consummation of, the transactions contemplated by this Agreement. Purchaser shall be responsible for all filing fees payable under the HSR Act or to any other Governmental Authority.

(b) In furtherance of Section 6.04(a), each of Purchaser, on the one hand, and the Company and the Securityholder Representative, on the other hand, shall, (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, (ii) to the extent permitted under applicable Law, promptly notify the other party of any written communication to such party or its Affiliates from any Governmental Authority and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any of the foregoing (and consider in good faith the views of such other party in connection therewith); (iii) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement unless such party consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iv) to the extent permitted under applicable Law, furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between such party, its Affiliates and each of their respective representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement. The Acquired Companies, on the one hand, and Purchaser, on the other hand, shall fully coordinate their efforts and cooperate with regard to any inquiries or requests by a Governmental Authority; provided, however, that Purchaser shall have the right to control, in consultation with the Securityholder Representative, and direct all interactions (including all correspondences, meetings, proposals and negotiations) with Governmental Authorities in connection with all notices, filings, approvals or clearances sought in connection with the transactions contemplated by this Agreement, including under the HSR Act and any other Antitrust Law.

(c) Purchaser shall not, and shall cause each of its Subsidiaries not to, enter into any transaction, or any Contract, with the intention to materially hinder or delay obtaining clearance under the HSR Act or any other Antitrust Law.

6.05 Exclusive Dealing. During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Company and each Executory Seller shall not, and shall direct and not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly: (a) solicit, initiate, facilitate, encourage or continue discussions or engage in negotiations with any Person, other than Purchaser or its Affiliates, relating to the possible direct or indirect acquisition of any Equity Interests or material assets of any Acquired Company (whether by way of merger, purchase of equity, purchase of assets or otherwise) (an “Acquisition Transaction”); (b) provide non-public information or documentation with respect to any Acquired Company to any Person, other than Purchaser, its Affiliates or their respective representatives, relating to an Acquisition Transaction, or otherwise knowingly cooperate with any third-party relating to an Acquisition Transaction; (c) enter into any letter of intent or agreement in principle or any agreement (whether or not binding) with any Person, other than Purchaser or its Affiliates with respect to an Acquisition Transaction.

Notwithstanding the foregoing, the Company may inform any third party that it is restricted from participating in discussions regarding an Acquisition Transaction. The Company shall, and shall direct its representatives to, immediately (i) cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes an Acquisition Transaction and (ii) use Commercially Reasonable Efforts to exercise contractual rights (if any) to cause the return or destruction of any confidential information of the Acquired Companies shared with any such Persons in connection therewith. In the event that any Acquired Company receives any offer or proposal relating to an Acquisition Transaction from a third party, the Company shall promptly notify Purchaser of such Acquisition Proposal. Notwithstanding anything to the contrary herein, the exercise of any Options by any Optionholder will in no event be deemed an Acquisition Transaction or otherwise be deemed to violate this Section 6.05.

6.06 Section 280G Matters. If any Person who is a “disqualified individual” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) with respect to the Acquired Companies would reasonably be expected to receive any payment(s) or benefit(s) that could constitute parachute payments under Section 280G of the Code in connection with the transactions contemplated by this Agreement as determined without taking into account any contracts or arrangements (including any equity or equity-based contracts or arrangements) entered into between Purchaser or one of its Affiliates and an employee or other service provider of any of the Acquired Companies unless any such contracts or arrangements were disclosed to the Acquired Companies at least 10 Business Days prior to the Closing Date, then: (a) the Acquired Companies will take Commercially Reasonable Efforts to obtain and deliver to Purchaser each of the waivers received from such “disqualified individual(s)” regarding the parachute payments (the “Parachute Payment Waivers”) as soon as practicable after the date hereof (but in no event later than the day immediately prior to the Closing Date); and (b) as soon as practicable following the delivery of the Parachute Payment Waivers (if any) to Purchaser (but in any event prior to Closing), the Acquired Companies will prepare and distribute to its or their (as appropriate) shareholders a disclosure statement describing the potential parachute payments and benefits that may be received by such disqualified individual(s) and will submit such statements to its shareholders for approval, in each case, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder, such that, if approved by the requisite number of the shareholders, such payments and benefits will not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “280G Vote”). Prior to Closing, if a 280G Vote is required, the Acquired Companies will deliver to Purchaser evidence (i) that the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the shareholder vote (the “Section 280G Approval”), or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” will not be made or provided. Notwithstanding the foregoing provisions of this Section 6.06, the Acquired Companies will have no obligation to compel any Person to execute a Parachute Payment Waiver and in no event will any Seller or any Acquired Company be considered in breach of this Section 6.06 if any such Person fails to execute a Parachute Payment Waiver or if the Section 280G Approval is not obtained. This Section 6.06 will not apply to (and compliance with this Section 6.06 will be determined as if there had not been entered into or implemented) any contracts or arrangements with Purchaser or any of its Affiliates unless such contracts or arrangements are provided to the Acquired Companies at least two (2) Business Days prior to the Closing Date. Purchaser will cooperate with the Acquired Companies in good faith to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated in any such contracts or arrangements that could constitute a “parachute payment” under Section 280G of the Code. At least one (1) Business Days before distributing any Parachute Payment Waivers and any materials to shareholders for the 280G Vote, the Acquired Companies shall deliver to Purchaser copies of all calculations and the materials to be distributed to disqualified individuals for Purchaser’s review and reasonable comment.

6.07 Notice of Certain Events.

(a) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall promptly notify Purchaser in writing of any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

(b) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Purchaser and Merger Sub, on the one hand, and the Company, on the other hand, shall promptly notify the other(s) in writing of:

(i) any Actions commenced or, to the knowledge of such party(ies), threatened against, relating to or involving or otherwise affecting such party(ies) that (A) relate to the transactions contemplated hereby or (B) would otherwise, or would be reasonably expected to, adversely affect or prevent, enjoin or delay such party’s or parties’ (as applicable) ability to consummate the Closing or perform its or their obligations hereunder if resolved in a manner adverse to such party(ies); and

(ii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.

6.08 Termination of Related Party Arrangements.

(a) Prior to the Closing, each of the Executory Sellers and the Company shall, and the Company shall cause each other Acquired Company to, (a) enter into a termination agreement, in substantially the form attached hereto as Exhibit K, terminating in full all Related Party Arrangements set forth on Schedule 3.27(b), and (b) pay, settle or discharge all account balances owed under any such Related Party Arrangement from any Acquired Company, Executory Seller or their respective Related Parties. The Company shall deliver to Purchaser written evidence of each such termination prior to Closing.

(b) Each Executory Seller agrees that, immediately prior to the Effective Time, the Stockholders Agreement of the Company, dated as of May 3, 2019, as amended, shall, solely with regard to such Executory Seller, be terminated and of no further force and effect, and neither the Company nor any such Executory Seller will have any rights or obligations thereunder, except that Section 11 of such Stockholder Agreement shall survive termination in accordance with its terms.

6.09 Stockholder Approval. Immediately following the execution and delivery of this Agreement, the Securityholder Representative shall deliver to Purchaser a duly executed counterpart of the Written Consent from each Executory Seller, which shall be in the form attached hereto as Exhibit I. To the extent required by the DGCL, the Company shall promptly (and in any event within five (5) Business Days) deliver to each Seller who has not approved this Agreement and the transactions contemplated hereby a notice of the approval (the “Stockholder Notice”) of the Merger and adoption of this Agreement by written consent of the Sellers pursuant to the applicable provisions of the DGCL, which Stockholder Notice shall constitute the notice to the Sellers required by applicable Law that appraisal rights may be available to the Sellers in accordance with the DGCL. The Stockholder Notice shall comply in all material respects with the DGCL and other applicable Law, and shall be sufficient in form and substance to start the 20-day period during which a stockholder must demand appraisal of such stockholder’s Shares as contemplated by Section 262(d)(2) of the DGCL. To the extent practicable, Purchaser shall be given a reasonable opportunity to review and comment on the Stockholder Notice and any amendment or supplement thereto before they are mailed to the applicable Sellers, and the Company shall consider in good faith all comments of Purchaser in connection therewith.

6.10 Resignation of Company Directors and Officers. To the extent requested in writing by Purchaser no less than five (5) Business Days prior to the Closing Date, the Company shall cause to be delivered to Purchaser prior to the Closing written resignations of each director and/or officer of the Acquired Companies (unless Purchaser requests that any such resignation not be delivered), which resignations shall be effective as of the Effective Time.

6.11 Data Room. Promptly (but no later than ten (10) Business Days) following the execution of this Agreement, the Company shall deliver, or cause to be delivered, to Purchaser, a USB, CD or DVDROM containing a complete copy of the electronic data room for Project Strong (the “Data Room”) reflecting the contents of the Data Room as of the execution of this Agreement. From and after the date hereof, the Company will not, and will cause its representatives not to, add any files to the Data Room without the prior written consent of Purchaser.

Article 7

COVENANTS OF PURCHASER

7.01 Access to Books and Records. From and after the Closing, Purchaser shall, and shall cause the Acquired Companies to, provide the Securityholder Representative and its representatives with reasonable access, for the purpose of examining and copying, at the Securityholder Representative’s expense, upon reasonable advance notice and during normal business hours, to the books and records of the Acquired Companies in Purchaser’s or such Acquired Companies’ possession with respect to periods or occurrences prior to or on the Closing Date, but, in each case, solely to the extent reasonably required by any Sellers in connection with any Tax audit or other Action by a Governmental Authority with respect to such Seller’s direct or indirect ownership of any Acquired Company or filing of such Seller’s Tax Returns, (y) necessary to comply with applicable Law, or (z) related to the defense of a claim made by a third Person (other than Purchaser or its Affiliates). Unless otherwise consented to in writing by the Securityholder Representative, until the seventh (7th) anniversary of the Closing Date, Purchaser shall not, and shall not permit any Acquired Company to, destroy, alter or otherwise dispose of any of the books and records of any Acquired Company for any period prior to the Closing Date without first giving reasonable prior notice to the Securityholder Representative and offering to surrender to the Securityholder Representative such books and records or any portion thereof which Purchaser or any Acquired Company may intend to destroy, alter or dispose of. Notwithstanding anything to the contrary in this Section 7.01, Purchaser’s obligation to provide the Securityholder Representative and its representatives access as contemplated under this Section 7.01 (i) shall not be required to occur in a manner that unreasonably interferes with the normal operations of any Acquired Company, (ii) shall occur in such a manner as Purchaser (and/or the Acquired Companies) reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, and (iii) shall not require Purchaser or any Acquired Company to provide access to, or to disclose any information to, the Securityholder Representative or any of its representatives if such access or disclosure (A) would be used by the Securityholder Representative or any of its representatives to prepare for or initiate, or otherwise in connection with, any actual or potential Action related to disputes with Purchaser, the Acquired Companies and/or this Agreement, the Related Documents or any of the transactions contemplated hereby or thereby, (B) would waive any legal privilege, as determined in good faith by Purchaser after consultation with counsel, or (C) would be in violation of any applicable Law as determined in good faith by Purchaser after consultation with counsel; provided that prior to withholding any access or information pursuant to the foregoing, Purchaser shall notify the Securityholder Representative in writing of the nature of the information being withheld and take any actions as may reasonably be requested by the Securityholder Representative to implement alternate arrangements in order to allow the Securityholder Representative such access or information to the extent reasonably practicable under the circumstances.

7.02 Director and Officer Liability and Indemnification.

(a) For a period of six (6) years after the Closing, Purchaser shall not, and shall not permit any Acquired Company to, amend, repeal or otherwise modify any provision in such Acquired Company’s certificate of incorporation, bylaws, certificate of formation or limited liability company agreement (or equivalent governing document) relating to the exculpation or indemnification of any current or former managers, directors or officers of each Acquired Company (each such individual, a “D&O Indemnitee”) in any respect that would adversely affect the rights of the D&O Indemnitees with respect to acts or omissions occurring on or prior to the Closing Date, in each case, except as required by applicable Law.

(b) In addition to the other rights provided for in this Section 7.02, and not in limitation thereof, for a period of six (6) years from and after the Closing, Purchaser shall, to the fullest extent permitted by applicable Law, cause each Acquired Company to: (i) indemnify and hold harmless (and release from any liability to Purchaser or any Acquired Company) each D&O Indemnitee against all D&O Expenses and all losses, liabilities, damages, expenses, claims, judgments or amounts paid in settlement (collectively, “D&O Costs”) in respect of any threatened, pending or completed claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, based on, arising out of or relating to the fact that such D&O Indemnitee is or was a manager, director or officer of any Acquired Company and arising out of acts or omissions occurring at or prior to the Closing (each, a “D&O Indemnifiable Claim”); and (ii) advance to each D&O Indemnitee all D&O Expenses incurred by such D&O Indemnitee (including in circumstances where the applicable Acquired Company has assumed the defense of such claim). Any D&O Indemnifiable Claim shall continue until such D&O Indemnifiable Claim is disposed of or all Orders in connection with such D&O Indemnifiable Claim are fully satisfied. For purposes of this Section 7.02(b), “D&O Expenses” means attorneys’ fees and all other costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any D&O Indemnifiable Claim, but shall exclude losses, liabilities, damages, expenses, judgments and amounts paid in settlement (which items are included in the definition of D&O Costs).

(c) At the Closing, Purchaser shall, or shall cause the Acquired Companies to (for the avoidance of doubt, the cost of which shall be deemed a Transaction Expense), obtain, maintain and fully pay for an irrevocable extended reporting period (i.e., “tail” coverage) on the Acquired Companies existing D&O insurance policies covering the D&O Indemnitees with a claims period of at least six (6) years from the Closing Date. Purchaser shall not, and shall cause the Acquired Companies not to, cancel or change the extended reporting period coverage in a manner adverse to the D&O Indemnitees.

(d) In the event that Purchaser, any Acquired Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, Purchaser shall cause the successors and assigns of Purchaser or such entity, as the case may be, to assume the obligations set forth in this Section 7.02.

(e) Purchaser hereby acknowledges (on behalf of itself and its Subsidiaries) that the D&O Indemnitees may have certain rights to indemnification, advancement of expenses or insurance provided by current equityholders, members or other Affiliates of the Securityholder Group (“Indemnitee Affiliates”) which are separate from the indemnification obligations of Purchaser and the Acquired Companies hereunder. The parties hereto hereby agree that (i) the Acquired Companies are the indemnitor of first resort (i.e., their obligations to the D&O Indemnitees are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the D&O Indemnitees are secondary), (ii) the Acquired Companies shall be required to advance the full amount of expenses incurred by the D&O Indemnitees and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted, without regard to any rights the D&O Indemnitees may have against any Indemnitee Affiliate, and (iii) the parties hereto (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof. The indemnification obligations provided under this Section 7.02 are primary and the D&O Indemnitees shall not be obligated to pursue claims that exist under any other agreement or document which may provide such D&O Indemnitee with any rights of indemnification or exculpation.

(f) The D&O Indemnitees are express and intended third-party beneficiaries of the provisions of this Section 7.02 and shall be entitled to independently enforce the terms hereof as if they were each a party to this Agreement.

7.03 Employee Matters. For a period of ninety (90) days after the Closing Date, Purchaser shall not, and shall not allow any Acquired Company to, terminate employees of any of the Acquired Companies in violation of the WARN Act Laws. Purchaser shall cause the Acquired Companies to comply with any and all applicable notice or filing requirements under the WARN Act Laws for the ninety (90) days following the Closing. Purchaser shall be solely responsible for any obligations arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulations Section 54.4980B-9. Nothing in this Section 7.03 shall give any Person other than the parties to this Agreement, including any employees of the Acquired Companies, any right to enforce the provisions of this Section 7.03 as a third-party beneficiary.

Article 8

TERMINATION

8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Purchaser and the Securityholder Representative;

(b) by Purchaser, by written notice to the Securityholder Representative, if there has been a violation or breach by the Company or Executory Sellers of any covenant, representation or warranty contained in this Agreement that would give rise to a failure of a condition set forth in Section 2.03(a), Section 2.03(b) or Section 2.03(c) if the Closing were to then otherwise occur and such violation or breach has not been waived by Purchaser or, if capable of being cured, has not been cured by the Company or Executory Sellers within thirty (30) calendar days following receipt of written notice from Purchaser (or, if earlier, the End Date) stating (i) Purchaser’s intention to terminate this Agreement pursuant to this Section 8.01(b), and (ii) the basis for such termination; provided that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to Purchaser at any time that Purchaser has violated, or is in breach of, any covenant, representation or warranty hereunder that would give rise to the failure of a condition set forth in Section 2.04(a) or Section 2.04(b) (and such violation or breach has not been cured or waived by the Company or the Securityholder Representative);

(c) by the Securityholder Representative, by written notice to Purchaser, if there has been a violation or breach by Purchaser or Merger Sub of any covenant, representation or warranty contained in this Agreement that would give rise to the failure of a condition set forth in Section 2.04(a) or Section 2.04(b) if the Closing were to then otherwise occur and such violation or breach has not been waived by the Securityholder Representative or, if capable of being cured, has not been cured by Purchaser or Merger Sub, as applicable, within thirty (30) calendar days following receipt of written notice from the Securityholder Representative (or if earlier, the End Date) stating (i) the Securityholder Representative’s intention to terminate this Agreement pursuant to this Section 8.01(c), and (ii) the basis for such termination (provided that neither a breach by Purchaser or Merger Sub of Section 4.06 nor the failure to deliver the payments required under Section 2.02(a) at the Closing as required hereunder shall be subject to cure hereunder); provided that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to the Securityholder Representative at any time that the Company or Executory Sellers have violated, or is in breach of, any covenant, representation or warranty hereunder that would give rise to the failure of a condition set forth in Section 2.03(a), Section 2.03(b) or Section 2.03(c) (and such violation or breach has not been cured or waived by Purchaser);

(d) by Purchaser, by written notice to the Securityholder Representative, if the transactions contemplated by this Agreement have not been consummated on or before March 1, 2024 (as such date may be extended pursuant to this Section 8.01(d), the “End Date”, provided that the End Date will automatically be deemed to mean April 1, 2024 if the applicable waiting period under the HSR Act shall not have expired or been terminated prior to March 1, 2024); provided that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 8.01(d) if Purchaser’s violation or breach of this Agreement has been the primary cause of the failure of the consummation of the transactions contemplated hereby by such date;

(e) by the Securityholder Representative, by written notice to Purchaser, if the transactions contemplated by this Agreement have not been consummated on or before the End Date; provided that the Securityholder Representative shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if the Company’s or Executory Sellers’ violation or breach of this Agreement has been the primary cause of the failure of the consummation of the transactions contemplated hereby by such date;

(f) by Purchaser or the Securityholder Representative by delivering written notice to the other if any Governmental Authority issues an Order permanently enjoining, restraining or otherwise permanently prohibiting the transactions contemplated by this Agreement and such Order shall have become final and non-appealable; or

(g) by Purchaser if a valid and effective Written Consent from the Executory Sellers evidencing the Required Stockholder Approval is not executed and delivered to Purchaser within twenty-four (24) hours following the execution and delivery of this Agreement.

8.02 Effect of Termination.

(a) In the event of any valid termination of this Agreement by Purchaser or the Securityholder Representative as provided in Section 8.01, (i) this Agreement shall forthwith become void and of no further force or effect (except that this Section 8.02, Section 6.02(a) (solely with respect to Purchaser’s indemnity therein), Section 9.05, Section 9.07, Section 9.08, Article 11 and Article 12 shall survive the termination of this Agreement and shall be enforceable by the parties hereto), and (ii) there shall be no liability or obligation on the part of Purchaser, Merger Sub, the Company, Sellers or the Securityholder Representative to any party hereto with respect to this Agreement; provided that, notwithstanding clause (ii) of this Section 8.02(a), liability may exist for breach of, or otherwise with respect to, the provisions of this Agreement specified in the parenthetical contained in clause (i) of this Section 8.02(a); provided, further, that no termination of this Agreement shall release, or be construed as releasing, any party from any liability to any other party for a willful and knowing breach which may have arisen under this Agreement prior to termination. For the avoidance of doubt, the failure to deliver the payments required under Section 2.02(a) at the Closing as required hereunder or the failure by Purchaser or Merger Sub to consummate the transactions contemplated by this Agreement if they are obligated to do so hereunder will be considered a willful and knowing breach of this Agreement.

(b) Notwithstanding this Section 8.02 or anything else in this Agreement to the contrary, but subject to compliance in all material respects by the Company and the Executory Sellers with Section 6.02, Purchaser and Merger Sub affirm that it is not a condition to the Closing or to any of their respective obligations under this Agreement that Purchaser or Merger Sub obtain financing for or related to any of the transactions contemplated by this Agreement.

Article 9

ADDITIONAL COVENANTS

9.01 Tax Matters. The provisions of this Section 9.01 shall govern the allocation of responsibility as between Purchaser and the Acquired Companies, on the one hand, and the Securityholder Representative, on the other hand, for certain Tax matters following the Closing:

(a) Tax Year-End and Allocation. The parties hereto agree that (i) the Transaction Tax Deductions shall be reported in the Acquired Companies’ Pre-Closing Tax Period to the maximum extent allowable under applicable Law (determined at a “more likely than not” or higher level of comfort) and (ii) the taxable period of the Acquired Companies shall end at 11:59 p.m. on the Closing Date for U.S. federal Income Tax purposes (and Purchaser shall make any election to include the Acquired Companies in an Affiliated Group filing a consolidated U.S. federal Income Tax Return as may be necessary to cause such taxable period to end at the close of business on the Closing Date) and, to the extent permissible under applicable Laws, state and local Income Tax purposes. Without limiting the generality of the foregoing, no “ratable allocation election” shall be made with respect to the Closing pursuant to Section 1.1502-76(b)(2)(ii)(D) of the Treasury Regulations or any analogous provision under applicable state, local or foreign Laws. The parties hereto agree that an election will be made to treat 70% of any success-based fees (including the fees payable to William Blair & Company, L.L.C.) payable by an Acquired Company in connection with the Merger as an amount that does not facilitate the transaction, pursuant to Revenue Procedure 2011-29, 2011-18 IRB. For purposes of the determination of the Income Tax Amount to be included in Closing Indebtedness, the Acquired Companies shall be deemed to include, on the Closing Date, any amounts required to be included under Section 951(a) or section 951A of the Code with respect to the U.K. Subsidiary based on the following assumptions: (i) the tax period of the U.K. Subsidiary that includes the Closing Date shall be deemed to end on the Closing Date, and (ii) the tax items of the U.K. Subsidiary allocable to the portion of such tax period that ends on the Closing Date shall be determined based on an interim closing of the books at the end of the day on the Closing Date.

(b) Responsibility for Filing Tax Returns. Purchaser shall prepare and file or cause to be prepared and filed, all federal, state, local and non-U.S. Tax Returns of the Acquired Companies for all periods ending prior to or including the Closing Date, the due date of which is on or after the Closing Date (in each case, to the extent not already filed prior thereto); provided that, with respect to any such Tax Return that is filed prior to such time as the Final Closing Statement is finalized under Section 1.05, (a) Purchaser will prepare such Tax Return in a manner consistent with the past custom and practice of the Acquired Companies, except as otherwise required by applicable Law, and (b) prior to filing any such Tax Return, Purchaser will permit the Securityholder Representative to review and comment on such Tax Return, and will consider any such comments in good faith.

(c) Books and Records; Cooperation. The Securityholder Representative shall provide Purchaser with such assistance as may be reasonably requested in connection with the preparation, review, filing or execution of any Tax Return or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to the Acquired Companies for a Pre-Closing Tax Period. Purchaser shall provide Securityholder Representative with such assistance as may be reasonably requested in connection with the preparation, review, filing or execution of any Tax Return or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to the Sellers for a Pre-Closing Tax Period.

(d) Transfer Taxes. Securityholders, on the one hand, and Purchaser, on the other hand, shall each pay (in the case of Securityholders, as a Transaction Expense) 50% of any stamp Tax, stock or other transfer Tax, or other similar Tax imposed on the sale and transfer of the Acquired Companies as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties, interest or additions to Tax with respect to the Transfer Taxes. Purchaser shall prepare any Tax Returns in respect of Transfer Taxes and the Securityholder Representative agrees to cooperate with Purchaser in the filing of any Tax Returns with respect to the Transfer Taxes, including promptly supplying any information in the Securityholder Representative’s possession that is reasonably necessary to complete such Tax Returns.

(e) No Section 338 or Section 336 Election. Purchaser shall not make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local or non-U.S. Law) with respect to the acquisition of the Company.

(f) Straddle Period Allocation. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes attributable to a Straddle Period, the amount of any Taxes based on or measured by income, sales, payroll or receipts of the Acquired Companies for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the end of the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which any Acquired Company holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of the Acquired Companies for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period; provided, however, that for purposes of such allocation, transactions occurring or actions taken on the Closing Date but after the Closing by Purchaser or by, or with respect to, any Acquired Company that are outside the ordinary course of business and not expressly contemplated by this Agreement shall be treated as occurring after the Closing Date.

(g) Tax Refunds. Any refunds or credits, or rights to refunds or credits, attributable to Taxes of an Acquired Company, with respect to any taxable period, shall be the sole property of the Purchaser Group.

(h) Amendments, Elections, and Actions with Respect to Pre-Closing Tax Periods. Until such time as the Final Closing Statement is finalized under Section 1.05, without the prior written consent of the Securityholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not permit any Acquired Company, to take any of the following actions: (i) amend any Tax Return of an Acquired Company relating to a Pre-Closing Tax Period, (ii) agree to waive or extend the statute of limitations relating to any Taxes of any Acquired Company for any Pre-Closing Tax Period, (iii) make or change any election with respect to, or that has any retroactive effect on, any Pre-Closing Tax Period of any Acquired Company or (iv) voluntarily approach (including starting any voluntary disclosure agreement or similar process) any taxing authority with respect to any Pre-Closing Tax Period of any Acquired Company or Taxes of any Acquired Company attributable to a Pre-Closing Tax Period.

9.02 Other Agreements.

(a) Subject to the terms of this Agreement (including the limitations set forth in Section 6.02(a) and this Section 9.02), each of the parties hereto shall use its reasonable best efforts to cause the conditions to the obligations of the other parties hereto to consummate the transactions contemplated by this Agreement to be satisfied and for the Closing to occur as promptly as practicable, and no party hereto shall take any action designed to prevent, impede or delay the Closing. Without limiting the generality of the foregoing, for purposes of this Section 9.02, Purchaser shall not, and shall not permit any of their Affiliates to, take any action that is reasonably likely to prevent or delay the consummation of the transactions contemplated by this Agreement.

(b) Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary or advisable to arrange and consummate the Debt Financing on the terms and conditions described by the Debt Commitment Letter (subject to any “flex” provisions contained therein or in any fee letter executed in connection therewith) on or prior to the date on which the Closing is required to occur pursuant to Article 2, including using reasonable best efforts to maintain in effect the Debt Commitment Letter, provided that Purchaser may (i) amend, replace, supplement or modify the Debt Commitment Letter in any manner so long as such amendment, replacement, supplement or modification would not impose new or additional conditions or adversely affect in any material respect the (A) amount of the Debt Financing to an amount that would be less than an amount that would be required, when added to the available cash of Purchaser and any portion of the remaining Debt Financing contemplated by the Debt Commitment Letter, if any, and any other sources available to Purchaser, to fund the Closing Date Merger Consideration or (B) conditionality, enforceability, termination or availability of the Debt Financing (an “Adverse Effect on Financing”), or (ii) elect to replace all or any portion of the Debt Financing with alternative debt financing (the “Replacement Debt Financing”), in each case, so long as Purchaser obtains one or more new financial commitment letters with respect to such Replacement Debt Financing (“Replacement Debt Commitment”) and such Replacement Debt Financing shall not have an Adverse Effect on Financing. In the event any portion of the Debt Financing or any Replacement Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter or any Replacement Debt Commitments or, in each case, any fee letter executed in connection therewith, Purchaser shall promptly notify the Company and, as promptly as reasonably practicable following the occurrence of such event, Purchaser shall use reasonable best efforts to arrange to obtain alternative financing (the “Alternative Debt Financing”) and obtain one or more new financial commitment letters with respect to such Alternative Financing (each an “Alternative Financing Commitment”), including from alternative sources, in an amount, when added with Purchaser’s existing cash on hand, sufficient to consummate the transactions hereunder, which Alternative Debt Financing and Alternative Financing Commitment would not have an Adverse Effect on Financing. Upon any replacement, amendment, supplement or modification of the Debt Commitment Letter made in compliance with this Section 9.02(b), Purchaser shall promptly provide a copy thereof to the Company and the term “Debt Commitment Letter” shall mean the Debt Commitment Letter, Replacement Debt Commitment or Alternative Financing Commitment, as so amended, replaced, supplemented or modified, and any reference in this Agreement to “Debt Financing” shall mean Replacement Debt Financing or Alternative Debt Financing, as applicable.

9.03 Survival; Certain Waivers.

(a) Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) of the parties contained herein or any other document contemplated hereby, or in any Related Document or any certificate delivered hereunder or thereunder, shall terminate at, and shall not survive, the Closing. Each covenant and agreement requiring performance at or after the Closing will, in each case, expressly survive the Closing in accordance with its terms or if no term is specified, then for twenty (20) years following the Closing Date. Nothing herein will be deemed to limit any claims for Fraud.

(b) Following the Closing, except (i) for the right to seek specific performance specifically set forth in Section 12.16, (ii) as provided in Section 8.02(a), and (iii) for claims of Fraud, the Representation and Warranty Policy shall be the sole and exclusive source of recovery under this Agreement with respect to any breach or alleged breach of any representation or warranty of the Company or any Executory Seller contained in this Agreement or any Related Document or any certificate delivered hereunder or thereunder. Except in the case of Fraud, in no event will any member of the Purchaser Group be entitled to make a claim for indemnification against, seek to recover from, or have any right to recover directly from the Securityholder Representative or any Securityholder for any loss under this Agreement or for any breach or alleged breach of any representation or warranty of the Company or any Executory Seller contained in this Agreement or any Related Document or any certificate delivered hereunder or thereunder.

(c) Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that the agreements contained in this Section 9.03 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for twenty (20) years and will not be subject to any of the survival or exclusive remedy provisions of this Section 9.03, and (ii) are an integral part of the transactions contemplated by this Agreement, and that, without the agreements set forth in this Section 9.03, Executory Sellers and the Company would not enter into this Agreement.

9.04 Acknowledgment.

(a) Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that it has conducted an independent investigation of the business, financial condition, results of operations, assets, liabilities, properties and projected operations of the Acquired Companies, and, in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied solely on the results of its own independent investigation and verification and the representations and warranties of Executory Sellers expressly and specifically set forth in Article 3 and Article 5, in each case, as qualified by the Disclosure Schedules, and the representations and warranties of any Acquired Company or any Securityholder expressly and specifically set forth in any Related Document or any certificate delivered hereunder or thereunder. The representations and warranties of Executory Sellers expressly and specifically set forth in Article 3 and Article 5 and the representations and warranties of any Acquired Company or any Securityholder expressly and specifically set forth in any Related Document or any certificate delivered hereunder or thereunder constitute the sole and exclusive representations, warranties and statements of any kind of the Acquired Companies or the Securityholders to Purchaser in connection with the transactions contemplated hereby, and Purchaser understands, acknowledges and agrees that all other representations, warranties and statements of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Acquired Companies, or the quality, quantity or condition of the Acquired Companies’ assets) are specifically disclaimed by the Acquired Companies and the Securityholders. Except for the representations and warranties of Executory Sellers expressly and specifically set forth in Article 3 and Article 5 and the representations and warranties of any Acquired Company and/or the Securityholders expressly and specifically set forth in any Related Document or any certificate delivered hereunder or thereunder, none of the Acquired Companies or the Securityholders makes or provides, and Purchaser hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of the Acquired Companies’ assets or any part thereof.

(b) Except for the representations and warranties of Executory Sellers expressly and specifically set forth in Article 3 and Article 5 and the representations and warranties of any Acquired Company and/or the Securityholders expressly and specifically set forth in any certificate delivered pursuant to Section 2.02(f)(i), and except in the case of Fraud, none of the Acquired Companies or the Securityholders, nor any officer, director, manager, employee or agent of any of the foregoing, whether in an individual or corporate capacity, will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from (nor shall Purchaser have any claim with respect to) the distribution to Purchaser, or Purchaser’s use of, or reliance on, any information, documents or other material made available to Purchaser in certain “data rooms,” confidential information memoranda or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise.

(c) In connection with the investigation by Purchaser of the Acquired Companies, Purchaser has received or may receive from the Acquired Companies certain projections, forward-looking statements and other forecasts and certain business plan information. Purchaser acknowledges that neither the Acquired Companies or any Seller, nor any equityholder, officer, director, manager, employee or agent of any of the foregoing, whether in an individual, corporate or any other capacity, makes any representation, warranty or other statement with respect to, and Purchaser is not relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

9.05 Confidentiality. Purchaser acknowledges that it remains bound by the confidentiality agreement, dated August 8, 2023, by and between William Blair & Company, L.L.C. (on behalf of the Acquired Companies) and Purchaser (the “Confidentiality Agreement”).

9.06 Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

9.07 Provision Respecting Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, that Honigman LLP (“Honigman”) may serve as counsel to each and any member of the Securityholder Group in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Honigman (or any successor law firm) may serve as counsel to any Securityholder or any director, manager, member, partner, officer, employee or Affiliate of any Securityholder, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to and waive any conflict of interest arising from such representation. Purchaser further agrees, on its own behalf and on behalf of its Affiliates, including the Securityholder Group following the Closing, that in the event the Securityholder Representative assumes the defense of a third-party claim brought against a member of the Securityholder Group in accordance with this Agreement, notwithstanding the fact that Honigman may be representing a member of the Securityholder Group in connection with such third-party claim, Purchaser waives any claim of conflict of interest with respect to Honigman’s representation of the Securityholder Group in connection with any dispute between Purchaser and the Securityholder Group, including in connection with disputes under this Agreement, other than any dispute related to the specific third-party claim itself. Each of the parties to this Agreement hereby irrevocably acknowledges and agrees that all communications prior to the Closing between any Acquired Company and the Securityholders or any other member of the Securityholder Group, on the one hand, and their external legal counsel, including Honigman, on the other hand, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Acquired Companies and the Securityholder Group and such counsel (collectively, the “Privileged Communications”) and thereby property of the Securityholders, and from and after the Closing none of Purchaser, any Acquired Company or any Person purporting to act on behalf of or through Purchaser or any Acquired Company will seek to obtain or otherwise access such communications, whether by seeking a waiver of the attorney-client privilege or through any other means. As to any such Privileged Communications prior to the Closing Date, Purchaser and the Acquired Companies, together with any of their respective Affiliates, Subsidiaries, successors or assigns, further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties thereto after the Closing.

9.08 Press Releases and Communications. The parties hereto will, and will cause each of their Affiliates to, and will direct each of their respective representatives to, maintain the confidentiality of this Agreement in accordance with Section 9.05 and will not issue, or cause the publication of, any public release or announcement concerning the transactions contemplated by this Agreement without the prior written consent of both Purchaser and the Securityholder Representative (such consent shall not be unreasonably withheld, conditioned or delayed; provided, that no party hereto shall be required to consent to any public release or announcement that contains the financial terms of the transactions contemplated hereby or any financial information of any party hereto except as contemplated by the following sentence). Notwithstanding the foregoing, (a) the foregoing shall not restrict or prohibit any of the parties hereto from making any release or announcement required by applicable Law or the rules or regulations of any securities exchange without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), (b) the foregoing shall not restrict or prohibit any Acquired Company from making any announcement to its employees, customers and other business relationships to the extent it determines in good faith that such announcement is necessary or advisable so long as any such announcement does not contain the financial terms of the transactions contemplated hereby or any financial information of any party hereto, and (c) any party hereto or any such party’s Affiliate, in each case, that is an investment fund may disclose the terms of the transactions contemplated hereby and this Agreement to its Affiliates and any current or potential investor in such party’s fund(s) in connection with fundraising, marketing, informational or reporting activities or otherwise in the ordinary course of such party’s business. Each party hereto shall be responsible for any breach of this Section 9.08 by one or more of its Affiliates.

9.09 Release. Effective as of the Closing, except for (i) claims of Fraud, (ii) claims with respect to any covenants or agreements that survive the Closing pursuant to this Agreement, (iii) express rights pursuant to this Agreement and any Related Documents, (iv) any claims against any Person in such Person’s capacity as an employee of any Acquired Company, or (v) claims or rights with respect to any of the Related Party Arrangements not terminated at the Closing as provided in Section 6.08, Purchaser and its Affiliates and Subsidiaries (including, following the Closing, the Acquired Companies), and their respective successors and assigns, hereby fully and unconditionally release, acquit and forever discharge the current and former managers and directors of the Acquired Companies, the Securityholders (solely in their capacity as equityholders of the Company) and their respective Affiliates (in each case, excluding the Acquired Companies), and each of their and their respective Affiliates’ former, current and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) from any and all manner of Actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether at Law or in equity, arising out of or relating to or accruing from their relationship with the Acquired Companies prior to the Closing.

9.10 Representation and Warranty Policy. Neither Purchaser nor any of its Affiliates shall amend, waive or otherwise modify the Representation and Warranty Policy in any manner without the prior written consent of the Securityholder Representative that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any claim, action or proceeding against any Securityholder or any of their Affiliates or any past, present or future director, manager, officer, employee or advisor of any of the foregoing based upon, arising out of or related to this Agreement or any Related Document, except as expressly set forth in the Representation and Warranty Policy on the date hereof with respect to claims for Fraud. Prior to the execution of this Agreement, Purchaser has provided the Securityholder Representative with a true, complete and correct copy of the Representation and Warranty Policy, and prior to the Closing, Purchaser will provide the Securityholder Representative with a bound copy of such Representation and Warranty Policy.

Article 10

SECURITYHOLDER REPRESENTATIVE

10.01 Authorization of the Securityholder Representative.

(a) Each Seller, by executing this Agreement or a Letter of Transmittal, and each Optionholder, by executing an Option Surrender Agreement, as applicable, makes, constitutes, appoints, authorizes, directs and empowers the Securityholder Representative as such Person’s true, lawful and exclusive attorney-in-fact for and in such Person’s name, place and stead and for its use and benefit, to prepare, execute, certify, acknowledge, swear to, file, deliver or record any and all agreements, instruments or other documents, and to take any and all actions, that are within the scope and authority of the Securityholder Representative provided for in this Section 10.01. The grant of authority provided for in this Section 10.01 is coupled with an interest and is being granted, in part, as an inducement to the parties hereto to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto.

(b) Each Seller, by executing this Agreement or a Letter of Transmittal, and each Optionholder, by executing an Option Surrender Agreement, as applicable, shall be deemed to have irrevocably agreed to appoint the Securityholder Representative as its sole agent and attorney-in-fact for and on behalf of the Securityholders in connection with, and to facilitate the consummation of the transactions contemplated by, this Agreement and the Related Documents, for the purposes and with the powers and authority hereinafter set forth in this Article 10, which shall include the full and exclusive power and authority:

(i) to give and receive notices hereunder;

(ii) to execute and deliver this Agreement and any Related Documents (with such modifications or amendments therein as the Securityholder Representative, in its sole discretion, may determine to be desirable) and to agree to such amendments or modifications thereto as the Securityholder Representative, in its sole discretion, determines to be necessary, desirable or appropriate;

(iii) to execute and deliver such waivers and consents in connection with this Agreement and any Related Documents and the consummation of the Closing as the Securityholder Representative, in its sole discretion, may deem necessary, desirable or appropriate;

(iv) to satisfy costs, expenses and/or liabilities of the Securityholder Representative in connection with matters related to this Agreement and/or the Related Documents and/or the Closing (including, without limitation, the use of the Representative Expense Amount in connection therewith, with any balance of the Representative Expense Amount not used for such purposes to be disbursed and paid to each Securityholder in accordance with such Securityholder’s Post-Closing Percentage Interest, less applicable withholding Taxes, at such time as the Securityholder Representative determines in its sole discretion that no further such costs, expenses and/or liabilities will become due and payable);

(v) to collect and receive all moneys and other proceeds and property payable to the Securityholders as described herein, and, net of any out-of-pocket expenses incurred by the Securityholder Representative, the Securityholder Representative will disburse and pay the applicable portions thereof to each Securityholder in accordance with such Securityholder’s Post-Closing Percentage Interest, less applicable withholding Taxes at such time as the Securityholder Representative determines in its reasonable discretion;

(vi) to exclusively enforce and protect, in its capacity as the exclusive Securityholder Representative, the rights and interests of the Securityholders and to enforce and protect the rights and interests of the Securityholders and the Securityholder Representative arising out of or under or in any manner relating to this Agreement, each Related Document and each other agreement, document, instrument or certificate referred to herein or therein or the Closing, and to take any and all actions which the Securityholder Representative believes are necessary, desirable or appropriate under and/or in connection with this Agreement, each Related Document and each such other agreement, document, instrument or certificate for and on behalf of the Securityholders, including asserting or pursuing any claim, action, proceeding or investigation (a “Claim”) against Purchaser, defending any third-party Claims or Claims by Purchaser or their Affiliates, consenting to, compromising or settling any such Claims, conducting negotiations with Purchaser and its respective representatives regarding such Claims, and, in connection therewith, to: (A) assert any claim or institute any proceeding or investigation, and receive process on behalf of any or all of the Securityholders in any such claim, proceeding or investigation and compromise or settle on such terms as the Securityholder Representative will determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, proceeding or investigation; (B) investigate, defend, contest or litigate any claim, proceeding or investigation initiated by Purchaser or any other Person, or by any federal, state, local or foreign Governmental Authority against the Securityholder Representative and/or any Securityholder and receive process on behalf of any or all of the Securityholders in any such claim, proceeding or investigation and compromise or settle on such terms as the Securityholder Representative will determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, proceeding or investigation; (C) file any proofs of debt, claims and petitions as the Securityholder Representative may deem necessary, desirable or appropriate; and (D) file and prosecute appeals from any decision, judgment or award rendered in any such claim, proceeding or investigation, it being understood that the Securityholder Representative will not have any obligation to take any such actions, and will not have any liability for any failure to take any such actions, except for any failure that is proven and adjudicated to constitute willful misconduct by the Securityholder Representative in connection with the performance of its obligations hereunder;

(vii) to refrain from enforcing any right of any Securityholder and/or the Securityholder Representative arising out of or under or in any manner relating to this Agreement, any Related Document or any other agreement, instrument or document in connection with the foregoing; provided, however, that no such failure to act on the part of the Securityholder Representative, except as otherwise provided in this Agreement or any Related Document, will be deemed a waiver of any such right or interest by the Securityholder Representative or by such Securityholder unless such waiver is in writing signed by the waiving party or by the Securityholder Representative; and

(viii) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Securityholder Representative, in its sole and absolute discretion, may consider necessary, desirable, appropriate or convenient in connection with or to carry out the Closing, this Agreement, any Related Document and all other agreements, documents, instruments and certificates referred to herein or therein or executed in connection herewith or therewith.

(c) The Securityholder Representative will not be entitled to any fee, commission or other compensation for the performance of its services hereunder, but will be entitled to the payment of all its costs and expenses incurred as the Securityholder Representative. In connection with this Agreement, any Related Document and any instrument, agreement or document relating hereto or thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Securityholder Representative hereunder, (i) the Securityholder Representative will incur no responsibility whatsoever to any Securityholder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with any Related Document or any such other agreement, instrument or document, excepting only responsibility for any act or failure to act that is proven and adjudicated to constitute willful misconduct by the Securityholder Representative in connection with the performance of its obligations hereunder, and (ii) the Securityholder Representative will be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Securityholder Representative pursuant to such advice will in no event subject the Securityholder Representative to liability to any Securityholder. Each Securityholder will indemnify, severally in accordance with such Securityholder’s Post-Closing Percentage Interest, the Securityholder Representative against all losses, damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against them, of any nature whatsoever (including any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any claim, investigation or proceeding or in connection with any appeal thereof, relating to the acts or omissions of the Securityholder Representative hereunder, or otherwise in its capacity as the Securityholder Representative. The foregoing indemnification will not apply to the extent such acts or omissions are proven and adjudicated to constitute willful misconduct by the Securityholder Representative in connection with the performance of its obligations hereunder. In the event of any indemnification hereunder, upon written notice from the Securityholder Representative to the Securityholders as to the existence of a deficiency toward the payment of any such indemnification amount, each Securityholder will promptly pay the Securityholder Representative in full his, her or its ratable share of the amount of such deficiency, in accordance with such Securityholder’s Post-Closing Percentage Interest.

(d) All of the indemnities, immunities and powers granted to the Securityholder Representative under this Agreement will survive the Closing Date and/or any termination of this Agreement and/or any Related Document.

(e) Purchaser (and each Acquired Company following Closing) will have the right to rely upon (without limitation or qualification) all actions, decisions, consents, waivers or instructions taken or omitted to be taken by the Securityholder Representative as being the action, decision, consent, waiver or instruction of each Securityholder without any further investigation or inquiry, all of which actions, decisions, consents, waivers or instructions taken or omitted to be taken will constitute a decision of all Securityholders and be legally binding and conclusive upon the Securityholders. For any Action arising under this Agreement or any Related Document, each Securityholder may be served legal process by registered mail to the address set forth in Section 12.02 for the Securityholder Representative (or any alternative address designated to the parties in writing by Securityholder Representative).

10.02 Representative Expense Amount.

(a) From and after the Closing, the Representative Expense Amount shall be held by the Securityholder Representative in the Representative Expense Account for the benefit of the Securityholders for reimbursements payable to the Securityholder Representative under this Article 10, or, as provided below, the payment of fees, commissions or other compensation to the Securityholder Representative; provided, that such reimbursements payable to the Securityholder Representative are pursuant to fees, commissions or other compensation borne by all of the Securityholders and are not the fees, commissions or other compensation of any particular Securityholder in his, her or its individual capacity.

(b) Following the date on which the Securityholder Representative has determined (in its sole discretion) that it is appropriate to release such funds, the Securityholder Representative shall pay the then-remaining amount of the Representative Expense Amount, if any, to the Securityholders in accordance with Section 1.03(c).

10.03 Securityholder Representative. The parties hereto acknowledge and agree that Signature CR Holdco, LLC (in its capacity as the Securityholder Representative) is a party to this Agreement in its capacity as such solely to perform certain administrative functions in connection with the transactions contemplated hereby. Accordingly, the Securityholders acknowledge and agree that the Securityholder Representative will have no liability to, and will not be liable for any losses of, any Securityholder in connection with any actions, omissions or obligations of the Securityholder Representative under this Agreement or the Related Documents or otherwise in respect of this Agreement or the Closing, except as may be otherwise expressly set forth herein or to the extent such losses are proven and adjudicated to be the direct result of willful misconduct by the Securityholder Representative in connection with the performance of its obligations hereunder.

Article 11

DEFINITIONS

11.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Accounting Principles” means the accounting principles and methodologies set forth on Exhibit C attached hereto.

“ACH” means Automated Clearing House.

“Acquired Companies” means, collectively, the Company and its Subsidiaries.

“Acquired Companies’ Knowledge” means the knowledge of Jeffrey Condino, Rodney Schonefeld and Michael Shivers, after reasonable inquiry.

“Action” means any claim, action, cause of action, demand, charge, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, petition, subpoena or known investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law relating to Income Tax).

“Aggregate Consideration” means, upon the terms and subject to the conditions in this Agreement, (i) Closing Date Merger Consideration and (ii) the Post-Closing Consideration.

“Aggregate Option Exercise Price” means the sum of the exercise prices payable upon the exercise in full of all Vested Options outstanding as of immediately prior to the Closing that are held by an Optionholder who has complied with the terms of the applicable Option Surrender Agreement.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

“Calculation Time” means 12:01 a.m. Eastern time on the Closing Date.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act and any similar or conforming legislation in any U.S. jurisdiction, and any subsequent legislation relating to the COVID-19 Pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act.

“Cash” means, with respect to all of the Acquired Companies, all cash and cash equivalents held by each such Acquired Company, determined in accordance with the Accounting Principles; provided that Cash shall (a) be calculated net of (i) restricted balances that are maintained for the benefit of a third party (including bond guarantees, cash collateralizing any obligation (including collateral reserve accounts), amounts held in escrow and deposits or other amounts related to work or services not yet performed), in each case, that are unavailable for the day-to-day use of the Acquired Companies and net of amounts to the extent that they are not freely usable, distributable, transferable or that are subject to any restrictions on repatriation (the amounts contemplated by this clause (a)(i) collectively, “Restricted Cash”), and (ii) outstanding outbound checks, drafts, draws, ACH debits and wire transfers, in each case to the extent there has been a corresponding reduction of accounts payable, accrued liabilities or any other liability included in Net Working Capital that would have otherwise been taken into account in Final Net Working Capital in respect thereof, (b) include inbound checks, drafts, draws, ACH credits and wire transfers deposited or available for deposit, and if such amount relates to an account receivable, to the extent there has been a reduction of accounts receivable that would have otherwise been taken into account in Final Net Working Capital in respect thereof; and (c) be decreased by the amount of any insurance proceeds received by any Acquired Company on or after the date of the Latest Balance Sheet under insurance policies maintained by or for the benefit of any Acquired Company in connection with any claims under such policies for material damage or destruction to any of its properties or assets occurring on or after the date of the Latest Balance Sheet.

“Closing Cash” means the amount of Cash held by the Acquired Companies as of the Calculation Time; provided that any payments made by any Acquired Company (x) in respect of Indebtedness or Transaction Expenses or (y) to repurchase or redeem any Equity Interests of any Acquired Company or to pay any dividend or other distributions to any Securityholder, in each case following the Calculation Time and prior to the Closing shall be deemed to have been made prior to the Calculation Time.

“Closing Date Option Surrender Payment” means, with respect to a particular Vested Option that is outstanding as of immediately prior to the Closing, an amount (net of any amounts required to be deducted or withheld from the applicable Optionholder under any provision of applicable Law) equal to (i) the excess of (A) the Per Share Common Merger Consideration, minus (B) the aggregate exercise price applicable to such Vested Option, multiplied by (ii) the aggregate number of Common Stock issuable upon the exercise in full of such Vested Option.

“Closing Indebtedness” means the aggregate Indebtedness of the Acquired Companies as of immediately prior to the Closing.

“Closing Net Working Capital” means the Net Working Capital as of the Calculation Time.

“Closing Transaction Expenses” means the aggregate Transaction Expenses that have not been paid prior to the Calculation Time.

“Common Stock” shall have the meaning given to such term in the Company’s Certificate of Incorporation.

“Company’s Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, dated as of May 2, 2019, as amended through the date hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between any of the Acquired Companies and any labor organization or other similar authorized employee representative representing employees of any Acquired Company.

“Commercially Reasonable Efforts” means the efforts that a commercially reasonable Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably practicable; provided, however, that a Person required to use Commercially Reasonable Efforts under this Agreement will not be thereby required to commence any litigation.

“Contract” means any written or oral contract, including any agreements, indentures, notes, bonds, leases, licenses or other agreement.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or any other Law, order, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the COVID-19 Pandemic, including the CARES Act and Families First Act.

“COVID-19 Pandemic” means the SARS-Cov2 or COVID-19 pandemic, including any future resurgence or evolutions or mutations thereof and any related or associated disease outbreaks, epidemics and pandemics.

“Debt Financing Source” means each entity (including the lenders and each agent and arranger) that has committed to provide or arrange or otherwise entered into agreements to provide or arrange the Debt Financing (or, in accordance with Section 9.02(b), Replacement Debt Financing or Alternative Debt Financing) in connection with the transactions contemplated hereby, together with each of their respective Affiliates thereof and each officer, director, manager, employee, partner, controlling person, advisor, attorney, agent and representative of each such entity or Affiliate and their respective successors and assigns; provided that “Debt Financing Source” shall not include Purchaser, Merger Sub or any of their respective Related Parties.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not covered by ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy, or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written and (x) that is sponsored, maintained, administered, contributed to or entered into by any of the Acquired Companies or any of their respective Affiliates for the current or future benefit of any current or former Service Provider, or (y) for which any of the Acquired Companies has or could have any direct or indirect Liability

“Environmental Requirements” means all Laws, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of, or exposure to, any Hazardous Materials, public health, odors, or mold contamination, as previously or now in effect, including, without limitation, Laws regarding the collection, transportation, storage, screening, recycling or disposal of debris or trash.

“Equity Interest” means, with respect to any Person, any shares of capital stock, units, membership or partnership interests, economic or profits interests or other incidences of equity ownership of such Person, or any options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights or other right convertible into, exchange or exercisable for, or representing the right to acquire any of the foregoing.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means an escrow agreement, substantially in the form attached hereto as Exhibit D, by and among Purchaser, the Securityholder Representative and the Escrow Agent.

“Exchange Agent” means Citibank, N.A.

“Exchange Agent Agreement” means an exchange agent agreement, substantially in the form attached hereto as Exhibit E, by and among Purchaser, the Securityholder Representative and the Exchange Agent.

“Fraud” means an actual, intentional and knowing common law fraud (and not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence) in the making of the representations and warranties in Article 3 and Article 5 of this Agreement or expressly and specifically set forth in any Related Document or any certificate delivered hereunder or thereunder. Without limiting the foregoing, “Fraud” cannot be deemed to exist unless (i) all of the elements of common law fraud are established with respect to the making of the applicable representation or warranty, (ii) the party hereto making such representation or warranty had actual knowledge and the conscious awareness that such representation or warranty was false on the date such representation or warranty was made, and (iii) such party hereto making such representation or warranty had the intention in the making of such representation or warranty to materially deceive and mislead the other party hereto.

“Fully-Diluted Stock” means the sum of (i) the aggregate number of Common Stock issued and outstanding as of immediately prior to the Closing, plus (ii) the aggregate number of Common Stock issuable upon the exercise in full of all Vested Options outstanding as of immediately prior to the Closing that are held by an Optionholder who has complied with the terms of the applicable Option Surrender Agreement.

“Fundamental Representations” means the representations set forth in Section 3.01 (Organization and Qualification), Section 3.02(a) (Authorization), Section 3.02(b)(i) (No Breach), Section 3.02(c) (Conflicts or Consents), the first sentence of Section 3.02(d) (Valid and Binding Agreement), Section 3.03 (Capitalization), Section 3.04 (Subsidiaries), Section 3.28 (Brokerage), Section 5.02 (Authorization; No Breach, Conflicts or Consents; Valid and Binding Agreement), Section 5.03 (Ownership of Shares), and Section 5.04 (Brokerage).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied throughout the periods presented.

“Governmental Authority” means any foreign or U.S. federal, state, provincial or local governmental, quasi‑governmental, regulatory or administrative authority, agency, commission, official, body, department, division, board, bureau or instrumentality or any court, tribunal or judicial or arbitral body.

“Hazardous Materials” shall mean each and every material, waste or other substance (including petroleum and petroleum products, radioactive materials, radiation, noise, odors, mold and microbial agents, asbestos containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls), which is defined, determined or identified as hazardous or toxic (or words of similar meaning and effect) under Environmental Requirements or for which Liability or standards of conduct may be imposed by, or the release of which is regulated under, any Environmental Requirements.

“Improvement” means any permanent building, structure, erection, pipe, pole, fence, tower, road, pavement, foundation, improvement or thing of any kind or nature constructed or installed on or within the Leased Real Property.

“Income Tax” means any Tax based on net income or net profits, or other Tax in the nature of an income Tax, regardless of how such Tax is denominated by a Governmental Authority (but, for the avoidance of doubt, shall not include gross receipts, sales, use, personal or real property Tax), including any interest, additions to tax, penalties, fines, or additional amounts imposed in connection therewith, whether disputed or not.

“Income Tax Amount” means Income Taxes of the Acquired Companies (i) unpaid with respect to any Pre-Closing Tax Period beginning after December 31, 2022, which amount is not yet due and payable, (ii) set forth on Schedule 11.01(a) (which amount shall not exceed $750,000, and (iii) any amounts received by the Acquired Companies prior to the Closing in respect of the Company’s claim for a federal employee retention tax credit pursuant to the CARES Act for the first and second quarters of the 2021 taxable year in the aggregate amount of $1,913,946). The Income Tax Amount shall (a) be determined as of the end of the day on the Closing Date (excluding any transactions outside of the ordinary course of business of the

Acquired Companies effected by or at the direction of Purchaser on the Closing Date, after the Closing), (b) take into account the transactions contemplated by this Agreement, (c) be calculated in accordance with Section 9.01(a), the past practice of the Acquired Companies and, with respect to any Straddle Period, 9.01(f), (d) take into account Transaction Tax Deductions with respect to the Pre-Closing Tax Period in accordance with Section 9.01(a), (e) take into account net operating losses carried forward by the Acquired Companies from previous taxable years, to the extent available to reduce Income Taxes in such Pre-Closing Tax Period (determined at a “more likely than not” or higher level of comfort), and (f) for the avoidance of doubt, take into account any payments of estimated Income Tax in a Pre-Closing Tax Period to be credited against such Income Tax liability.

“Income Tax Return” means a Tax Return related to Income Tax.

“Indebtedness” means, with respect to any of the Acquired Companies and without duplication, the aggregate amount (including in respect of (w) principal, (x) interest thereon, (y) penalties, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges that would be payable as a result of the discharge thereof, and (z) payments or premiums that would be payable as a result of a change of control of any Acquired Company or the transactions contemplated hereby) of all obligations and other liabilities (i) for borrowed money of any nature, whether current or funded and secured or unsecured, (ii) evidenced by notes, bonds, debentures or similar contracts or instruments, (iii) in respect of intercompany obligations between an Acquired Company, on the one hand, and any of its respective officers, directors, managers or Affiliates or, to the Acquired Companies’ Knowledge, any individual in such officer’s, director’s or manager’s immediate family, on the other hand, that have not been terminated prior to the Closing pursuant to Section 6.08, including with respect to any management fees, royalty fees, or other intercompany receivables and payables, (iv) under finance leases (formerly known as capital leases) in accordance with GAAP, (v) for the deferred purchase price of assets, property, goods, securities, businesses, equipment or services, including the maximum gross amount of all seller notes and “earn-out,” milestone, purchase price adjustment, settlement, or other similar payments (whether contingent or otherwise), (vi) in respect of letters of credit, bankers’ acceptances, surety bonds, performance bonds and similar instruments (in each case, to the extent drawn or in respect of which the conditions for draw-down have been satisfied), (vii) in respect of any unfunded or underfunded pension or retiree health and welfare liabilities whether qualified or unqualified (including, in each case, the employer portion of any payroll, employment or similar Taxes related thereto), (viii) under Contracts relating to forward, interest rate, currency rate or commodity price protection, swap agreements, collar agreements and other hedging agreements (at the termination value of each such arrangement), (ix) for Income Tax Amount, (x) in respect of any unpaid annual bonuses for the fiscal year ending December 30, 2023, any deferred compensation, unpaid commissions outside the ordinary course of business, any unpaid long-term incentives or severance payments or benefits or prior year vacation liabilities (including, in each case, the employer portion of any payroll, employment or similar Taxes related thereto), (xi) [RESERVED], (xii) [RESERVED], (xiii) for deferred revenue or unearned revenue, all advance payments and customer deposits and prepayments (to the extent not offset by accounts receivable in Net Working Capital), (xiv) in respect of capital expenditures for the “Hulk 6” and “Mega Hulk 7” projects, $3,125,000 less amounts paid by, or on behalf of, the Acquired Companies between October 1, 2023 and the Closing Date with respect to such projects, (xv) arising out of or relating to the matters set forth on Schedule 11.01(b)-I and (xvi) in respect of any indebtedness or other obligations of any other Person of the type described in the preceding clauses (i) through (xv) guaranteed by, or secured by any of the assets or Equity Securities of, any of the Acquired Companies; provided, that “Indebtedness” shall not include any indebtedness relating to any contract set forth on Schedule 11.01(b)-II. Notwithstanding the foregoing, Indebtedness does not include amounts taken into account in the calculation of Net Working Capital or Transaction Expenses.

“Independent Auditor” means KPMG LLP.

“Intellectual Property” means any and all intellectual property and industrial property rights and assets, and all rights, interests, and protections that are associated with any and all of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (i) trademarks, service marks, trade names, logos, trade dress, design rights, and other similar designations of source, sponsorship, association, or origin, including all applications and registrations and the goodwill connected with the use of and symbolized by any of the foregoing; (ii) copyrights, works of authorship, author, performer, moral and neighboring rights, together with all translations, adaptations, derivations and combinations thereof, advertising copy and other marketing materials, drawings, graphics, documentation, databases, and recordings, including all applications and registrations related to any of the foregoing; (iii) trade secrets and confidential know-how, discoveries, business, marketing, and technical information, ideas, inventions, invention disclosure statements, research and development, formulae, product road maps and specifications, designs, customer and supplier lists, pricing and cost information, databases, data collections, source code, and other confidential and proprietary information and all rights therein (all of the foregoing in subsection (iii) collectively, “Trade Secrets”); (iv) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (v) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with any social media companies and the content found thereon and related thereto, and URLs; (vi) software and firmware, including data files, source code, object code, application programming interfaces, user interfaces, architecture, files, records, schematics, computerized databases, assemblers, applets, compilers, compiled code, binaries, design tools, development tools, software implementations of algorithms, models and methodologies, operating systems, and related specifications and documentation (all of the foregoing in subsection (vi) collectively, “Software”); (vii) other intellectual property and related proprietary rights, interests and protections; and (viii) all rights to any Actions of any nature related to any and all of the foregoing, whether accruing before, on or after the date hereof, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages.

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means all Software, computer hardware, firmware, middleware, servers, networks, platforms, workstations, routers, hubs, switches, data communication lines peripherals, and similar or related items of automated, computerized, or other information technology equipment, networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Acquired Companies.

“Law” means any law, statute, rule, regulation, judgment, injunction, Order, decree or other binding action or requirement of a Governmental Authority.

“Liability” means any debt, liability, obligation, fine, commitment or penalty of any kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, inchoate or otherwise, whether accrued or unaccrued, whether liquidated or unliquidated, secured or unsecured, and whether due or to become due, and regardless of when asserted), and including all reasonable and documented costs and expenses relating thereto.

“Liens” means liens, mortgages, pledges, security interests, charges and encumbrances.

“Material Adverse Effect” means any change, occurrence, event, condition, circumstance, state of facts or development that, when considered individually or in the aggregate with all other changes, occurrences, events, conditions, circumstances or developments, has had or would reasonably be expected to have, a material adverse effect on (a) the assets, business, financial condition or results of operations of the Acquired Companies, taken as a whole or (b) the ability of the Acquired Companies or the Securityholders to consummate the transactions contemplated hereby on a timely basis; provided, however, that, solely for purposes of clause (a) of this definition, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any change, occurrence, event, condition, circumstance, state of facts or development attributable to (i) the negotiation, execution or announcement or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, customers, suppliers, landlords, distributors, partners or employees, or on revenue, profitability and cash flows (provided, however, that this clause (i) shall not apply to the representations and warranties (or related condition) that, by their terms, specifically address the consequences arising out of the execution of this Agreement or the announcement or existence thereof or the pendency of the transactions contemplated hereby); (ii) conditions affecting any industry in which the Acquired Companies participate, the U.S. or world economy as a whole or the U.S. or global capital or financial markets in general or the markets in which the Acquired Companies operate; (iii) compliance with the terms of, or the taking of any action required by, this Agreement (provided, however, that this clause (iii) shall not apply to the representations and warranties (or related condition) that, by their terms, specifically address the consequences arising out of the execution of this Agreement); (iv) the taking of any action, or failing to take any action, at the written request of Purchaser, that is not required to be taken (or not taken) by this Agreement; (v) any change in applicable Laws or the interpretation thereof after the date hereof; (vi) any change in GAAP after the date hereof; (vii) any failure in and of itself by the Acquired Companies, taken as a whole, to meet financial forecasts, projections or estimates (but not the reasons underlying such failure unless such reasons are covered by one of the other clauses of this definition); (viii) national or international political or social conditions, other than any epidemic, pandemic or disease outbreak (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, the occurrence of any military or terrorist attack, acts of violence (whether foreign or domestic), civil unrest or civil disturbances (including rioting, protesting and looting), material armed hostilities or other international or national calamity directly or indirectly involving the U.S.; (ix) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other weather conditions or natural disasters other than any epidemic, pandemic or disease outbreak; or (x) any epidemics, pandemics or disease outbreaks (including the COVID-19 Pandemic) or any COVID-19 Measures, curfews or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including the COVID-19 Pandemic), or material worsening of such conditions threatened or existing as of the date of this Agreement, except in the case of any of the foregoing clauses (ii), (v), (vi), (viii), (ix) and (x), to the extent such changes, occurrences, events, conditions, circumstances, state of facts or developments would have a disproportionate effect on any of the Acquired Companies compared to other Persons (other than individuals) in the industries and geographic regions in which the Acquired Companies conduct their business.

“Net Working Capital” means (i) the aggregate current assets (excluding Cash, Restricted Cash, any Income Tax assets and deferred Tax assets) of the Acquired Companies, minus (ii) the aggregate current liabilities (excluding (A) Indebtedness, (B) Transaction Expenses, (C) Income Tax liabilities and deferred Tax liabilities reflecting timing differences between book and Tax income and (D) the matters described on Schedule 11.01(a)) of the Acquired Companies, in each case determined in accordance with the Accounting Principles. An example calculation of the Net Working Capital is attached hereto as Exhibit F and the parties hereto agree that only the line items set forth on Exhibit F may be used in any calculation of the Net Working Capital pursuant to this Agreement.

“Open Source Software” shall mean Software that is subject to or licensed, provided or distributed pursuant to any open source license, including any (i) license that is, or is substantially similar to, a license now or in the future approved by the “Open Source Initiative,” or (ii) license under which any Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms.

“Option” means an issued and outstanding option to acquire equity interests in the Company.

“Option Surrender Consideration” means, with respect to a particular Optionholder, an amount equal to (i) the aggregate amount of such Optionholder’s Closing Date Option Surrender Payments, plus (ii) an amount (net of any amounts required to be deducted or withheld from any Optionholder under any provision of applicable Law) equal to (A) the Post-Closing Consideration, multiplied by (B) such Optionholder’s Post-Closing Percentage Interest.

“Optionholder” means a holder of one or more Options, in such holder’s capacity as the holder of any such Option.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Organizational Documents” shall means (w) with respect to any corporation, the articles or certificate of incorporation, as applicable, and the bylaws or code of regulations, as applicable, of such corporation; (x) with respect to any limited liability company, the articles of organization or certificate of formation and the limited liability company agreement or operating agreement, as applicable, of such limited liability company; (y) with respect to any general partnership or limited partnership, the certificate of partnership or certificate of limited partnership, as applicable, and the partnership agreement or limited partnership agreement, as applicable, of such general partnership or limited partnership; and (z) with respect to any other business entity, any similar documents providing for such entity’s organization and governance.

“Payment Schedule” means a schedule prepared in accordance with the Organizational Documents of the Company and in substantially in the form attached hereto as Exhibit G containing (i) each Securityholder’s name, (ii) the number and type of Equity Interests of the Company held as of immediately prior to the Effective Time by such Securityholder, (iii) the allocable portion of the Closing Date Merger Consideration payable to such Securityholder, and (iv) each Securityholder’s Post-Closing Percentage Interest, which Exhibit G shall be updated by the Securityholder Representative from time to time prior to the Effective Time solely to reflect (x) the exercise or forfeiture of any Options occurring after the date that is five (5) Business Days prior to the Closing, (y) changes to the Closing Date Merger Consideration prior to the Closing, and (z) changes to each Securityholder’s Post-Closing Percentage Interest as may be agreed by Purchaser and the Securityholder Representative prior to the Closing.

“Per Share Common Merger Consideration” means an amount equal to (i) the sum of (A) the Closing Date Merger Consideration payable in respect of Common Stock (for this purpose, calculated as if the aggregate amount of the Closing Date Option Surrender Payments for all Optionholders was zero), plus (B) the Aggregate Option Exercise Price, divided by (ii) the Fully-Diluted Stock, in each case as determined by the Securityholder Representative in its sole discretion.

“Per Share Closing Date Merger Consideration” means an amount equal to the sum of (A) (i) the Closing Date Merger Consideration payable in respect of Series A Preferred Stock, divided by (ii) the aggregate number of Series A Preferred Stock issued and outstanding as of immediately prior to the Closing, in each case as determined by the Securityholder Representative in its sole discretion, plus (B) Per Share Common Merger Consideration.

“Permitted Liens” means: (i) statutory liens for current Taxes or other governmental charges not yet due or payable or the amount or validity of which are being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not yet due or payable or the amount or validity of which are being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (iii) non-preempted zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over any real property which are not violated by the current use and operation of such real property or the operation of the business of any Acquired Company or any violation of which would not have a Material Adverse Effect; (iv) covenants, conditions, restrictions, easements, occupancies, grants, reservations and other similar matters of fact or record affecting title to any real property or which would appear on an accurate of any real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with any Acquired Company’s business; (v) public roads, streets and highways; (vi) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vii) purchase money liens and liens securing rental payments under capital lease arrangements; (viii) non-exclusive licenses for Intellectual Property granted in the ordinary course of business; and (ix) liens relating to the contracts set forth on Schedule 11.01(c).

“Person” means an individual, a sole proprietorship, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or any Governmental Authority.

“Personally Identifiable Information” means any and all (i) information about an individual that either contains data elements that identify the individual or with respect to which there is a reasonable basis to believe the information can be used to identify, contract or locate the individual, (ii) any and all information that enables a person to contact the individual (such as information contained in a cookie or an electronic device fingerprint) and (iii) “personal data” as the term is defined in the European Union’s General Data Protection Regulation, and “personal information,” “personally identifiable information,” “protected health information,” and other similar terms as defined in any other applicable Law in relation to data privacy, data protection, cybersecurity or the processing of such information or data.

“Post-Closing Consideration” means the aggregate amount, if any, payable to the Securityholders after the Closing pursuant to and in accordance with Section 1.05(i), Section 1.05(j) or Section 10.02(b).

“Post-Closing Percentage Interest” means, (i) with respect to each Seller, the percentage set forth across from such Seller’s name on the Payment Schedule in the column titled “Post-Closing Percentage Interest,” and (ii) with respect to each Optionholder who has complied with the terms of the applicable Option Surrender Agreement, the percentage set forth across from such Optionholder’s name on the Payment Schedule in the column titled “Post-Closing Percentage Interest.”

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through the end of the day on the Closing Date.

“Purchaser Group” means Purchaser, Merger Sub and each of their respective Affiliates (including, but solely after the Closing, the Acquired Companies) and each of their and their Affiliates’ respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns.

“Related Documents” means the Voting and Support Agreements, the Escrow Agreement, the Exchange Agent Agreement, the Written Consent, the Option Surrender Agreement and each other agreement, document, certificate or instrument delivered pursuant to, or in connection with, this Agreement (including, with respect to Purchaser and the Debt Commitment Letter).

“Related Party” means with respect to any specified Person, (a) any Affiliate of such specified Person, (b) any Person who is a director, officer, general partner, managing member, employee, equityholder or in a similar capacity of such specified Person or any of its Affiliates, and (c) any other Person who holds, individually or together with such other Person’s Affiliates and any members of such other Person’s immediate family, directly or indirectly, more than 10% of the outstanding equity or ownership interests of such specified Person. For the avoidance of doubt, “Related Party” when referenced with respect to any Acquired Company includes each Securityholder and its Related Parties.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, migrating or leaching, whether accidental or intentional, into or through the environment, including surface water, soil or groundwater (including the abandonment, burial or discarding of barrels, containers, and other receptacles containing Hazardous Materials), or as defined under Environmental Requirements.

“Required Stockholder Approval” means the written consent of holders representing a majority of the outstanding shares of Common Stock.

“Representation and Warranty Policy” means each of (i) the buyer-side insurance policy issued by Beazley USA Services, Inc. to Purchaser, and (ii) the buyer-side insurance policy issued by Arch Reinsurance Ltd. to Purchaser, in each case providing coverage against the inaccuracy or breach of certain of the Executory Sellers’ representations and warranties in Article 3 and Article 5 hereof.

“Representation and Warranty Policy Costs” means the premium, premium taxes, underwriting, diligence and other costs associated with the procurement of the Representation and Warranty Policy.

“Representative Expense Account” means a segregated account where the Representative Expense Amount is held for disbursement by the Securityholder Representative.

“Restricted Cash” has the meaning set forth in the definition of “Cash”.

“Securityholder Group” means the Securityholders (or any of their equityholders), the Company or any of their respective direct or indirect Affiliates or representatives (or any of their directors, officers, employees, members, shareholders, managers, partners or agents).

“Securityholder Parties” means the Securityholders and their respective Affiliates (other than an Acquired Company).

“Securityholders” means, collectively, each Seller and each Optionholder.

“Sellers” means, collectively, the holders of the issued and outstanding Shares as of immediately prior to the Effective Time.

“Series A Preferred Stock” shall have the meaning given to such term in the Company’s Certificate of Incorporation.

“Service Provider” means as of any relevant time, any director, officer, employee, intern (paid or unpaid) or independent contractor who provides services in an individual capacity or as a sole proprietor or sole owner of his or her consulting company to or for any of the Acquired Companies.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity (other than a corporation) of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity (other than a corporation) if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director, managing member or general partner of such partnership, limited liability company, association or other business entity.

“Shares” means, collectively, all of the issued and outstanding shares in the Company, including the Series A Preferred Stock and the Common Stock.

“Target Net Working Capital” means $23,234,000.

“Tax” or “Taxes” means (i) all U.S. federal, state, local and foreign taxes, duties, tariffs (including, without limitation, income, sales, use, ad valorem, commercial activity, withholding, payroll, employment, unemployment, excise, gross receipts, license, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, escheat, unclaimed and abandoned property, social security (or similar), disability, workers’ compensation, real property, personal property, transfer, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever (including, for the avoidance of doubt, V.A.T.)); (ii) interest, additions to tax, penalties, fines, or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i).

“Tax Returns” means any return, report, claim for refund, information return or other document (including schedules or any related or supporting information) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or the administration of any Laws relating to any Tax, including any estimated returns and reports of every kind.

“Transaction Expenses” means, (i) all fees, costs and expenses incurred or payable by or on behalf of any of the Acquired Companies in connection with the negotiation or execution of this Agreement or the consummation of the transactions contemplated hereby or any sale process conducted or pursued prior to the Closing (including in connection with any initial public offering), including any such legal, accounting, transaction, closing, investment banking, bankers’, brokers’, financial advisors’, consultants’ or other professional advisors’ fees, costs and expenses, in each case whether or not accrued and whether billed or payable prior to, on or after the Closing (excluding any such payments to the extent arising pursuant to arrangements entered into after the Closing), (ii) the Closing Date Option Surrender Payments, (iii) any retention, change of control, transaction, sale, stay or similar type of bonus, compensation, incentive or severance payments or other similar payments that become due or payable to any employee, officer, director or manager of any Acquired Company as a result of and/or in connection with the consummation of the transactions contemplated hereby pursuant to any agreement entered into by any Acquired Company prior to the Closing (excluding any such payments to the extent arising pursuant to arrangements entered into after the Closing or as a result of actions taken by Purchaser that were not required to be taken based on Contracts or applicable Law in effect prior to the Closing), including, in each case, the employer portion of any payroll, employment or similar Taxes related thereto, (iv) Transfer Taxes for which the Securityholders are liable pursuant to Section 9.01(d), (v) all out-of-pocket costs and expenses incurred by Purchaser or an Acquired Company as a result of the termination of any Related Party Arrangements (and the payment of all amounts owed to any such Seller or its Related Parties under any such Related Party Arrangement from any Acquired Company), (vi) 50% of the Representation and Warranty Policy Costs, (vii) all costs, fees and expenses related to the purchase of the “tail” policy pursuant to Section 7.02(c) and (viii) 50% of all fees, costs and expenses of the Escrow Agent. Notwithstanding the foregoing, Transaction Expenses does not include amounts taken into account in the calculation of Net Working Capital or Indebtedness. For the avoidance of doubt, (I) Transaction Expenses shall include those fees and expenses set forth on the Transaction Expenses Schedule and (II) Transaction Expenses shall include any amounts that (x) if due and owing prior to the Closing would constitute Transaction Expenses pursuant to the terms of this Agreement, and (y) which arise as a result of the payment of any amounts following the Closing pursuant to Section 1.05, and any such post-Closing payments shall be payable net of any such Transaction Expenses.

“Transaction Tax Deductions” means Income Tax deductions of an Acquired Company with respect to (i) Transaction Expenses and (ii) Indebtedness (including, for the avoidance of doubt, amounts treated as interest for U.S. federal Income Tax purposes, any breakage fees or accelerated deferred financing fees), in each case, whether paid by an Acquired Company, or by Purchaser on behalf of an Acquired Company.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.K. Subsidiary” means Signature Fencing and Flooring Systems Europe Limited, a private limited company formed under the laws of England and Wales.

“U.S.” means the United States of America.

“V.A.T.” means (i) value added tax imposed pursuant to the United Kingdom Value Added Tax Act 1994; (ii) any tax imposed in compliance with the European Union Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (iii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clause (i) or (ii) above, or imposed elsewhere.

“Vested Option” means a vested Option (including any Option that will vest at the Closing upon the consummation of the transactions contemplated by this Agreement) with an exercise price that is less than the Per Share Common Merger Consideration, as determined as of immediately prior to the Closing.

11.02 Other Definitional Provisions.

(a) Successor Laws. References to any statute, rule, regulation, law or Applicable Law shall be deemed to refer to such statute, rule, regulation, law or Applicable Law as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder (except to the extent otherwise expressly provided herein).

11.03 Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

Acquisition Transaction	Section 6.05
Adverse Effect on Financing	Section 9.02(b)
Agreement	Preamble
Alternative Debt Financing	Section 9.02(b)
Alternative Financing Commitment	Section 9.02(b)
Anticorruption Laws	Section 3.22
Antitrust Laws	Section 6.04(a)
Base Consideration	Section 1.03(a)
Claim	Section 10.01(b)(vi)
Closing	Section 2.01
Closing Date	Section 2.01
Closing Date Merger Consideration	Section 1.03(a)
Commonly Controlled Entity	Section 3.17(c)
Company	Preamble
Company Intellectual Property	Section 3.13(a)
Confidentiality Agreement	Section 9.05
D&O Indemnitees	Section 7.02(a)
Data Breach	Section 3.14(b)
Data Room	Section 6.11
Debt Commitment Letter	Section 4.06(a)
Debt Financing	Section 4.06(a)
Debt Payoff Amount	Section 1.04(c)
Designated Contacts	Section 6.03

Term	Section No.

Designated Parties	Section 3.23
Disclosure Schedules	Article 3
Dispute Resolution Procedure	Section 1.05(e)
Electronic Delivery	Section 12.12
End Date	Section 8.01(d)
Environmental Permits	Section 3.21(b)
ERISA	Section 3.17(a)
Escrow Account	Section 2.02(a)
Escrow Amount	Section 2.02(a)
Estimated Cash	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Estimated Indebtedness	Section 1.04(a)
Estimated Net Working Capital	Section 1.04(a)
Estimated Transaction Expenses	Section 1.04(a)
Excess Amount	Section 1.05(j)
Executory Seller(s)	Preamble
Export/Import Laws	Section 3.24
Final Cash	Section 1.05(d)
Final Closing Statement	Section 1.05(d)
Final Determination Date	Section 1.05(d)
Final Indebtedness	Section 1.05(d)
Final Merger Consideration	Section 1.03(b)
Final Net Working Capital	Section 1.05(d)
Final Transaction Expenses	Section 1.05(d)
Financial Statements	Section 3.05
Foreign Benefit Plans	Section 3.17(j)
Honigman	Section 9.07
HSR Act	Section 3.16
Insurance Policy	Section 3.19
Latest Balance Sheet	Section 3.05
Leased Real Property	Section 3.10(d)
Material Contracts	Section 3.12(a)
Material Customers	Section 3.26(a)
Material Suppliers	Section 3.26(b)
Merger Sub	Preamble
Notice of Disagreement	Section 1.05(c)
Option Surrender Agreement	Recitals
Payoff Indebtedness	Section 1.04(c)
Payoff Letters	Section 1.04(b)
Plans	Section 3.17(a)
Preliminary Statement	Section 1.05(a)
Privileged Communications	Section 9.07

Term	Section No.

Purchaser	Preamble
Real Property Leases	Section 3.10(d)
Registered Intellectual Property	Section 3.13(a)
Related Party Arrangement	Section 3.27(a)
Replacement Debt Commitments	Section 9.02(b)
Replacement Debt Financing	Section 9.02(b)
Representative Expense Amount	Section 2.02(a)
Sanctions	Section 3.23
Sanctions Authority	Section 3.23
Securityholder Affiliates	Section 12.18
Securityholder Representative	Preamble
Shortfall Amount	Section 1.05(i)
Stockholder Notice	Section 6.09
Transaction Expenses Schedule	Section 1.04(a)
Transfer Taxes	Section 9.01(d)
Utility Lines	Section 3.10(f)
Voting and Support Agreement	Recitals
WARN Act Laws	Section 3.18(e)
Written Consent	Recitals

Article 12

MISCELLANEOUS

12.01 Expenses. Except as otherwise expressly provided herein, all fees and expenses (including attorneys’ and accountants’ fees and expenses) incurred in connection with or related to this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by this Agreement are consummated; provided that, for the avoidance of doubt, (a) Purchaser shall bear (i) 100% of the fees and costs related to the HSR Act filings and any other applicable antitrust filings; and (ii) 50% of (A) the Representation and Warranty Policy Costs and (B) the fees and expenses of the Escrow Agent, and (b) the Sellers shall bear the other 50% of such Representation and Warranty Policy Costs and Escrow Agent fees, as applicable, such amounts to be borne by Sellers as Transaction Expenses hereunder.

12.02 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted by email, (c) the Business Day following the day on which the same has been delivered to a reputable national overnight delivery service (charges prepaid), or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties hereto, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by the recipient party to the sending party:

Notices to Purchaser, Merger Sub or (following the Closing) to the Company:

Myers Industries, Inc.

1293 South Main Street

Akron, OH 44301

Attention: Michael McGaugh

Email: mmcgaugh@myersind.com

with a copy (which shall not constitute notice) to:

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, OH 43215

Attention: J. Bret Treier and Bruce P. Paige

Email: jbtreier@vorys.com; bppaige@vorys.com

Notices to the Securityholder Representative or (prior to the Closing) to the Company:

Center Rock Capital Partners

39400 Woodward Ave.

Suite 240

Bloomfield Hills, MI 48304

Attention: Terry Theodore; Ian Kirson; and Arun Laxmanan

Email: ttheodore@centerrockcp.com; ikirson@centerrockcp.com; alaxmanan@centerrockcp.com with a copy (which shall not constitute notice) to:

Honigman LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226

Attention: Michael D. DuBay and Matthew J. Moussiaux

Email: mdubay@honigman.com; mmoussiaux@honigman.com

12.03 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated (a) by Purchaser, Merger Sub or the Company without the prior written consent of the Securityholder Representative, or (b) by any Executory Seller without the prior written consent of Purchaser; provided, that, after the Closing, each Seller may, without the prior written consent of Purchaser, assign this Agreement to any of its beneficial owners or successors by operation of law so long as such beneficial owners or successors agree to satisfy such Seller’s obligations under this Agreement. Notwithstanding the immediately preceding sentence, Purchaser may, without the prior written consent of the Securityholder Representative, assign or transfer its rights under this Agreement to any Debt Financing Source as collateral security in respect of any Debt Financing; provided, further, however, in any case, that no such assignment or transfer shall relieve the assigning party of its obligations or agreements hereunder or require any other party hereunder to resort to any such assignee or transferee prior to seeking any remedies against the assigning or transferring party permitted under or pursuant to this Agreement. Any attempted assignment or transfer in violation of this Section 12.03 shall be null and void.

12.04 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.05 References. The table of contents and the section and other headings and subheadings contained in this Agreement, the Exhibits and the Disclosure Schedules are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement, any Exhibit or any of the Disclosure Schedules. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section” or “Exhibit” shall be deemed to refer to a section of this Agreement or exhibit to this Agreement, as applicable. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement. The use of the word “including” herein shall mean “including without limitation.” The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The phrase “ordinary course of business” means the ordinary and usual course of business of the Acquired Companies consistent with past practice in all material respects.

12.06 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Exhibits or the Disclosure Schedules is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Person shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement, the Exhibits and the Disclosure Schedules is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract).

12.07 Amendment and Waiver. Subject to Section 12.09, any provision of this Agreement, the Exhibits or the Disclosure Schedules may be amended only in a writing signed by Purchaser, the Company and the Securityholder Representative. No waiver of any provision hereunder, or any breach, default or misrepresentation hereunder, shall be valid unless the same shall be in writing and signed by the party making such waiver, and no such waiver shall extend to or affect in any way any other provision or prior or subsequent breach, default or misrepresentation.

12.08 Complete Agreement. This Agreement and the documents referred to herein (including the Related Documents) contain the complete agreement between the parties hereto and supersede any prior understandings or agreements by or between the parties hereto, written or oral, which may have related to the subject matter hereof or thereof in any way.

12.09 Third‑Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of, and shall be enforceable by, the D&O Indemnitees. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement and the D&O Indemnitees any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. Notwithstanding the foregoing, the Debt Financing Sources are express and intended third-party beneficiaries of Section 12.03, Section 12.10, Section 12.14, Section 12.15, Section 12.17, Section 12.18 and this Section 12.09 (and no amendment or modification to such provisions that is adverse to any Debt Financing Sources may be made without the prior written consent of the Debt Financing Sources so affected), and each of such provisions shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce such provisions.

12.10 Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE AND REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE DEBT FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE.

12.11 Purchaser Deliveries. The parties hereto agree and acknowledge that, unless the context of this Agreement requires otherwise, no documents or other items shall be considered to have been “delivered,” “furnished,” “provided”, “made available” or words of similar import unless they were delivered by or on behalf of the Acquired Companies to Purchaser or its Affiliates no later than one day prior to the date hereof in the Data Room.

12.12 Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto and any signature to any of the foregoing, to the extent delivered or signed by means of electronic mail, electronic signature or comparable technology (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties hereto or thereto. No party hereto or to any such agreement or instrument shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

12.13 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

12.14 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement, the Exhibits and the Disclosure Schedules shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything herein to the contrary, the parties hereto agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving any Debt Financing Source that is any way related to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to any Debt Financing in connection with the transactions contemplated hereby or any document relating to such Debt Financing shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

12.15 Consent to Jurisdiction. SUBJECT TO THE PROVISIONS OF SECTION 1.06 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES HERETO AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL PROPERLY AND EXCLUSIVELY LIE IN THE CHANCERY COURT OF THE STATE OF DELAWARE, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT

JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH PARTY HERETO ALSO AGREES NOT TO BRING ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN DELAWARE OR, AS APPLICABLE, ANY FEDERAL APPELLATE COURT THAT INCLUDES THE STATE OF DELAWARE WITHIN ITS JURISDICTION). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HERETO IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES HERETO IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 12.02 OF THIS AGREEMENT. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. NOTWITHSTANDING THE FOREGOING, EACH OF THE PARTIES HERETO HEREBY AGREES THAT IT WILL NOT, AND SHALL CAUSE THE ACQUIRED COMPANIES NOT TO (AS APPLICABLE), BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY DEBT FINANCING SOURCE IN ANY WAY RELATING TO THIS AGREEMENT, ANY DEBT FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO ANY SUCH DEBT FINANCING OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND THE APPELLATE COURTS THEREOF) OR ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK, AND THAT THE PROVISIONS OF SECTION 12.10 RELATING TO THE WAIVER OF JURY TRIAL SHALL APPLY TO ANY SUCH ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM.

12.16 Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. It is accordingly agreed that (a) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 12.15 without proof of damages or posting a bond or other form of security, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties hereto otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.16 shall not be required to provide any bond or other security in connection with any such order or injunction. If, on or prior to the End Date, any party hereto brings any suit, action or proceeding, in each case in accordance with Section 12.15, to enforce specifically the performance of the terms and provisions hereof by any other party hereto, the End Date shall automatically be extended (i) for the period during which such suit, action or proceeding is pending, plus ten (10) Business Days, or (ii) by such other time period established by the court presiding over such suit, action or proceeding, as the case may be; provided, however, that in the event that specific performance is not granted by such court, the original End Date shall apply along with any rights of a party to terminate this Agreement, retroactive to the original End Date, in accordance with Section 8.01(d) or Section 8.01(e), as applicable.

12.17 Debt Financing Sources. Notwithstanding anything to the contrary in this Agreement, the Debt Financing Sources shall not have any liability to the Sellers, the Optionholders, any Acquired Company and any of their respective Affiliates, directors, officers, partners, members, employees, equityholders, controlling persons, agents and representatives relating to or arising out of this Agreement, any Debt Financing, or any related agreements or the transactions contemplated hereby or thereby, whether at law or in equity, in contract or in tort or otherwise, and the Sellers, the Optionholders, any Acquired Company and any of their respective Affiliates, directors, officers, partners, members, employees, equityholders, controlling persons, agents and representatives shall not have any rights or claims, and shall not seek any loss or damage or any other recovery or judgment of any kind, including direct, indirect, special, consequential or punitive damages or damages of a tortious nature, against any Debt Financing Source under this Agreement, any Debt Financing or any related agreements, whether at law or in equity, in contract or in tort or otherwise, and each of the Sellers, the Optionholders, any Acquired Company and any of their respective Affiliates, directors, officers, partners, members, employees, equityholders, controlling persons, agents and representatives hereby waives any rights or claims against any Debt Financing Source relating to or arising out of this Agreement, any Debt Financing or any related agreements or the transactions contemplated hereby or thereby, whether at law or in equity, in contract, in tort or otherwise.

12.18 Non-Recourse. All proceedings (whether in contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto. Each party hereto hereby acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, the former, current or future direct or indirect equityholders, directors, officers, employees, incorporators, agents, attorneys, representatives, Affiliates, members, managers, general or limited partners or assignees of any Securityholder or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, general or limited partner, member, manager, Affiliate, agent, assignee or representative of any of the foregoing (collectively (but not including the Acquired Companies), the “Securityholder Affiliates”), through any Acquired Company, the Securityholder Representative, any Securityholder or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of Purchaser against any Securityholder Affiliate by the enforcement of any assessment or by any legal or equitable action, by virtue of any Law, or otherwise, and each party hereto waives and releases all such liabilities, claims and obligations against any such Securityholder Affiliates. Except as set forth in the Related Documents, recourse against the Acquired Companies under this Agreement (subject to the limitations described herein, including Section 9.03 and this Section 12.19) shall be the sole and exclusive remedy of Purchaser and any other Person against the Acquired Companies, the Securityholders or any Securityholder Affiliate in respect of any losses, liabilities, damages, expenses or obligations arising under, or in connection with, this Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby.

* * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the day and year first written above.

Company:	Signature CR Intermediate Holdco, Inc.

	By:	/s/ Arun Laxmanan
	Name:	Arun Laxmanan
	Title:	Vice President, Assistant Treasurer and Assistant Secretary

[Signature Page to Agreement and Plan of Merger]

Securityholder Representative:	Signature CR Holdco, LLC

	By:	/s/ Ian Kirson
	Name:	Ian Kirson
	Title:	Managing Member

Executory Sellers:	Signature CR Holdco, LLC

	By:	/s/ Ian Kirson
	Name	Ian Kirson
	Title:	Managing Member

/s/ Jeff Condino
Jeff Condino

[Signature Page to Agreement and Plan of Merger]

Purchaser:	Myers Industries, Inc.

	By:	/s/ Grant E. Fitz
	Name:	Grant E. Fitz
	Title:	Chief Financial Officer

Merger Sub:	Myers Subsidiary I, Inc.

	By:	/s/ Grant E. Fitz
	Name:	Grant E. Fitz
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

LETTER OF TRANSMITTAL

[See Attached]

EXHIBIT B

[Reserved]

EXHIBIT C

ACCOUNTING PRINCIPLES

[See Attached]

EXHIBIT D

FORM OF ESCROW AGREEMENT

[See Attached]

EXHIBIT E

FORM OF EXCHANGE AGENT AGREEMENT

[See Attached]

EXHIBIT F

NET WORKING CAPITAL EXAMPLE CALCULATION

[See Attached]

EXHIBIT G

FORM OF PAYMENT SCHEDULE

EXHIBIT H

FORM OF SUPPORT AGREEMENT

[See Attached]

EXHIBIT I

FORM OF WRITTEN CONSENT

[See Attached]

EXHIBIT J

FORM OF PAYOFF LETTER

[See Attached]

EXHIBIT K

FORM OF TERMINATION AGREEMENT

[See Attached]